UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Enbridge Pipelines Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Enbridge Inc.

(Name of Person(s) Furnishing Form)

6.55% MEDIUM TERM NOTE DEBENTURES DUE NOVEMBER 17, 2027

6.05% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 12, 2029

3.52% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 22, 2029

6.50% MEDIUM TERM NOTE DEBENTURES DUE JUNE 11, 2029

2.82% MEDIUM TERM NOTE DEBENTURES DUE MAY 12, 2031

5.08% MEDIUM TERM NOTE DEBENTURES DUE DECEMBER 19, 2036

5.35% MEDIUM TERM NOTE DEBENTURES DUE NOVEMBER 10, 2039

5.33% MEDIUM TERM NOTE DEBENTURES DUE APRIL 6, 2040

4.55% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 17, 2043

4.55% MEDIUM TERM NOTE DEBENTURES DUE SEPTEMBER 29, 2045

4.13% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 9, 2046

4.33% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 22, 2049

4.20% MEDIUM TERM NOTE DEBENTURES DUE MAY 12, 2051

5.82% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 17, 2053

(Title of Class of Subject Securities)

46065ZAE7

29250ZAC2

29250ZAX6

29250ZAD0

29250ZAZ1

29250ZAG3

29250ZAJ7

29250ZAM0

29250ZAR9

29250ZAU2

29250ZAW8

29250ZAY4

29250ZBA5

29250ZBB3

(CUSIP Number of Class of Securities (if applicable))

David Taniguchi

Vice President, Legal & Corporate Secretary

Enbridge Inc.

200, 425 - 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

Telephone Number: 1-403-231-3900

with a copy to:

Catherine M. Clarkin

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone Number: (212) 558-4000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 25, 2026

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Enbridge Inc. (“Enbridge”), a corporation governed by the laws of Canada, in connection with (i) the meeting (the “Meeting”) of the holders of issued and outstanding 6.55% medium term note debentures due November 17, 2027, 6.05% medium term note debentures due February 12, 2029, 3.52% medium term note debentures due February 22, 2029, 6.50% medium term note debentures due June 11, 2029, 2.82% medium term note debentures due May 12, 2031, 5.08% medium term note debentures due December 19, 2036, 5.35% medium term note debentures due November 10, 2039, 5.33% medium term note debentures due April 6, 2040, 4.55% medium term note debentures due August 17, 2043, 4.55% medium term note debentures due September 29, 2045, 4.13% medium term note debentures due August 9, 2046, 4.33% medium term note debentures due February 22, 2049, 4.20% medium term note debentures due May 12, 2051, and 5.82% medium term note debentures due August 17, 2053 (collectively, the “EPI Notes”) of Enbridge Pipelines Inc., a corporation governed by the laws of Canada (“EPI”), to facilitate the proposed exchange of the EPI Notes for an equal principal amount of newly issued medium term notes of Enbridge (collectively, the “Enbridge Notes”) having financial terms that are the same as the financial terms of the EPI Notes and which will be unconditionally guaranteed by Spectra Energy Partners, LP and Enbridge Energy Partners, L.P. and (ii) the proposed exchange of the EPI Notes for the Enbridge Notes in the manner, and subject to the conditions to completion, described in the Circular (as defined below) included as Appendix A to this Form CB.

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been published in the home jurisdiction of Enbridge and EPI and are attachments to this Form CB:

Appendix A:	Management Information Circular and Consent Solicitation Statement with respect to Proposed Amendments to the Trust Indenture Governing the EPI Notes (the “Circular”).

Appendix B:	Consent and Proxy Form for the Meeting.

Appendix C:	Press Release of Enbridge and EPI, dated May 25, 2026.

Appendix D:	Investor presentation, dated May 25, 2026.

(b)

Not Applicable.

Item 2. Informational Legends

Legends complying with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the documents referred to in Item 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Index

2.1	The Annual Report on Form 10-K of Enbridge in respect of the financial year ended December 31, 2025 (incorporated by reference to Enbridge’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2026).

2.2	The Quarterly Report on Form 10-Q of Enbridge for the quarter ended March 31, 2026 (incorporated by reference to Enbridge’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026).

2.3	The Management Information Circular of Enbridge dated March 3, 2026 relating to the annual meeting of the shareholders of Enbridge held on May 6, 2026 (incorporated by reference to Exhibit 99.1 to Enbridge’s Current Report on Form 8-K filed with the SEC on March 10, 2026).

2.4	Consolidating summary financial information for Enbridge as at and for the years ended December 31, 2025 and 2024.

2.5	Consolidating summary financial information for Enbridge as at and for the three months ended March 31, 2026 and 2025.

PART III — CONSENT TO SERVICE OF PROCESS

Enbridge is also filing an irrevocable consent and power of attorney on Form F-X with the SEC on the date hereof. Enbridge will promptly communicate any change in the name or address of the agent for service to the SEC by amendment of the Form F-X.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Enbridge Inc.
Filer

By:	/s/ David Taniguchi
	Name:	David Taniguchi
	Title:	Vice President, Legal & Corporate Secretary
	Date:	May 26, 2026

3

Appendix A

These materials are important and require your immediate attention. They require holders of certain medium term note debentures of Enbridge Pipelines Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. Noteholders with questions may contact the information agent, Sodali & Co by calling toll free in North America at 1-833-830-9927 (1-289-695-3075 by collect call) or by email at assistance@investor.sodali.com.

The transactions described in this document have not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of such transactions, the securities offered pursuant to such transactions or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Noteholders in the United States should read the Notice to Noteholders in the United States on page 1 of the enclosed Circular. The Enbridge Notes (as defined herein) are being acquired pursuant to exemptions from the prospectus requirements contained in applicable securities legislation and without the delivery of a prospectus and, as a result: (a) the former EPI Noteholders (as defined herein) acquiring the Enbridge Notes will be restricted from using the civil remedies that would be available under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus; (b) the former EPI Noteholders acquiring the Enbridge Notes may not receive information that would otherwise be required to be provided to a purchaser under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus; and (c) Enbridge Inc. will be relieved from certain obligations that would otherwise apply under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus.

ENBRIDGE PIPELINES INC.

NOTICE OF MEETING OF THE HOLDERS OF
THE FOLLOWING MEDIUM TERM NOTE debentures OF ENBRIDGE PIPELINES INC.:

Coupon	Maturity Date	CUSIP	Amendment Review Fee (per $1,000 principal amount of EPI Notes)
6.55%	NOVEMBER 17, 2027	46065ZAE7	$1.50
6.05%	FEBRUARY 12, 2029	29250ZAC2	$1.50
3.52%	FEBRUARY 22, 2029	29250ZAX6	$1.50
6.50%	JUNE 11, 2029	29250ZAD0	$1.50
2.82%	MAY 12, 2031	29250ZAZ1	$3.50
5.08%	DECEMBER 19, 2036	29250ZAG3	$3.50
5.35%	NOVEMBER 10, 2039	29250ZAJ7	$3.50
5.33%	APRIL 6, 2040	29250ZAM0	$3.50
4.55%	AUGUST 17, 2043	29250ZAR9	$5.00
4.55%	SEPTEMBER 29, 2045	29250ZAU2	$5.00
4.13%	AUGUST 9, 2046	29250ZAW8	$5.00
4.33%	FEBRUARY 22, 2049	29250ZAY4	$5.00
4.20%	MAY 12, 2051	29250ZBA5	$5.00
5.82%	AUGUST 17, 2053	29250ZBB3	$5.00

to be held on June 25, 2026

and

MANAGEMENT INFORMATION CIRCULAR AND CONSENT SOLICITATION STATEMENT
WITH RESPECT TO
PROPOSED AMENDMENTS TO THE TRUST INDENTURE GOVERNING
ENBRIDGE PIPELINES INC. MEDIUM TERM NOTE DEBENTURES

May 25, 2026

Information has been incorporated by reference in the enclosed Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge Inc. at 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8 and are also available electronically on SEDAR+ at www.sedarplus.com.

IMPORTANT DATES

Holders of Enbridge Pipelines Inc. medium term note debentures should consider the following dates and times in connection with the consent solicitation and meeting, which dates and times are subject to modification, waiver or extension at the discretion of Enbridge Pipelines Inc. Capitalized terms used herein are as defined in the glossary of the accompanying management information circular and consent solicitation statement.

Record Date	As of the close of business (Toronto time) on May 20, 2026	The date fixed as the date for the determination of EPI Noteholders entitled to: (a) receive notice of and vote at the Meeting; and (b) provide instructions to (i) consent to or withhold consent from the Note Exchange Resolution, and (ii) vote for or against the Note Exchange Resolution at the Meeting.
Consent Deadline	5:00 p.m. (Toronto time) on June 10, 2026	The deadline for submission of written consents in connection with the Consent Solicitation, unless extended by EPI in its sole discretion. CDS Participants may set deadlines for the return of consents by Beneficial EPI Noteholders that are in advance of the Consent Deadline.
Proxy Deadline	12:00 p.m. (Toronto time) on June 23, 2026

The deadline for submission of proxies in connection with the Proxy Solicitation (unless the Meeting is adjourned or postponed). CDS Participants may set deadlines for the return of proxies or other voting instructions by Beneficial EPI Noteholders that are in advance of the Proxy Deadline.

If the Consent Solicitation results in consents being submitted by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes by the Consent Deadline, the Note Exchange Resolution will be passed by written consent and the Meeting will be cancelled. Furthermore, EPI reserves the right to extend or modify the Consent Deadline for the Consent Solicitation at any time in its sole discretion. In the event that the Consent Solicitation is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline, EPI will cancel the Meeting. In such circumstances, EPI Noteholders and CDS Participants may have minimal notice that the Meeting has been cancelled. Accordingly, EPI Noteholders should submit elections with respect to the Note Exchange Resolution through CDSX as soon as possible, and prior to the Consent Deadline at 5:00 p.m. on June 10, 2026, to be assured of their entitlement to Amendment Review Fees.

Meeting	10:00 a.m. (Calgary time) / 12:00 p.m. (Toronto time) on June 25, 2026 at the offices of McCarthy Tétrault LLP, 421 7th Avenue SW, Suite 4000, Calgary, Alberta	The Meeting has been called in order for the EPI Noteholders to consider and, if deemed advisable, pass the Note Exchange Resolution authorizing and approving the Note Exchange Transaction. The Meeting will only be held if the Consent Solicitation does not achieve the required 75% approval threshold, as more fully described in the Circular.

Effective Date	As soon as reasonably practical following the approval of the Note Exchange Resolution and the satisfaction or waiver (if applicable) of the other conditions to the Note Exchange Transaction.	If the Note Exchange Resolution is approved by the EPI Noteholders and the other conditions to the Note Exchange Transaction are satisfied or waived, EPI expects to enter into the EPI MTN Supplemental Indenture with the EPI Note Trustee promptly following the satisfaction or waiver (if applicable) of such conditions. However, the Note Exchange Resolution authorizes EPI, in its sole discretion and without further notice to or approval of the EPI Noteholders, to not enter into the EPI MTN Supplemental Indenture.
Amendment Review Fees	Following the Effective Date (to the EPI Note Trustee)	The Amendment Review Fees will be paid to the EPI Note Trustee following the Effective Date, who will, in turn, pay eligible EPI Noteholders. As CDS is the sole registered EPI Noteholder, CDS will distribute payment to the CDS Participants in accordance with normal procedures through the CDSX system.

ELIGIBLE OUTSTANDING MEDIUM TERM NOTE DEBENTURES OF ENBRIDGE PIPELINES INC.

Below is certain information regarding the medium term note debentures of Enbridge Pipelines Inc. that are subject to the matters to be considered at the meeting of noteholders contemplated hereby. Capitalized terms used herein are as defined in the glossary of the accompanying management information circular and consent solicitation statement.

Principal Amount	Coupon	Maturity Date	CUSIP	Amendment Review Fee (per $1,000 principal amount of EPI Notes)	Definition
$50,000,000	6.55%	November 17, 2027	46065ZAE7	$1.50	“2027 Notes”
$65,000,000	6.05%	February 12, 2029	29250ZAC2	$1.50	“2029-02-12 Notes”
$600,000,000	3.52%	February 22, 2029	29250ZAX6	$1.50	“2029-02-22 Notes”
$109,600,000	6.50%	June 11, 2029	29250ZAD0	$1.50	“2029-06 Notes”
$400,000,000	2.82%	May 12, 2031	29250ZAZ1	$3.50	“2031 Notes”
$150,000,000	5.08%	December 19, 2036	29250ZAG3	$3.50	“2036 Notes”
$200,000,000	5.35%	November 10, 2039	29250ZAJ7	$3.50	“2039 Notes”
$300,000,000	5.33%	April 6, 2040	29250ZAM0	$3.50	“2040 Notes”
$300,000,000	4.55%	August 17, 2043	29250ZAR9	$5.00	“2043 Notes”
$400,000,000	4.55%	September 29, 2045	29250ZAU2	$5.00	“2045 Notes”
$400,000,000	4.13%	August 9, 2046	29250ZAW8	$5.00	“2046 Notes”
$600,000,000	4.33%	February 22, 2049	29250ZAY4	$5.00	“2049 Notes”
$400,000,000	4.20%	May 12, 2051	29250ZBA5	$5.00	“2051 Notes”
$350,000,000	5.82%	August 17, 2053	29250ZBB3	$5.00	“2053 Notes”

ENBRIDGE PIPELINES INC.

May 25, 2026

Dear Enbridge Pipelines Inc. Noteholder:

You are invited to attend a meeting (the “Meeting”) of the holders (“EPI Noteholders”) of issued and outstanding 6.55% medium term note debentures due November 17, 2027; 6.05% medium term note debentures due February 12, 2029; 3.52% medium term note debentures due February 22, 2029; 6.50% medium term note debentures due June 11, 2029; 2.82% medium term note debentures due May 12, 2031; 5.08% medium term note debentures due December 19, 2036; 5.35% medium term note debentures due November 10, 2039; 5.33% medium term note debentures due April 6, 2040; 4.55% medium term note debentures due August 17, 2043; 4.55% medium term note debentures due September 29, 2045; 4.13% medium term note debentures due August 9, 2046; 4.33% medium term note debentures due February 22, 2049; 4.20% medium term note debentures due May 12, 2051; and 5.82% medium term note debentures due August 17, 2053 (collectively, the “EPI Notes”) of Enbridge Pipelines Inc. (“EPI”), voting together as a single class, as set forth in the Notice of Meeting included with this letter.

The Meeting has been called to consider, and if thought advisable, pass, with or without alteration or modification, an extraordinary resolution (the “Note Exchange Resolution”), the full text of which is set forth as Appendix A to the accompanying management information circular and consent solicitation statement (the “Circular”), to authorize EPI and the EPI Note Trustee (as defined below), at EPI’s option, to enter into a supplemental indenture amending the terms of the trust indenture dated as of October 1, 1966 between EPI and Computershare Trust Company of Canada (formerly Montreal Trust Company), as trustee (the “EPI Note Trustee”), as amended or supplemented, and as may be further amended or supplemented from time to time (the “EPI MTN Indenture”), such that, in accordance with the steps described in the Circular, all of the issued and outstanding EPI Notes will be exchanged for an equal principal amount of newly issued medium term notes (the “Enbridge Notes”) of Enbridge Inc. (“Enbridge”) having financial terms that are the same as the financial terms of the EPI Notes (the “Note Exchange Transaction”).

EPI and Enbridge Mainline GP Inc. (“Enbridge Mainline GP”), on behalf of a to be formed limited partnership (“Mainline LP”), have applied to the Canada Energy Regulator for leave and related approvals in relation to a proposed transfer (the “Transfer”) of certain components of EPI’s federally regulated Canadian oil transmission system (the “Canadian Mainline System”) from EPI to Enbridge Mainline GP, on behalf of Mainline LP. EPI is proposing the Transfer for the purposes of facilitating a potential indirect minority equity investment in the Canadian Mainline System by Indigenous investors. On completion of the Transfer, the initial partners of Mainline LP will be Enbridge Mainline GP as general partner and EPI as the limited partner. In the event of completion of a subsequent indirect minority equity investment by Indigenous investors in Mainline LP, it is currently contemplated that the limited partners of Mainline LP would be EPI and a limited partnership through which the Indigenous investors would hold their interest, with EPI also holding a majority interest in that limited partnership.

EPI would continue to operate and maintain the Canadian Mainline System under a long-term operating agreement with Mainline LP. Neither the proposed Transfer nor any potential indirect minority investment by Indigenous investors in Mainline LP, or the terms and conditions of the operating agreement, would result in any material changes in the conditions of service, operations or how business is conducted on the Canadian Mainline System.

The EPI MTN Indenture contains a number of covenants and other provisions that would prohibit the proposed Transfer and could make any potential subsequent indirect minority investment in the Canadian Mainline System by Indigenous investors impracticable. Although a final decision on whether to proceed with the proposed Transfer and/or any potential subsequent indirect minority investment in the Canadian Mainline System by Indigenous investors has not been made, the Note Exchange Transaction is being undertaken to facilitate such potential transactions while also delivering a range of operational, structural and capital markets benefits to EPI, Enbridge and the EPI Noteholders, regardless of whether EPI ultimately proceeds with the proposed Transfer or any such subsequent investment.

- i -

The rationale for the Note Exchange Transaction includes, among others, the following considerations:

•	Similar funding costs at Enbridge and EPI, reflecting the continued strengthening of Enbridge’s business and financial profile;

•	Capital structure optimization and transparency, including the simplification of the corporate funding structure within the Enbridge group;

•	Operational and organizational efficiencies, including a reduction in the number of public debt issuers within the Enbridge group, which will allow EPI, following completion of the Note Exchange Transaction, to apply to cease to be a reporting issuer in each of the provinces of Canada, and to implement administrative efficiencies and cost-savings measures, including reduced audit, legal and public reporting-related expenses; and

•	Certain key benefits to EPI Noteholders, including:

o	receiving Enbridge Notes having financial terms the same as those of the EPI Notes for which they are being exchanged;

o	transitioning into a larger, more diversified Enbridge credit, that is positioned for sustainable growth, and is supported by a low-risk, utility-like business model, a balanced business mix and predictable cash flows;

o	simplification of the Enbridge group’s corporate funding structure, reducing structural subordination and providing EPI Noteholders with exposure to a strengthening Enbridge credit profile; and

o	exposure to one of the largest and most active corporate issuers in Canada, with the concentration of capital markets activity at the Enbridge parent company level expected to enhance liquidity, supported by a broader investor following and greater market transparency relative to an infrequent issuer such as EPI.

The Meeting will be held at the offices of McCarthy Tétrault, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta, on June 25, 2026 at the time set out in the Notice of Meeting. The record date (the “Record Date”) for the purposes of determining EPI Noteholders entitled to: (a) receive notice of and vote at the Meeting; and (b) provide instructions to (i) consent to or withhold consent from the Note Exchange Resolution, and (ii) vote for or against the Note Exchange Resolution at the Meeting, if held, is the close of business (Toronto time) on May 20, 2026.

If held, at the Meeting each EPI Noteholder will have one vote for each $1,000 principal amount of EPI Notes of which such EPI Noteholder is the holder as of the Record Date. To be effective, the Note Exchange Resolution must be approved, subject to the terms of the EPI MTN Indenture, by holders of not less than 75% of the principal amount of the EPI Notes, voting together as a single class, present in person or by proxy at the Meeting and voted on a poll upon such resolution.

The EPI MTN Indenture provides that the Note Exchange Resolution may also be passed by a resolution or instrument signed in one or more counterparts by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes outstanding. Accordingly, EPI is simultaneously soliciting the written consent of EPI Noteholders to approve the Note Exchange Resolution (the “Consent Solicitation”).

- ii -

If consent and proxy forms consenting to / voting for the Note Exchange Resolution are submitted (and not validly revoked) by or on behalf of EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes, the Note Exchange Resolution will be passed by the written consent of the EPI Noteholders and the Meeting will be cancelled. EPI will notify EPI Noteholders by way of press release of any such approval and cancellation of the Meeting. EPI reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

Only registered EPI Noteholders as of the Record Date, or their duly appointed proxyholders, are entitled to deliver consent and proxy forms with respect to the Note Exchange Resolution and to vote at the Meeting, if held. Based on the registers of the EPI Notes maintained by the EPI Note Trustee, all of the EPI Notes are held through a “book-entry” system pursuant to which the EPI Notes are represented by global certificates registered in the name of CDS Clearing and Depository Services Inc. or its nominee (“CDS”). CDS, as the sole registered holder of the EPI Notes may only consent to or withhold consent from the Note Exchange Resolution or vote at the Meeting in accordance with instructions received from the beneficial holders of EPI Notes (“Beneficial EPI Noteholders”) through CDS’ book-entry participant system.

Beneficial EPI Noteholders as of the Record Date are entitled to provide instructions regarding whether to consent to or withhold consent from the Note Exchange Resolution as part of the Consent Solicitation, and to direct how the EPI Notes beneficially owned by such Beneficial EPI Noteholders are to be voted at the Meeting, if held.

Beneficial EPI Noteholders as of the Record Date wishing to make an election to consent to or withhold consent from the Note Exchange Resolution as part of the Consent Solicitation or to have their EPI Notes voted at the Meeting, if held, must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX on their behalf, in sufficient time (as determined by their CDS Participant through which they hold their EPI Notes) prior to the applicable deadline as set forth in the Circular.

If the Note Exchange Resolution is approved by the EPI Noteholders and the Note Exchange Transaction is completed, EPI Noteholders who: (a) executed and delivered a valid consent and proxy form to the Tabulation Agent (as defined in the Circular) by the Consent Deadline; or (b) voted on the Note Exchange Resolution in person or by proxy at the Meeting, if the Meeting is held (in each case, for or against), will receive the applicable Amendment Review Fee for each $1,000 principal amount of EPI Notes represented by such proxy and consent or voted in person at the Meeting as set forth in the Circular. As CDS is the sole registered EPI Noteholder, CDS will distribute payment to the CDS Participants in accordance with normal procedures through the CDSX system.

If the Consent Solicitation results in consents being submitted by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes by the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, the Note Exchange Resolution will be passed by written consent and the Meeting will be cancelled. Furthermore, EPI reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting in its sole discretion. In the event that the Consent Solicitation is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline at 12:00 p.m. (Toronto time) on June 23, 2026, EPI will cancel the Meeting. In such circumstances, EPI Noteholders and CDS Participants may have minimal notice that the Meeting has been cancelled.

Accordingly, EPI Noteholders and CDS Participants should submit elections with respect to the Note Exchange Resolution through CDSX as soon as possible, and in any event prior to the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, as only EPI Noteholders who have validly made an election prior to the Consent Deadline (with such elections being received by the Tabulation Agent) will be assured of their entitlement to Amendment Review Fees.

- iii -

Please give this material your careful consideration. If you require assistance, consult your financial, tax, legal or other professional advisors. If you have any questions or require more information with regard to voting your EPI Notes, please contact the Information Agent (as defined in the Circular), the Solicitation Agent (as defined in the Circular) or EPI using the information provided on the back cover of the Circular.

Yours very truly,

(signed) “Colin K. Gruending”
President
Enbridge Pipelines Inc.

- iv -

ENBRIDGE PIPELINES INC.

NOTICE OF MEETING OF HOLDERS OF ENBRIDGE PIPELINES INC. MEDIUM TERM NOTE DEBENTURES

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the holders (“EPI Noteholders”) of 6.55% medium term note debentures due November 17, 2027; 6.05% medium term note debentures due February 12, 2029; 3.52% medium term note debentures due February 22, 2029; 6.50% medium term note debentures due June 11, 2029; 2.82% medium term note debentures due May 12, 2031; 5.08% medium term note debentures due December 19, 2036; 5.35% medium term note debentures due November 10, 2039; 5.33% medium term note debentures due April 6, 2040; 4.55% medium term note debentures due August 17, 2043; 4.55% medium term note debentures due September 29, 2045; 4.13% medium term note debentures due August 9, 2046; 4.33% medium term note debentures due February 22, 2049; 4.20% medium term note debentures due May 12, 2051; and 5.82% medium term note debentures due August 17, 2053 (collectively, the “EPI Notes”) of Enbridge Pipelines Inc. (“EPI”), voting together as a single class, will, if the Consent Solicitation (as defined below) fails to achieve the requisite written approval threshold as more fully described in the accompanying management information circular and consent solicitation statement dated May 25, 2026 (the “Circular”), be held at the offices of McCarthy Tétrault, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time) / 12:00 p.m. (Toronto time) on June 25, 2026 for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without alteration or modification, an extraordinary resolution (the “Note Exchange Resolution”), the full text of which is set forth as Appendix A to the accompanying Circular, to authorize EPI and the EPI Note Trustee (as defined below), at EPI’s option, to enter into a supplemental indenture amending the terms of the trust indenture dated as of October 1, 1966 between EPI (formerly Interprovincial Pipe Line Inc.) and Computershare Trust Company of Canada (formerly Montreal Trust Company), as trustee (the “EPI Note Trustee”), as amended or supplemented, and as may be further amended or supplemented from time to time (the “EPI MTN Indenture”), such that, in accordance with the steps described in the accompanying Circular, all issued and outstanding EPI Notes will be exchanged for an equal principal amount of newly issued medium term notes of Enbridge Inc. (“Enbridge Notes”) governed by the terms of the trust indenture dated as of October 20, 1997 between Enbridge Inc. (formerly IPL Energy Inc.) and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee (the “Enbridge Note Trustee”), as supplemented and amended, and as may be further amended or supplemented from time to time (the “Enbridge MTN Indenture”), having financial terms that are the same as the financial terms of the EPI Notes; and

2.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Capitalized terms used but not defined in this notice of meeting of EPI Noteholders (this “Notice of Meeting”) have the meanings given to them in the accompanying Circular.

The Meeting has been called by EPI. The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting of EPI Noteholders.

The record date (the “Record Date”) for the purposes of determining EPI Noteholders entitled to: (a) receive notice of and vote at the Meeting; and (b) provide instructions to (i) consent to or withhold consent from the Note Exchange Resolution, and (ii) vote for or against the Note Exchange Resolution at the Meeting, if held, is the close of business (Toronto time) on May 20, 2026. If held, at the Meeting each EPI Noteholder will have one vote for each $1,000 principal amount of EPI Notes of which such EPI Noteholder is the holder as of the Record Date with respect to the Note Exchange Resolution.

- v -

Subject to the provisions of the EPI MTN Indenture, any extraordinary resolution passed at the Meeting by holders of not less than 75% of the principal amount of EPI Notes, voting together as a single class, present in person or by proxy at the Meeting and voted on a poll upon such resolution at the Meeting or any adjournment thereof will, if passed in accordance with the provisions contained in the EPI MTN Indenture, be binding upon all EPI Noteholders, whether present at or absent from the Meeting and whether or not they vote at the Meeting. Two or more persons present in person holding either personally or as proxies for holders not less than a majority of the aggregate principal amount of the EPI Notes outstanding will constitute a quorum for the Meeting. In the absence of a quorum, the Meeting shall be adjourned to the same day in the next week (or, if such day is not a business day, to the next following business day) at the same time and place. At the adjourned meeting, the EPI Noteholders present shall form a quorum and may transact the business for which the Meeting was originally called.

The EPI MTN Indenture provides that the Note Exchange Resolution may also be passed by a resolution or instrument signed in one or more counterparts by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes outstanding. Accordingly, pursuant to the Circular, EPI is simultaneously soliciting the written consent of EPI Noteholders to approve the Note Exchange Resolution (the “Consent Solicitation”).

If EPI Noteholders representing not less than 75% of the principal amount of all of the outstanding EPI Notes have delivered valid Consent and Proxy Forms consenting to / voting for the approval of the Note Exchange Resolution by the Consent Deadline (and have not validly revoked such proxies and consents), the Note Exchange Resolution will be passed by the written consent of the EPI Noteholders and the Meeting will be cancelled. EPI will notify EPI Noteholders by way of press release of any such approval and cancellation of the Meeting.

The EPI Notes have been issued in the form of global certificates registered in the name of CDS Clearing and Depository Services Inc. or its nominee (“CDS”) and, as such, CDS is the sole registered EPI Noteholder. CDS, as the sole registered holder of the EPI Notes may only consent to or withhold consent from the Note Exchange Resolution or vote at the Meeting in accordance with instructions received from the beneficial holders of EPI Notes (“Beneficial EPI Noteholders”) through CDS’ book-entry participant system.

Beneficial EPI Noteholders as of the Record Date wishing to make an election to consent to or withhold consent from the Note Exchange Resolution as part of the Consent Solicitation or to have their EPI Notes voted at the Meeting, if held, must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX on their behalf, in sufficient time (as determined by their CDS Participant through which they hold their EPI Notes) prior to the applicable deadline as set forth in the Circular.

If the Note Exchange Resolution is approved by the EPI Noteholders and the Note Exchange Transaction is completed, EPI Noteholders who: (a) executed and delivered a valid consent and proxy form to the Tabulation Agent (as defined in the Circular) by the Consent Deadline; or (b) voted on the Note Exchange Resolution in person or by proxy at the Meeting, if the Meeting is held (in each case, for or against), will receive the applicable Amendment Review Fee for each $1,000 principal amount of EPI Notes represented by such proxy and consent or voted in person at the Meeting as set forth in the Circular. As CDS is the sole registered EPI Noteholder, CDS will distribute payment to the CDS Participants in accordance with normal procedures through the CDSX system.

If the Consent Solicitation results in consents being submitted by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes by the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, the Note Exchange Resolution will be passed by written consent and the Meeting will be cancelled. Furthermore, EPI reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting in its sole discretion. In the event that the Consent Solicitation is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline at 12:00 p.m. (Toronto time) on June 23, 2026, EPI will cancel the Meeting. In such circumstances, EPI Noteholders and CDS Participants may have minimal notice that the Meeting has been cancelled.

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Accordingly, EPI Noteholders and CDS Participants should submit elections with respect to the Note Exchange Resolution through CDSX as soon as possible, and in any event prior to the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, as only EPI Noteholders who have validly made an election prior to the Consent Deadline (with such elections being received by the Tabulation Agent) will be assured of their entitlement to Amendment Review Fees.

If you have any questions or require more information with regard to voting your EPI Notes, please contact the Information Agent (as defined in the Circular), the Solicitation Agent (as defined in the Circular) or EPI using the information provided on the back cover of the Circular.

DATED at Calgary, Alberta this 25th day of May, 2026.

(signed) “Colin K. Gruending”
President
Enbridge Pipelines Inc.

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MANAGEMENT INFORMATION CIRCULAR AND CONSENT SOLICITATION STATEMENT

NOTICE TO NOTEHOLDERS IN THE UNITED STATES

THE ENBRIDGE NOTES WILL BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, PROVIDED BY RULE 802 THEREUNDER.

NEITHER THE ENBRIDGE NOTES NOR THE GUARANTEES HAVE BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The solicitation of proxies for the Note Exchange Resolution is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada. EPI Noteholders in the United States should be aware that the foregoing disclosure requirements are different from those of the United States.

EPI Noteholders in the United States should be aware that the disposition of EPI Notes and acquisition of Enbridge Notes by them in the Note Exchange Transaction may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such EPI Noteholders are encouraged to consult their tax advisors. See the section  of this Circular entitled “Certain Canadian Federal Income Tax Considerations” and the section  of this Circular entitled “Certain U.S. Federal Income Tax Considerations”.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws since EPI and Enbridge are located in Canada and many of their officers and directors are residents of Canada. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

EPI Noteholders should be aware that, prior to the consummation of the Note Exchange Transaction, EPI, Enbridge or their respective affiliates, directly or indirectly, may bid for or make purchases of EPI Notes or certain related securities, as permitted by applicable laws and regulations of the United States or Canada or its provinces or territories. All capitalized terms used in this Section have the meanings assigned to them in the Section of this Circular entitled “Glossary of Terms”.

NOTICE REGARDING INFORMATION

Certain information in this Circular has been taken from or is based on documents that are expressly referred to in this Circular. All summaries of, and references to, documents that are specified in this Circular as having been filed, or that are contained in documents specified as having been filed, on SEDAR+ are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under EPI’s or Enbridge’s SEDAR+ profile at www.sedarplus.com. EPI Noteholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge by sending a written request to 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Investor Relations, by calling 1-403-231-3900 or by sending an email to corporatesecretary@enbridge.com.

The information concerning Enbridge contained in this Circular, including but not limited to the section of this Circular entitled “Information Concerning Enbridge”, has been provided by Enbridge. Although EPI has no knowledge that would indicate that any of such information is untrue or incomplete, EPI does not assume any responsibility for the accuracy or completeness of such information or the failure by Enbridge to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to EPI.

All dollar amounts set forth in this Circular, including the Appendices hereto, are expressed in Canadian dollars, except where otherwise indicated.

Information contained in this Circular is given as of May 25, 2026, unless otherwise specifically stated.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Circular and in the documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions or the negative thereof.

In particular, this Circular contains forward-looking statements pertaining to:

•	the proposed Transfer, a potential subsequent indirect minority investment by Indigenous investors in Mainline LP and the structure and terms thereof;

•	the tax treatment of EPI Noteholders;

•	the anticipated timing, mechanics, completion and settlement of the Note Exchange Transaction, including the Consent Solicitation and the Meeting;

•	certain strategic and financial benefits that may result from the completion of the Note Exchange Transaction;

•	the ability of EPI and Enbridge to complete the transactions contemplated by the Note Exchange Transaction; and

•	statements relating to anticipated credit ratings applicable to the Enbridge Notes.

These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

•	the perceived benefits of the Note Exchange Transaction, which are based upon a number of facts, including the terms and conditions contained within the Enbridge MTN Indenture and the EPI MTN Indenture and current industry, economic and market conditions;

•	the satisfaction or waiver of all conditions to the proposed Note Exchange Transaction;

•	the treatment of EPI Noteholders under tax laws, which is subject to the statements made under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”;

•	the effects of the Note Exchange Transaction on EPI and Enbridge, which are based on EPI’s current expectations regarding the intentions of Enbridge; and

•	the receipt of all requisite regulatory approvals in respect of the Transfer.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. EPI believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	the market value of the Enbridge Notes;

•	conditions to the completion of the Note Exchange Transaction and EPI’s discretion as to the completion of the Note Exchange Transaction;

•	risks related to the realization of any possible benefits of the Note Exchange Transaction; and

•	the other factors discussed under “Risk Factors” in this Circular.

With regard to the forward-looking statements in Enbridge’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive and are made as of the date hereof. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. Except as required by law, EPI does not undertake any obligation to publicly update or revise any forward-looking statements.

NON-GAAP MEASURES

This Circular and certain of Enbridge’s documents incorporated by reference in this Circular use and refer to financial measures which do not have any standardized meaning prescribed by IFRS or U.S. GAAP, respectively. Please refer to the non-GAAP measures advisories in such documents incorporated by reference or in the respective management discussions and analysis documents for the definitions and descriptions of such terms.

GLOSSARY OF TERMS

In this Circular, unless the context otherwise requires, the following terms have the meanings indicated:

“2027 Notes”, “2029-02-12 Notes”, “2029-02-22 Notes”, “2029-06 Notes”, “2031 Notes”, “2036 Notes”, “2039 Notes”, “2040 Notes”, “2043 Notes”, “2045 Notes”, “2046 Notes”, “2049 Notes”, “2051 Notes” and “2053 Notes” have the respective meanings set out in the section of the Circular entitled “Eligible Outstanding Medium Term Note Debentures of Enbridge Pipelines Inc.”;

“Additional Amounts” has the meaning set out in the section of the Circular entitled “Description of Enbridge Notes – Certain Tax Considerations Re: Guarantees”;

“allowable capital loss” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Amendment Review Fees” has the meaning set out in the section of this Circular entitled “General Information Regarding the Meeting and Consent Solicitation — Amendment Review Fees’’;

“Beneficial EPI Noteholders” means, collectively, the beneficial holders of EPI Notes and “Beneficial EPI Noteholder” means any one beneficial holder of EPI Notes;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday observed in Calgary, Alberta and Toronto, Ontario;

“CDS” means CDS Clearing & Depository Services Inc. or its nominee;

“CDS Participant” means the broker, dealer, bank, trust company or other intermediary of a Beneficial EPI Noteholder which is a participant within CDS;

“CDSX” means the settlement and clearing system of CDS;

“Circular” means this management information circular and consent solicitation statement dated May 25, 2026;

“Code” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations”;

“Consent and Proxy Form” means the consent and proxy form accompanying this Circular for use by registered EPI Noteholders only, to consent to or withhold consent from, and to vote for or against, the Note Exchange Resolution;

“Consent Deadline” means 5:00 p.m. (Toronto time) on June 10, 2026, unless such deadline is extended, provided that EPI reserves the right to waive the Consent Deadline and accept and treat as valid those Consent and Proxy Forms received after the Consent Deadline in respect of the Consent Solicitation and the Proxy Solicitation.

“Consent Solicitation” has the meaning set out in the section of this Circular entitled “General Information Regarding the Meeting and Consent Solicitation — Solicitation of Proxies and Consents’’;

“DBRS” means Morningstar DBRS, a division of DBRS Limited;

“Debentures” has the meaning set out in the section of this Circular entitled “Description of Enbridge Notes – General”;

“Definitive Notes” has the meaning set out in the section of this Circular entitled “Description of Enbridge Notes – Global Notes”;

“Depository” means CDS Clearing & Depository Services Inc.;

“EEP” means Enbridge Energy Partners, L.P., a Delaware limited partnership;

“EEP Guaranteed Notes” means the series of notes issued by EEP pursuant to the indenture dated as of May 27, 2003 between EEP, as issuer, and U.S. Bank National Association, a national banking association (as successor trustee to SunTrust bank), as trustee, as supplemented from time to time, as follows: (a) 5.950% Notes due 2033; (b) 6.300% Notes due 2034; (c) 7.500% Notes due 2038; (d) 5.500% Notes due 2040; and (e) 7.375% Notes due 2045.

“Effective Date” means the date specified as such in the Effectiveness Notice and Undertaking;

“Effectiveness Notice and Undertaking” means a written notice from EPI and Enbridge given to the EPI Note Trustee pursuant to the EPI MTN Supplemental Indenture notifying the EPI Note Trustee that the Note Exchange Transaction shall occur on the date of the Effectiveness Notice and Undertaking, or such other date as may be specified therein, together with an undertaking of Enbridge to issue the Enbridge Notes required to be issued in connection with the Note Exchange Transaction pursuant to the Enbridge MTN Indenture;

“Enbridge” means Enbridge Inc., a corporation existing under the laws of Canada;

“Enbridge Annual Report” means the annual report on Form 10-K of Enbridge in respect of the financial year ended December 31, 2025, filed on SEDAR+ on February 13, 2026;

“Enbridge MTN Indenture” means the trust indenture dated as of October 20, 1997 between Enbridge (formerly IPL Energy Inc.) and the Enbridge Note Trustee (formerly Montreal Trust Company of Canada), as supplemented and amended, and as may be further supplemented and amended from time to time;

“Enbridge Note Trustee” means Computershare Trust Company of Canada (including any successor trustee), in its capacity as trustee under the Enbridge MTN Indenture;

“Enbridge Notes” means the medium term notes of Enbridge to be issued under the Enbridge MTN Indenture in connection with the Note Exchange Transaction;

“Enbridge Quarterly Report” means the Quarterly Report on Form 10-Q of Enbridge for the quarter ended March 31, 2026, filed on SEDAR+ on May 8, 2026;

“EPI” means Enbridge Pipelines Inc., a corporation existing under the laws of Canada;

“EPI and Enbridge Notes” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“EPI MTN Indenture” means the trust indenture dated as of October 1, 1966 between EPI (formerly Interprovincial Pipe Line Inc.) and the EPI Note Trustee (formerly Montreal Trust Company), as supplemented and amended, and as may be further supplemented and amended from time to time;

“EPI MTN Supplemental Indenture” means the supplemental indenture amending the terms of the EPI MTN Indenture, as more particularly described in the Note Exchange Resolution;

“EPI Note Trustee” means Computershare Trust Company of Canada (including any successor trustee), in its capacity as trustee under the EPI MTN Indenture;

“EPI Noteholder” means each holder of EPI Notes;

“EPI Notes” means, collectively, the 2027 Notes, 2029-02-12 Notes, 2029-02-22 Notes, 2029-06 Notes, 2031 Notes, 2036 Notes, 2039 Notes, 2040 Notes, 2043 Notes, 2045 Notes, 2046 Notes, 2049 Notes, 2051 Notes, and 2053 Notes of EPI;

“FHSA” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Fifth Supplemental Indenture” has the meaning set out in the section of the Circular entitled “Information Concerning Enbridge – Guarantors”;

“Fitch” means Fitch Ratings, Inc.;

“Guarantee” and “Guarantees” has the meaning set out in the section of the Circular entitled “Description of Enbridge Notes – Guarantees”;

“Guarantors” has the meaning set out in the section of the Circular entitled “Information Concerning Enbridge – Guarantors”;

“Global Note” has the meaning set out in the section of the Circular entitled “Description of Enbridge Notes – Global Notes”;

“Holder” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the Canadian Accounting Standards Board;

“Information Agent” or “Sodali & Co” means Morrow Sodali (Canada) Ltd.;

“IRS” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations – Taxation of the Ownership of the Enbridge Notes”;

“January 29 Tax Proposals” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Meeting” means the meeting of the holders of the EPI Notes, voting together as a single class, to be held at the offices of McCarthy Tétrault LLP at 421 7th Avenue SW, Suite 4000, Calgary, Alberta, at 10:00 a.m. (Calgary time) / 12:00 p.m. (Toronto time) on June 25, 2026, and any adjournment or postponement thereof;

“Minister” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Moody’s” means Moody’s Canada Inc.;

“Non-Resident Holder” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Note Exchange Resolution” means the extraordinary resolution to be considered at the Meeting, the full text of which is set forth as Appendix A to the Circular;

“Note Exchange Transaction” has the meaning set out in the section of the Circular entitled “Information Regarding the Note Exchange Transaction – EPI MTN Supplemental Indenture”;

“Notice of Meeting” means the notice of Meeting dated May 25, 2026, accompanying the Circular;

“OID” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations – Taxation of the Ownership of the Enbridge Notes”;

“participant” has the meaning set out in the section of this Circular entitled “Description of Enbridge Notes – Global Notes”;

“Proposed Legislative Amendments” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Proxy Deadline” means 12:00 p.m. (Toronto time) on June 23, 2026 (unless the Meeting is adjourned or postponed, in which case the Proxy Deadline for submitting a proxy shall be 48 hours, excluding Saturdays, Sundays and statutory holidays in the Province of Alberta, prior to the beginning of adjourned or postponed Meeting), provided that EPI reserves the right to waive the Proxy Deadline and accept and treat as valid those Consent and Proxy Forms received after the Proxy Deadline in respect of the Proxy Solicitation;

“Proxy Solicitation” has the meaning set out in the section of the Circular entitled “General Information Regarding the Meeting and Consent Solicitation – Solicitation of Proxies and Consents”;

“Rating Agencies” means, collectively, DBRS, S&P, Moody’s and Fitch and “Rating Agency” means any one of them;

“RDSPs” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Record Date” means the close of business (Toronto time) on May 20, 2026;

“Registered Plans” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Resident Holder” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RESPs” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RRIFs” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“RRSPs” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Rule 144” has the meaning set out in the section of the Circular entitled “Information Regarding the Note Exchange Transaction – U.S. Securities Law Considerations”;

“S&P” means S&P Global Ratings Canada;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces of Canada;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +, a filing system developed for the Canadian Securities Administrators and accessible at www.sedarplus.com;

“SEP” means Spectra Energy Partners, LP, a Delaware limited partnership;

“SEP Guaranteed Notes” means the series of notes issued by SEP pursuant to the indenture dated as of June 9, 2011 between SEP, as issuer, and Wells Fargo Bank, National Association, a national banking association, as trustee, as supplemented from time to time, as follows: (a) 3.375% Senior Notes due 2026; (b) 5.950% Senior Notes due 2043; and (c) 4.500% Senior Notes due 2045.

“Solicitation Agent” has the meaning set out in the section of the Circular entitled “General Information Regarding the Meeting and Consent Solicitation – Solicitation Agent”;

“Stub Period Accrued Interest” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations – Taxation of the Note Exchange Transaction”;

“Tabulation Agent” means Computershare Investor Services Inc.;

“Tax Act” means the Income Tax Act (Canada) and all regulations promulgated thereunder from time to time, as amended;

“taxable capital gain” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“TFSA” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“U.S.” or “United States” means the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. GAAP” means generally accepted accounting principles of the United States;

“U.S. Holder” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations”; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing in this Circular. EPI Noteholders are urged to read this Circular and the appendices attached hereto carefully and in their entirety. Certain capitalized terms used in this summary are defined in the Glossary of Terms above.

Background to the Note Exchange Transaction

EPI and Enbridge Mainline GP Inc. (“Enbridge Mainline GP”), on behalf of a to be formed limited partnership (“Mainline LP”), have applied to the Canada Energy Regulator for leave and related approvals in relation to a proposed transfer (the “Transfer”) of certain components of EPI’s federally regulated Canadian oil transmission system (the “Canadian Mainline System”) from EPI to Enbridge Mainline GP, on behalf of Mainline LP. EPI is proposing the Transfer for the purposes of facilitating a potential indirect minority equity investment in the Canadian Mainline System by Indigenous investors. On completion of the Transfer, the initial partners of Mainline LP will be Enbridge Mainline GP as general partner and EPI as the limited partner. In the event of completion of a subsequent indirect minority equity investment by Indigenous investors in Mainline LP, it is currently contemplated that the limited partners of Mainline LP would be EPI and a limited partnership through which the Indigenous investors would hold their interest, with EPI also holding a majority interest in that limited partnership.

EPI would continue to operate and maintain the Canadian Mainline System under a long-term operating agreement with Mainline LP. Neither the proposed Transfer nor any potential indirect minority investment by Indigenous investors in Mainline LP, or the terms and conditions of the operating agreement, would result in any material changes in the conditions of service, operations or how business is conducted on the Canadian Mainline System.

The EPI MTN Indenture contains a number of covenants and other provisions that would prohibit the proposed Transfer and could make any potential subsequent indirect minority investment in the Canadian Mainline System by Indigenous investors impracticable. Although a final decision on whether to proceed with the proposed Transfer and/or any potential subsequent indirect minority investment in the Canadian Mainline System by Indigenous investors has not been made, the Note Exchange Transaction is being undertaken to facilitate such potential transactions while also delivering a range of operational, structural and capital markets benefits to EPI, Enbridge and the EPI Noteholders, regardless of whether EPI ultimately proceeds with the proposed Transfer or any such subsequent investment.

The rationale for the Note Exchange Transaction includes, among others, the following considerations:

•	Similar funding costs at Enbridge and EPI, reflecting the continued strengthening of Enbridge’s business and financial profile;

•	Capital structure optimization and transparency, including the simplification of the corporate funding structure within the Enbridge group;

•	Operational and organizational efficiencies, including a reduction in the number of public debt issuers within the Enbridge group, which will allow EPI, following completion of the Note Exchange Transaction, to apply to cease to be a reporting issuer in each of the provinces of Canada, and to implement administrative efficiencies and cost-savings measures, including reduced audit, legal and public reporting-related expenses; and

•	Certain key benefits to EPI Noteholders, including: receiving Enbridge Notes having financial terms the same as those of the EPI Notes for which they are being exchanged; transitioning into a larger, more diversified Enbridge credit, that is positioned for sustainable growth and supported by a low-risk, utility-like business model, a balanced business mix and predictable cash flows; simplification of the Enbridge group’s corporate funding structure, reducing structural subordination and providing EPI Noteholders with exposure to a strengthening Enbridge credit profile; and exposure to one of the largest and most active corporate issuers in Canada, with the concentration of capital markets activity at the Enbridge parent company level expected to enhance liquidity, supported by a broader investor following and greater market transparency relative to an infrequent issuer such as EPI. For a description of the benefits of the Note Exchange Transaction, see the section entitled “Information Regarding the Note Exchange Transaction – Considerations Relevant to the Evaluation of the Note Exchange Transaction”.

Summary of the Note Exchange Transaction

Pursuant to the Note Exchange Transaction, the EPI Notes will be exchanged for an equal principal amount of newly issued Enbridge Notes, having financial terms (including with respect to principal, coupon, maturity, interest payment dates and redemption terms) that are the same as the financial terms of the EPI Notes, and which will be unconditionally guaranteed by the Guarantors. A summary description of the variable terms of each maturity of Enbridge Notes to be issued in connection with the Note Exchange Transaction is attached as Appendix B to this Circular and a comparison between the Enbridge MTN Indenture and the EPI MTN Indenture is attached as Appendix C to this Circular.

Conditions to Completion of the Note Exchange Transaction

The completion of the Note Exchange Transaction is subject to the following conditions: (a) the requisite approval of the Note Exchange Resolution being obtained pursuant to the Consent Solicitation or at the Meeting; (b) delivery to the EPI Note Trustee of a fully executed Effectiveness Notice and Undertaking; and (c) the absence of any law or regulation, and the absence of any injunction or action or other proceeding (actual, pending or threatened), that (in the case of any injunction, action or proceeding if adversely determined) would make unlawful or invalid or enjoin the implementation of the Note Exchange Transaction. EPI reserves the right, subject to applicable law, to waive the condition in (c) above.

In addition, the Note Exchange Resolution authorizes EPI, without further notice to or approval of the EPI Noteholders, to revoke the Note Exchange Resolution at any time prior to the execution and delivery of the EPI MTN Supplemental Indenture. EPI also reserves the right to cancel the Meeting at any time prior to commencement thereof and/or to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

See the section of this Circular entitled “Information Regarding the Note Exchange Transaction – Conditions to Completion of the Note Exchange Transaction”.

For risks related to the completion of the Note Exchange Transaction, see the section of this Circular entitled “Risks Relating to the Note Exchange Transaction and the Enbridge Notes – Completion of the Note Exchange Transaction”.

EPI MTN Supplemental Indenture

By approving the Note Exchange Resolution, the holders of the EPI Notes will be authorizing EPI and the EPI Note Trustee, at EPI’s option, to enter into and execute and deliver the EPI MTN Supplemental Indenture containing the terms described below and will be authorizing and directing EPI and the EPI Note Trustee, as applicable, to take such actions and execute and deliver such documents as may be necessary to carry out the intent of the Note Exchange Resolution.

The EPI MTN Supplemental Indenture will amend the terms of the EPI MTN Indenture such that, among other things, on the Effective Date (and in the following sequence):

(a)	all of the issued and outstanding EPI Notes, including the entitlement to interest accrued and unpaid thereon, shall be transferred from the EPI Noteholders to Enbridge in exchange for an equal principal amount of newly issued Enbridge Notes, together with an entitlement to an amount equal to the interest accrued and unpaid on the EPI Notes, such Enbridge Notes having the terms, conditions and other attributes set forth in the Enbridge MTN Indenture and Appendix B to this Circular; and

(b)	EPI shall be released and discharged from all obligations to the former holders of EPI Notes under or in respect of the EPI MTN Indenture and the EPI Notes.

After the execution of the EPI MTN Supplemental Indenture, but prior to the Note Exchange Transaction taking effect, EPI and Enbridge will be required under the EPI MTN Supplemental Indenture to deliver to the EPI Note Trustee the Effectiveness Notice and Undertaking. The Effectiveness Notice and Undertaking will specify the date that will be the Effective Date and will also include the undertaking of Enbridge to issue the required Enbridge Notes to the existing EPI Noteholders in exchange for the EPI Notes. On the Effective Date, the EPI Notes will be transferred to Enbridge in exchange for the applicable Enbridge Notes. The result of the Note Exchange Transaction is that holders of EPI Notes will own Enbridge Notes in the place of the EPI Notes. EPI anticipates that the Effectiveness Notice and Undertaking will be executed and delivered on the same day that the EPI MTN Supplemental Indenture is executed and that the Effective Date will also occur on such date.

Upon request to the Corporate Secretary of EPI or the Information Agent, copies of the proposed form of EPI MTN Supplemental Indenture will be sent to any EPI Noteholder.

See the section entitled “Information Regarding the Note Exchange Transaction – EPI MTN Supplemental Indenture”.

Considerations Relevant to the Evaluation of the Note Exchange Transaction

EPI believes the Note Exchange Transaction may have the following benefits for the EPI Noteholders, and that EPI Noteholders should consider the following factors, among others, in making a decision whether to vote in favour of the Note Exchange Resolution:

•	Same Financial Terms: EPI Noteholders will receive Enbridge Notes having financial terms (including with respect to principal, coupon, maturity, interest payment dates and redemption terms) that are the same as those of the EPI Notes for which they are being exchanged, and which will be unconditionally guaranteed by the Guarantors. A summary description of the variable terms of each maturity of Enbridge Notes to be issued in connection with the Note Exchange Transaction is attached as Appendix B to this Circular and a comparison between the Enbridge MTN Indenture and the EPI MTN Indenture is attached as Appendix C to this Circular.

•	Larger, More Diversified Credit Profile: Upon completion of the Note Exchange Transaction, EPI Noteholders will hold medium term notes of Enbridge, a leading North American energy infrastructure company with a low-risk, utility-like business model, significant diversification across businesses, minimal asset concentration risk and predictable cash flows.

•	Stronger Credit Profile Through Structural Enhancement: The Note Exchange Transaction further strengthens the credit profile of Enbridge through simplification of its corporate funding structure and the reduction of structural subordination. Conservative financial policies and strong credit ratings will continue to be key components of Enbridge’s value proposition. EPI Noteholders will receive Enbridge Notes that will rank pari passu with Enbridge’s other senior unsecured debt securities and will be unconditionally guaranteed by the Guarantors. The Enbridge Notes received by EPI Noteholders will be governed by the Enbridge MTN Indenture.

•	Greater Liquidity and Simplicity: Enbridge is one of Canada’s largest and most well-known corporate issuers in the debt capital markets, with approximately $47 billion of senior public debt outstanding. Enbridge is also one of the most active issuers in Canada, having issued approximately $39 billion of senior public debt over the last five years. By comparison, EPI has only $4.3 billion of senior public debt outstanding and has not issued senior public debt in Canada since 2023. EPI Noteholders will benefit from enhanced liquidity through holding new Enbridge Notes, greater transparency through Enbridge’s broader public disclosure profile and the concentration of capital markets activity at Enbridge as the core issuer.

See the section entitled “Information Regarding the Note Exchange Transaction – Considerations Relevant to the Evaluation of the Note Exchange Transaction”.

Approval of EPI Noteholders

General

If held, at the Meeting EPI Noteholders will be asked to consider and vote on the Note Exchange Resolution. For the Note Exchange Transaction to be effective, the Note Exchange Resolution must be approved at the Meeting by holders of not less than 75% of the principal amount of the EPI Notes, voting together as a single class, present in person or by proxy at the Meeting, and voted on a poll upon such resolution. A copy of the Note Exchange Resolution is set out in Appendix A of this Circular.

The EPI MTN Indenture provides that the Note Exchange Resolution may also be passed by a resolution or instrument signed in one or more counterparts by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes outstanding.

If EPI Noteholders representing not less than 75% of the principal amount of all of the outstanding EPI Notes have delivered valid Consent and Proxy Forms consenting to / voting for the approval of the Note Exchange Resolution by the Consent Deadline (and have not validly revoked such proxies and consents), the Note Exchange Resolution will be passed by the written consent of the EPI Noteholders and the Meeting will be cancelled. EPI will notify EPI Noteholders by way of press release of any such approval and cancellation of the Meeting. EPI reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

Procedures for Consents and Appointment of Proxies

The Consent and Proxy Form delivered with this Circular provides a means for a registered EPI Noteholder to consent to / vote for, or withhold consent from / vote against, the Note Exchange Resolution. The Consent and Proxy Form further provides that if a registered EPI Noteholder using the Consent and Proxy Form does not specify whether such EPI Noteholder consents to or withholds consent from, or votes for or against, the Note Exchange Resolution, such EPI Noteholder will be deemed to have consented to, and directed the proxyholder designated in the Consent and Proxy Form to vote for, the Note Exchange Resolution.

Only registered EPI Noteholders as of the Record Date, or their duly appointed proxyholders, are entitled to deliver Consent and Proxy Forms with respect to the Note Exchange Resolution and to vote at the Meeting, if held. Based on the registers of the EPI Notes maintained by the EPI Note Trustee, all of the EPI Notes are represented by global certificates registered in the name of CDS. CDS, as the sole registered holder of the EPI Notes may only consent to or withhold consent from the Note Exchange Resolution or vote at the Meeting in accordance with instructions received from Beneficial EPI Noteholders through CDS’ book-entry participant system.

Beneficial EPI Noteholders as of the Record Date wishing to make an election to consent to or withhold consent from the Note Exchange Resolution as part of the Consent Solicitation or to have their EPI Notes voted at the Meeting, if held, must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX on their behalf, in sufficient time (as determined by their CDS Participant through which they hold their EPI Notes) prior to the Consent Deadline of 5:00 p.m. (Toronto time) on June 10, 2026, or the Proxy Deadline of 12:00 p.m. (Toronto time) on June 23, 2026, as applicable.

Notwithstanding the foregoing, the Note Exchange Resolution authorizes EPI, without further notice to or approval of the EPI Noteholders, to revoke the Note Exchange Resolution at any time prior to the completion of the Note Exchange Transaction. EPI also reserves the right to cancel the Meeting at any time prior to commencement of the Meeting and/or to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

See the sections entitled “General Information Regarding the Meeting and Consent Solicitation – Procedures for Consents and Appointment of Proxies” and “General Information Regarding the Meeting and Consent Solicitation – Voting at the Meeting and Quorum”.

Amendment Review Fees

If the Note Exchange Resolution is approved by the EPI Noteholders and the Note Exchange Transaction is completed, the applicable Amendment Review Fees will be payable to eligible EPI Noteholders who: (a) executed and delivered a valid Consent and Proxy Form to the Tabulation Agent by the Consent Deadline, with such Consent and Proxy Form being accepted by the Tabulation Agent; or (b) voted on the Note Exchange Resolution in person or by proxy at the Meeting, if the Meeting is held (in each case, in favour or against).

EPI Noteholders who do not submit a valid Consent and Proxy Form voting on the Note Exchange Resolution (for or against) prior to the Consent Deadline, or who do not vote on the Note Exchange Resolution in person or by proxy at the Meeting, if the Meeting is held, will NOT receive any Amendment Review Fees, even though the EPI MTN Supplemental Indenture will be binding on them if the EPI MTN Supplemental Indenture becomes effective.

Only registered EPI Noteholders are required to complete a Consent and Proxy Form. Beneficial EPI Noteholders must provide instructions to their CDS Participant, who will execute an election of those instructions through CDSX on their behalf, in sufficient time (as determined by their CDS Participant) prior to the Consent Deadline of 5:00 p.m. (Toronto time) on June 10, 2026, or the Proxy Deadline of 12:00 p.m. (Toronto time) on June 23, 2026, as applicable.

Beneficial EPI Noteholders are cautioned that if the Consent Solicitation results in consents being submitted by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes by the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, the Note Exchange Resolution will be passed by written consent and the Meeting will be cancelled. Furthermore, EPI reserves the right to extend or modify the Consent Deadline for the Consent Solicitation at any time in its sole discretion. In the event that the Consent Solicitation is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline at 12:00 p.m. (Toronto time) on June 23, 2026, EPI will cancel the Meeting. In such circumstances, EPI Noteholders and CDS Participants may have minimal notice that the Meeting has been cancelled. Accordingly, EPI Noteholders and CDS Participants should submit elections with respect to the Note Exchange Resolution through CDSX as soon as possible, and in any event prior to the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, as only EPI Noteholders who have validly made an election prior to the Consent Deadline (with such election being received by the Tabulation Agent) will be assured of their entitlement to Amendment Review Fees.

See the section entitled “General Information Regarding the Meeting and Consent Solicitation — Amendment Review Fees’’.

Note Exchange Procedure

EPI Noteholders are not required to take any action in order to receive Enbridge Notes upon completion of the Note Exchange Transaction. The Enbridge Notes to be issued to CDS and to Beneficial EPI Noteholders will be credited to such EPI Noteholder’s CDS Participant’s account through the procedures in place for such purposes between CDS and such participant. Beneficial EPI Noteholders should contact their CDS Participant if they have any questions regarding this process.

See the section entitled “Information Regarding the Note Exchange Transaction – Note Exchange Procedure”.

Information Agent

EPI has retained Sodali & Co to act as information agent in connection with the Note Exchange Transaction. The Information Agent will receive reasonable and customary compensation from EPI for its services in connection with the Note Exchange Transaction, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Note Exchange Transaction.

Questions and requests for assistance concerning the Note Exchange Transaction may be directed to the Information Agent by calling toll free in North America at 1-833-830-9927 (1-289-695-3075 by collect call) or by email at assistance@investor.sodali.com .Further contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back page of this document. Copies of this document and related materials may also be found on www.sedarplus.com.

Tabulation Agent

EPI has retained Computershare Investor Services Inc. to act as tabulation agent in connection with the Note Exchange Transaction.

Solicitation Agent

BMO Capital Markets has been retained on behalf of EPI to act as solicitation agent and to solicit votes in favour of the Note Exchange Resolution.

The Solicitation Agent will be indemnified against certain liabilities and expenses in connection with the solicitation of votes in favour of the Note Exchange Resolution.

At any given time, the Solicitation Agent and/or its affiliates may trade the EPI Notes, the Enbridge Notes or any other securities of EPI or Enbridge for their own account, or for the accounts of their customers, and accordingly may hold a long or short position in the EPI Notes, the Enbridge Notes or those other securities and, to the extent that the Solicitation Agent or its affiliates hold EPI Notes, such Solicitation Agent may cause such EPI Notes to be voted in respect of the Note Exchange Transaction. In the ordinary course of its business, the Solicitation Agent and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with EPI, Enbridge and their affiliates and/or perform financial advisory services for which they receive, or will receive, customary fees and expenses.

See the section entitled “General Information Regarding the Meeting and Consent Solicitation – Solicitation Agent”.

Effective Date

As soon as reasonably practical following approval of the Note Exchange Resolution at the Meeting (or earlier approval pursuant to the Consent Solicitation) and the satisfaction or waiver of the other conditions listed above, assuming EPI does not revoke the Note Exchange Resolution, EPI and the Trustee will execute and deliver the EPI MTN Supplemental Indenture and Enbridge and EPI will deliver the Effectiveness Notice and Undertaking and proceed to complete the Note Exchange Transaction. On the Effective Date, the EPI Notes will be transferred to Enbridge in exchange for the applicable Enbridge Notes. The result of the Note Exchange Transaction is that holders of EPI Notes will own Enbridge Notes in the place of the EPI Notes. EPI shall be released and discharged from all obligations to the former holders of EPI Notes under or in respect of the EPI MTN Indenture and the EPI Notes. EPI anticipates that the Effectiveness Notice and Undertaking will be executed and delivered on the same day that the EPI MTN Supplemental Indenture is executed and that the Effective Date will also occur on such date.

Date, Time and Place of Meeting

The Meeting will be held at the offices of McCarthy Tétrault, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time) / 12:00 p.m. (Toronto time) on June 25, 2026, unless cancelled or otherwise adjourned or postponed.

Notwithstanding the foregoing, EPI may, at its option, at any time prior to the Meeting, cancel or postpone the Meeting.

Record Date

The Record Date for the purposes of determining the EPI Noteholders entitled to: (a) receive notice of and vote at the Meeting; and (b) provide instructions to (i) consent to or withhold consent from the Note Exchange Resolution, and (ii) vote for or against the Note Exchange Resolution at the Meeting, if held, is the close of business (Toronto time) on May 20, 2026).

Purpose of the Meeting

The Meeting has been called to consider and, if determined advisable, pass, with or without amendment, the Note Exchange Resolution.

Certain Canadian Federal Income Tax Considerations

A Resident Holder, as defined in the section of this Circular entitled “Certain Canadian Federal Income Tax Considerations”, will be considered to have disposed of its EPI Notes upon the consummation of the Note Exchange Transaction on the Effective Date. A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary generally will be required to include in income the amount of interest accrued or deemed to accrue on the EPI Notes up to the Effective Date or that became receivable or was received on or before the Effective Date, to the extent that such amounts have not otherwise been included in the Resident Holder’s income for the year or a preceding taxation year. Any other Resident Holder will be required to include in income for a taxation year any interest on the EPI Notes received or receivable by such Resident Holder in the year except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year. In addition, a Resident Holder will realize a capital gain (capital loss) on the disposition of the EPI Notes equal to the amount by which the proceeds of disposition, net of any amount included in the Resident Holder’s income as interest and net of any reasonable costs of disposition, are greater (or less) than the adjusted cost base to the Resident Holder of the EPI Notes so disposed of.

The treatment under the Tax Act of the receipt of an Amendment Review Fee by a resident of Canada is uncertain. A Resident Holder will likely be required to include the amount of the Amendment Review Fees that are received or receivable in the taxation year in computing such Resident Holder’s income for the taxation year. Resident Holders should consult their own tax advisors with respect to the receipt of the Amendment Review Fees taking into account their own particular circumstances.

As the treatment under the Tax Act of the receipt of the Amendment Review Fee is uncertain, withholding tax at a rate of 25% should be withheld from the Amendment Review Fee to be paid or credited to a Non-Resident Holder, as defined in the section of this Circular entitled “Certain Canadian Federal Income Tax Considerations”, in compliance or intended compliance with the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the Amendment Review Fee taking into account their own particular circumstances.

No other taxes on income (including taxable capital gains) will be payable under the Tax Act by a Non-Resident Holder on the Note Exchange Transaction.

The foregoing is only a brief summary of certain Canadian federal income tax consequences and is qualified in its entirety by the description of certain Canadian federal income tax considerations described in the section of this Circular entitled “Certain Canadian Federal Income Tax Considerations”. EPI Noteholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of EPI Notes pursuant to the Note Exchange Transaction.

INFORMATION REGARDING THE NOTE EXCHANGE TRANSACTION

Background to the Note Exchange Transaction

EPI and Enbridge Mainline GP Inc. (“Enbridge Mainline GP”), on behalf of a to be formed limited partnership (“Mainline LP”), have applied to the Canada Energy Regulator for leave and related approvals in relation to a proposed transfer (the “Transfer”) of certain components of EPI’s federally regulated Canadian oil transmission system (the “Canadian Mainline System”) from EPI to Enbridge Mainline GP, on behalf of Mainline LP. EPI is proposing the Transfer for the purposes of facilitating a potential indirect minority equity investment in the Canadian Mainline System by Indigenous investors.

On completion of the Transfer, the initial partners of Mainline LP will be Enbridge Mainline GP as general partner and EPI as the limited partner. In the event of completion of a subsequent indirect minority equity investment by Indigenous investors in Mainline LP, it is currently contemplated that the limited partners of Mainline LP would be EPI and a limited partnership through which the Indigenous investors would hold their interest, with EPI also holding a majority interest in that limited partnership.

EPI would continue to operate and maintain the Canadian Mainline System under a long-term operating agreement with Mainline LP. Neither the proposed Transfer nor any potential indirect minority investment by Indigenous investors in Mainline LP, or the terms and conditions of the operating agreement, would result in any material changes in the conditions of service, operations or how business is conducted on the Canadian Mainline System.

The EPI MTN Indenture contains a number of covenants and other provisions that would prohibit the proposed Transfer and could make any potential subsequent indirect minority investment in the Canadian Mainline System by Indigenous investors impracticable. Although a final decision on whether to proceed with the proposed Transfer and/or any potential subsequent indirect minority investment in the Canadian Mainline System by Indigenous investors has not been made, the Note Exchange Transaction is being undertaken to facilitate such potential transactions while also delivering a range of operational, structural, and capital markets benefits to EPI, Enbridge and the EPI Noteholders, regardless of whether EPI ultimately proceeds with the proposed Transfer or any such subsequent investment.

The rationale for the Note Exchange Transaction includes, among others, the following considerations:

•	Similar funding costs at Enbridge and EPI, reflecting the continued strengthening of Enbridge’s business and financial profile;

•	Capital structure optimization and transparency, including the simplification of the corporate funding structure within the Enbridge group;

•	Operational and organizational efficiencies, including a reduction in the number of public debt issuers within the Enbridge group, which will allow EPI, following completion of the Note Exchange Transaction, to apply to cease to be a reporting issuer in each of the provinces of Canada, and to implement administrative efficiencies and cost-savings measures, including reduced audit, legal and public reporting-related expenses; and

•	Certain key benefits to EPI Noteholders, including: receiving Enbridge Notes having financial terms the same as those of the EPI Notes for which they are being exchanged; transitioning into a larger, more diversified Enbridge credit, that is positioned for sustainable growth and supported by a low-risk, utility-like business model, a balanced business mix and predictable cash flows; simplification of the Enbridge group’s corporate funding structure, reducing structural subordination and providing EPI Noteholders with exposure to a strengthening Enbridge credit profile; and exposure to one of the largest and most active corporate issuers in Canada, with the concentration of capital markets activity at the Enbridge parent company level expected to enhance liquidity, supported by a broader investor following and greater market transparency relative to an infrequent issuer such as EPI. For a description of the benefits of the Note Exchange Transaction, see the section entitled “Information Regarding the Note Exchange Transaction – Considerations Relevant to the Evaluation of the Note Exchange Transaction”.

Summary of the Note Exchange Transaction

Pursuant to the Note Exchange Transaction, the EPI Notes will be exchanged for an equal principal amount of newly issued Enbridge Notes, having financial terms (including with respect to principal, coupon, maturity, interest payment dates and redemption terms) that are the same as the financial terms of the EPI Notes, and which will be unconditionally guaranteed by the Guarantors. A summary description of the variable terms of each maturity of Enbridge Notes to be issued in connection with the Note Exchange Transaction is attached as Appendix B to this Circular and a comparison between the Enbridge MTN Indenture and the EPI MTN Indenture is attached as Appendix C to this Circular.

Conditions to Completion of the Note Exchange Transaction

The completion of the Note Exchange Transaction is subject to the following conditions: (a) the requisite approval of the Note Exchange Resolution being obtained at the Meeting or pursuant to the Consent Solicitation; (b) delivery to the EPI Note Trustee of a fully executed Effectiveness Notice and Undertaking; and (c) the absence of any law or regulation, and the absence of any injunction or action or other proceeding (actual, pending or threatened), that (in the case of any injunction, action or proceeding if adversely determined) would make unlawful or invalid or enjoin the implementation of the Note Exchange Transaction. EPI reserves the right, subject to applicable law, to waive the condition in (c) above.

In addition, the Note Exchange Resolution authorizes EPI, without further notice to or approval of the EPI Noteholders, to revoke the Note Exchange Resolution at any time prior to the execution and delivery of the EPI MTN Supplemental Indenture. EPI also reserves the right to cancel the Meeting at any time prior to commencement of the Meeting and/or to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

For risks related to the completion of the Note Exchange Transaction, see the section of this Circular entitled “Risks Relating to the Note Exchange Transaction and the Enbridge Notes – Completion of the Note Exchange Transaction”.

EPI MTN Supplemental Indenture

By approving the Note Exchange Resolution, the holders of the EPI Notes will be authorizing EPI and the EPI Note Trustee, at EPI’s option, to enter into and execute and deliver the EPI MTN Supplemental Indenture containing the terms described below and will be authorizing and directing EPI and the EPI Note Trustee, as applicable, to take such actions and execute and deliver such documents as may be necessary to carry out the intent of the Note Exchange Resolution.

The EPI MTN Supplemental Indenture will amend the terms of the EPI MTN Indenture such that, among other things, on the Effective Date (and in the following sequence):

(a)	all of the issued and outstanding EPI Notes, including the entitlement to interest accrued and unpaid thereon, shall be transferred from the EPI Noteholders to Enbridge in exchange for an equal principal amount of newly issued Enbridge Notes, together with an entitlement to an amount equal to the interest accrued and unpaid on the EPI Notes, such Enbridge Notes having the terms, conditions and other attributes set forth in the Enbridge MTN Indenture and Appendix B to this Circular; and

(b)	EPI shall be released and discharged from all obligations to the former holders of EPI Notes under or in respect of the EPI MTN Indenture and the EPI Notes,

(the steps described in (a) and (b), collectively, the “Note Exchange Transaction”).

After the execution of the EPI MTN Supplemental Indenture, but prior to the Note Exchange Transaction taking effect, EPI and Enbridge will be required under the EPI MTN Supplemental Indenture to deliver to the EPI Note Trustee the Effectiveness Notice and Undertaking. The Effectiveness Notice and Undertaking will specify the date that will be the Effective Date and will also include the undertaking of Enbridge to issue the required Enbridge Notes to the existing EPI Noteholders in exchange for the EPI Notes. On the Effective Date, the EPI Notes will be transferred to Enbridge in exchange for the applicable Enbridge Notes. The result of the Note Exchange Transaction is that holders of EPI Notes will own Enbridge Notes in the place of the EPI Notes. EPI anticipates that the Effectiveness Notice and Undertaking will be executed and delivered on the same day that the EPI MTN Supplemental Indenture is executed and that the Effective Date will also occur on such date.

Upon request to the Corporate Secretary of EPI or the Information Agent, copies of the proposed form of the EPI MTN Supplemental Indenture will be sent to any EPI Noteholder.

Considerations Relevant to the Evaluation of the Note Exchange Transaction

EPI believes the Note Exchange Transaction may have the following benefits for the EPI Noteholders, and that EPI Noteholders should consider the following factors, among others, in making a decision whether to vote in favour of the Note Exchange Resolution:

•	Same Financial Terms: EPI Noteholders will receive Enbridge Notes having financial terms (including with respect to principal, coupon, maturity, interest payment dates and redemption terms) that are the same as those of the EPI Notes for which they are being exchanged, and which will be unconditionally guaranteed by the Guarantors. A summary description of the variable terms of each maturity of Enbridge Notes to be issued in connection with the Note Exchange Transaction is attached as Appendix B to this Circular and a comparison between the Enbridge MTN Indenture and the EPI MTN Indenture is attached as Appendix C to this Circular.

•	Larger, More Diversified Credit Profile: Upon completion of the Note Exchange Transaction, EPI Noteholders will hold medium term notes of Enbridge, a leading North American energy infrastructure company with a low-risk, utility-like business model, significant diversification across businesses, minimal asset concentration risk and predictable cash flows.

•	Stronger Credit Profile Through Structural Enhancement: The Note Exchange Transaction further strengthens the credit profile of Enbridge through simplification of its corporate funding structure and the reduction of structural subordination. Conservative financial policies and strong credit ratings will continue to be key components of Enbridge’s value proposition. EPI Noteholders will receive Enbridge Notes that will rank pari passu with Enbridge’s other senior unsecured debt securities and will be unconditionally guaranteed by the Guarantors. The Enbridge Notes received by EPI Noteholders will be governed by the Enbridge MTN Indenture.

•	Greater Liquidity and Simplicity: Enbridge is one of Canada’s largest and most well-known corporate issuers in the debt capital markets, with approximately $47 billion of senior public debt outstanding. Enbridge is also one of the most active issuers in Canada, having issued approximately $39 billion of senior public debt over the last five years. By comparison, EPI has only $4.3 billion of senior public debt outstanding and has not issued senior public debt in Canada since 2023. EPI Noteholders will benefit from enhanced liquidity through holding new Enbridge Notes, greater transparency through Enbridge’s broader public disclosure profile and the concentration of capital markets activity at Enbridge as the core issuer.

Note Exchange Procedure

EPI Noteholders are not required to take any action in order to receive Enbridge Notes following completion of the Note Exchange Transaction. Upon completion of the Note Exchange Transaction, the Enbridge Notes to be issued to EPI Noteholders will be credited to CDS, and to Beneficial EPI Noteholders’ CDS Participants’ account through the procedures in the place for such purposes between CDS and such participant. Beneficial EPI Noteholders should contact their CDS Participant if they have any questions regarding this process.

Effective Date

As soon as reasonably practical following approval of the Note Exchange Resolution at the Meeting (or earlier approval pursuant to the Consent Solicitation) and the satisfaction or waiver of the other conditions listed above, assuming EPI does not revoke the Note Exchange Resolution, EPI and the Trustee will execute and deliver the EPI MTN Supplemental Indenture and Enbridge and EPI will deliver the Effectiveness Notice and Undertaking and proceed to complete the Note Exchange Transaction. On the Effective Date, the EPI Notes will be transferred to Enbridge in exchange for the applicable Enbridge Notes. The result of the Note Exchange Transaction is that holders of EPI Notes will own Enbridge Notes in the place of the EPI Notes. EPI shall be released and discharged from all obligations to the former holders of EPI Notes under or in respect of the EPI MTN Indenture and the EPI Notes. EPI anticipates that the Effectiveness Notice and Undertaking will be executed and delivered on the same day that the EPI MTN Supplemental Indenture is executed and that the Effective Date will also occur on such date.

Canadian Securities Law Considerations

The issuance in Canada of the Enbridge Notes will be exempt from the prospectus requirements contained within applicable Canadian securities laws. The Enbridge Notes will also be “freely tradable” in Canada by persons other than “control persons” as defined under applicable Canadian securities laws (subject to customary restrictions).

U.S. Securities Law Considerations

The Enbridge Notes to be issued in connection with the proposed Note Exchange Transaction will be exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 802 thereunder. Such securities will not constitute “restricted securities” under Rule 144 of the U.S. Securities Act (“Rule 144”) and will be freely tradable under the U.S. Securities Act, except as described below.

Enbridge Notes sold on behalf of the holders of Enbridge Notes who are “affiliates” as that term is defined in Rule 144 or who have been affiliates of Enbridge in the 90 days prior to the Effective Date are subject to certain restrictions under Rule 144 and will be “restricted securities” under Rule 144 in the hands of subsequent purchasers in non-registered sales. Offers and sales of such securities must be made in accordance with: (a) the applicable requirements of Rule 144; (b) another applicable exemption from the registration requirements of the U.S. Securities Act; or (c) the registration requirements of the U.S. Securities Act.

BUSINESS TO BE CONDUCTED AT THE MEETING

The Meeting has been called to consider and, if determined advisable, pass, with or without amendment, the Note Exchange Resolution.

EPI reserves the right to amend the terms of this Circular at any time before the Meeting, including by way of press release.

GENERAL INFORMATION REGARDING THE MEETING AND CONSENT SOLICITATION

Solicitation of Proxies and Consents

This Circular is furnished in connection with the solicitation (the “Proxy Solicitation”) by EPI of proxies to be used at the Meeting at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular and in connection with the solicitation by EPI of consents under the Consent Solicitation. In addition to the solicitation of proxies by mail, officers, directors and employees of EPI may, without additional compensation, solicit such proxies on behalf of management personally, by telephone, fax or other electronic means. EPI will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Circular. The Solicitation Agent may also contact beneficial EPI Noteholders regarding the Meeting and solicit proxies on behalf of management.

The EPI MTN Indenture provides that the Note Exchange Resolution may also be passed by the written consent of the EPI Noteholders holding 75% of the principal amount of all of the EPI Notes outstanding. Accordingly, EPI is simultaneously soliciting the written consent of EPI Noteholders to approve the Note Exchange Resolution (the “Consent Solicitation”). EPI Noteholders who execute and deliver a valid Consent and Proxy Form consenting to / voting for the approval of the Note Exchange Resolution (and who do not validly revoke such Consent and Proxy Form) prior to the Consent Deadline shall be considered to have provided written consent to the Note Exchange Resolution for the purposes of the Consent Solicitation. If EPI Noteholders representing not less than 75% of the principal amount of all of the outstanding EPI Notes have delivered valid Consent and Proxy Forms consenting to / voting for the approval of the Note Exchange Resolution by the Consent Deadline (and have not validly revoked such proxies and consents), the Note Exchange Resolution will be passed by the written consent of the EPI Noteholders and the Meeting will be cancelled. EPI will notify EPI Noteholders by way of press release of any such approval and cancellation of the Meeting.

EPI reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

Procedures for Consents and Appointment of Proxies

Only registered EPI Noteholders as of the Record Date, or their duly appointed proxyholders, are entitled to deliver Consent and Proxy Forms with respect to the Note Exchange Resolution and to vote at the Meeting, if held. Based on the registers of the EPI Notes maintained by the EPI Note Trustee, all of the EPI Notes are represented by global certificates registered in the name of CDS. CDS, as the sole registered holder of the EPI Notes may only consent to or withhold consent from the Note Exchange Resolution or vote at the Meeting in accordance with instructions received from the Beneficial EPI Noteholders through CDS’ book-entry participant system.

Beneficial EPI Noteholders as of the Record Date are entitled to provide instructions regarding whether to consent to or withhold consent from the Note Exchange Resolution as part of the Consent Solicitation, and to direct how the EPI Notes beneficially owned by such Beneficial EPI Noteholders are to be voted at the Meeting, if held.

Beneficial EPI Noteholders as of the Record Date wishing to make an election to consent to or withhold consent from the Note Exchange Resolution as part of the Consent Solicitation or to have their EPI Notes voted at the Meeting, if held, must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX on their behalf, in sufficient time (as determined by their CDS Participant through which they hold their EPI Notes) prior to the Consent Deadline of 5:00 p.m. (Toronto time) on June 10, 2026 or the Proxy Deadline of 12:00 p.m. (Toronto time) on June 23, 2026, as applicable.

Beneficial EPI Noteholders are cautioned that if the Consent Solicitation results in consents being submitted by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes by the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, the Note Exchange Resolution will be passed by written consent and the Meeting will be cancelled. Furthermore, EPI reserves the right to extend or modify the Consent Deadline for the Consent Solicitation at any time in its sole discretion. In the event the Consent Solicitation is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline of 12:00 p.m. (Toronto time) on June 23, 2026, EPI will cancel the Meeting. In such circumstances, EPI Noteholders and CDS Participants may have minimal notice that the Meeting has been cancelled.

Accordingly, EPI Noteholders and CDS Participants should submit elections with respect to the Note Exchange Resolution through CDSX as soon as possible, and in any event prior to the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, as only EPI Noteholders who have validly made an election prior to the Consent Deadline (with such election being received by the Tabulation Agent) will be assured of their entitlement to Amendment Review Fees.

Exercise of Vote by Proxy

Each EPI Noteholder will be entitled to one vote for each $1,000 principal amount of EPI Notes held on the Record Date on all matters that come before the Meeting, and such vote may be given in person or by proxy. Votes may be cast FOR or AGAINST the Note Exchange Resolution.

The EPI Notes represented by the accompanying Consent and Proxy Form will be voted FOR or AGAINST the Note Exchange Resolution in accordance with the instructions of the EPI Noteholder as specified therein. In the event that no specifications as to voting have been made by an EPI Noteholder to vote for or against the Note Exchange Resolution in respect of particular EPI Notes for which the proxy has been returned, the EPI Notes represented by proxies appointing members of EPI management, as specified in the Consent and Proxy Form, will be voted in favour of the Note Exchange Resolution.

The accompanying Consent and Proxy Form, when properly completed and signed, confers discretionary authority upon the proxyholder named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to any matters that may properly come before the Meeting. Management presently knows of no such amendments, variations or other matters which may come before the Meeting other than those referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Consent and Proxy Form to vote on such amendment, variation or other matter in accordance with their judgement.

EPI reserves the right to waive the Consent Deadline and/or the Proxy Deadline and accept and treat as valid those consents and proxies received after the Consent Deadline and/or the Proxy Deadline for the purposes of both the Consent Solicitation and the Meeting.

Revocation

In addition to revocation in any other manner permitted by law, a registered EPI Noteholder or duly appointed proxyholder who has submitted a Consent and Proxy Form may: (a) revoke the election with respect to the Consent Solicitation prior to the Consent Deadline; and/or (b) revoke the proxy with respect to the Proxy Solicitation prior to the Proxy Deadline, in either such case, by delivering a revocation notice in writing (including another Consent and Proxy Form bearing a later date) executed by the registered EPI Noteholder or duly appointed proxyholder or by an authorized officer or attorney thereof to the Tabulation Agent at any time prior to the Consent Deadline or the Proxy Deadline, as applicable. Any revocations of a consent received after the Consent Deadline, or revocations of proxy received after the Proxy Deadline, will not have any effect.

Only registered EPI Noteholders or duly appointed proxyholders have the right to revoke a Consent and Proxy Form submitted by them. Beneficial EPI Noteholders who wish to revoke a consent and/or proxy provided by their CDS Participant should contact their CDS Participant.

Transfers of EPI Notes

If a person purchases EPI Notes after the Record Date and the EPI Noteholder as of the Record Date previously delivered a valid Consent and Proxy Form (or thereafter delivers a valid Consent and Proxy Form), such Consent and Proxy Form of the EPI Noteholder as of the Record Date, and not the subsequent holder, will be eligible for acceptance by the Tabulation Agent if it was (or is) validly submitted. However, if a person purchases EPI Notes after the Record Date and the EPI Noteholder as of the Record Date has not previously consented to the Note Exchange Transaction, the purchaser may obtain an appropriate consent and agreement from the holder as of the Record Date and submit a Consent and Proxy Form on or prior to the Consent Deadline or Proxy Deadline, as applicable. However, in this case, any Amendment Review Fees payable will be payable to the holder as of the Record Date unless otherwise agreed to between such holder and the subsequent purchaser. Any subsequent purchaser is advised to contact their CDS Participant and legal advisors in this situation.

Information Agent

EPI has retained Sodali & Co to act as Information Agent in connection with the Note Exchange Transaction. The Information Agent will receive reasonable and customary compensation from EPI for its services in connection with the Note Exchange Transaction, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Note Exchange Transaction.

Questions and requests for assistance concerning the Note Exchange Transaction may be directed to the Information Agent at 1-833-830-9927 (1-289-695-3075 by collect call) or by email at assistance@investor.sodali.com . Further contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR+ at www.sedarplus.com.

Tabulation Agent

EPI has retained Computershare Investor Services Inc. to act as tabulation agent in connection with the Note Exchange Transaction.

Solicitation Agent

BMO Capital Markets (the “Solicitation Agent”) has been retained on behalf of EPI to act as solicitation agent and to solicit votes in favour of the Note Exchange Resolution.

The Solicitation Agent will be indemnified against certain liabilities and expenses in connection with the solicitation of votes in favour of the Note Exchange Resolution.

At any given time, the Solicitation Agent and/or its affiliates may trade the EPI Notes, the Enbridge Notes or any other securities of EPI or Enbridge for their own account, or for the accounts of their customers, and accordingly may hold a long or short position in the EPI Notes, the Enbridge Notes or those other securities and, to the extent that the Solicitation Agent or its affiliates hold EPI Notes, such Solicitation Agent may cause such EPI Notes to be voted in respect of the Note Exchange Transaction. In the ordinary course of its business, the Solicitation Agent and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with EPI, Enbridge and their affiliates and/or perform financial advisory services for which they receive, or will receive, customary fees and expenses.

Date, Time and Place of Meeting

The Meeting will be held at the offices of McCarthy Tétrault, Suite 4000, 421 – 7th Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time) / 12:00 p.m. (Toronto time) on June 25, 2026, unless cancelled, or otherwise adjourned or postponed.

Notwithstanding the foregoing, EPI may, at its option, at any time prior to the Meeting, cancel or postpone the Meeting or modify the matters to be considered thereat. In the event that the Note Exchange Resolution is approved pursuant to the Consent Solicitation, the Meeting will be cancelled. In addition, to the extent that the Meeting is held and a quorum is not present at the commencement of the Meeting, the Meeting may be adjourned in accordance with the EPI MTN Indenture.

Record Date

The Record Date for the purposes of determining the EPI Noteholders entitled to: (a) receive notice of and vote at the Meeting; and (b) provide instructions to (i) consent to or withhold consent from the Note Exchange Resolution, and (ii) vote for or against the Note Exchange Resolution at the Meeting, if held, is the close of business (Toronto time) on May 20, 2026.

Voting at the Meeting and Quorum

At the Meeting, each registered holder of EPI Notes as of the Record Date will be entitled to one vote in respect of each $1,000 principal amount of EPI Notes held with respect to the Note Exchange Resolution.

EPI Noteholders should refer to the section of this Circular entitled “General Information Regarding the Meeting and Consent Solicitation” for details as to how to vote their EPI Notes. As at the Record Date, there were an aggregate of $4,324,600,000 principal amount of EPI Notes outstanding, as set forth below.

Designation:	Principal Amount:	Interest Rate:
6.55% Medium Term Note Debentures due November 17, 2027	$50,000,000	6.55%
6.05% Medium Term Note Debentures due February 12, 2029	$65,000,000	6.05%
3.52% Medium Term Note Debentures due February 22, 2029	$600,000,000	3.52%
6.50% Medium Term Note Debentures due June 11, 2029	$109,600,000	6.50%
2.82% Medium Term Note Debentures due May 12, 2031	$400,000,000	2.82%
5.08% Medium Term Note Debentures due December 19, 2036	$150,000,000	5.08%
5.35% Medium Term Note Debentures due November 10, 2039	$200,000,000	5.35%
5.33% Medium Term Note Debentures due April 6, 2040	$300,000,000	5.33%
4.55% Medium Term Note Debentures due August 17, 2043	$300,000,000	4.55%
4.55% Medium Term Note Debentures due September 29, 2045	$400,000,000	4.55%
4.13% Medium Term Note Debentures due August 9, 2046	$400,000,000	4.13%
4.33% Medium Term Note Debentures due February 22, 2049	$600,000,000	4.33%
4.20% Medium Term Note Debentures due May 12, 2051	$400,000,000	4.20%
5.82% Medium Term Note Debentures due August 17, 2053	$350,000,000	5.82%

Required Approval at the Meeting

If held, at the Meeting, holders of EPI Notes will be asked to consider and vote on the Note Exchange Resolution. To be effective, the Note Exchange Resolution must be approved at the Meeting by holders of not less than 75% of the principal amount of the EPI Notes, voting together as a single class, present in person or by proxy at the Meeting and voted on a poll upon such resolution. A copy of the Note Exchange Resolution is set out in Appendix A of this Circular.

Quorum at the Meeting

Two or more persons present in person holding either personally or as proxies for holders not less than a majority of the aggregate principal amount of the EPI Notes outstanding will constitute a quorum for the Meeting. In the absence of a quorum, the Meeting shall be adjourned to the same day in the next week (or, if such day is not a Business Day, to the next following Business Day) at the same time and place. At the adjourned meeting, the EPI Noteholders present shall form a quorum and may transact the business for which the Meeting was originally called.

Amendment Review Fees

If the Note Exchange Resolution is approved by the EPI Noteholders and the Note Exchange Transaction is completed, EPI Noteholders who: (a) executed and delivered a valid Consent and Proxy Form to the Tabulation Agent by the Consent Deadline, with such Consent and Proxy Form being accepted by the Tabulation Agent; or (b) voted on the Note Exchange Resolution in person or by proxy at the Meeting, if the Meeting is held (in each case, for or against), will receive the applicable amendment review fee set forth below for each $1,000 principal amount of applicable EPI Notes represented by such Consent and Proxy Form or voted in person at the Meeting (collectively, the “Amendment Review Fees”).

Applicable EPI Notes	Principal Amount	Coupon	Maturity Date	CUSIP	Amendment Review Fee (per $1,000 principal amount of EPI Note)
2027 Notes	$50,000,000	6.55%	November 17, 2027	46065ZAE7	$1.50
2029-02-12 Notes	$65,000,000	6.05%	February 12, 2029	29250ZAC2	$1.50
2029-02-22 Notes	$600,000,000	3.52%	February 22, 2029	29250ZAX6	$1.50
2029-06 Notes	$109,600,000	6.50%	June 11, 2029	29250ZAD0	$1.50
2031 Notes	$400,000,000	2.82%	May 12, 2031	29250ZAZ1	$3.50
2036 Notes	$150,000,000	5.08%	December 19, 2036	29250ZAG3	$3.50
2039 Notes	$200,000,000	5.35%	November 10, 2039	29250ZAJ7	$3.50
2040 Notes	$300,000,000	5.33%	April 6, 2040	29250ZAM0	$3.50
2043 Notes	$300,000,000	4.55%	August 17, 2043	29250ZAR9	$5.00
2045 Notes	$400,000,000	4.55%	September 29, 2045	29250ZAU2	$5.00
2046 Notes	$400,000,000	4.13%	August 9, 2046	29250ZAW8	$5.00
2049 Notes	$600,000,000	4.33%	February 22, 2049	29250ZAY4	$5.00
2051 Notes	$400,000,000	4.20%	May 12, 2051	29250ZBA5	$5.00
2053 Notes	$350,000,000	5.82%	August 17, 2053	29250ZBB3	$5.00

No Amendment Review Fees will be paid to an EPI Noteholder if: (a) the Note Exchange Resolution is approved at the Meeting and, prior to the Proxy Deadline, the EPI Noteholder validly revokes any such proxy previously delivered; or (b) the Note Exchange Resolution is approved pursuant to the Consent Solicitation and the EPI Noteholder validly revokes any such proxy and consent previously delivered, prior to the Consent Deadline. The right to receive the Amendment Review Fees is not transferable with any of the EPI Notes. No other holder of any EPI Notes, including any EPI Noteholders to whom any EPI Notes have been transferred subsequent to the Record Date with respect to such transferred EPI Notes, will be entitled to receive the Amendment Review Fees. EPI Noteholders who wish to transfer EPI Notes and to provide the benefit of the Amendment Review Fees to a transferee or other designee should contact their CDS Participant to make such arrangements.

EPI Noteholders who do not submit a valid Consent and Proxy Form voting on the Note Exchange Resolution prior to the Consent Deadline, or who do not vote on the Note Exchange Resolution in person or by proxy at the Meeting, if the Meeting is held, will NOT receive any Amendment Review Fees, even though the EPI MTN Supplemental Indenture will be binding on them if the EPI MTN Supplemental Indenture becomes effective.

Only registered EPI Noteholders are required to complete a Consent and Proxy Form. Beneficial EPI Noteholders must provide instructions to their CDS Participant who will execute an election of those instructions through CDSX on their behalf, in sufficient time (as determined by their CDS Participant) prior to the Consent Deadline of 5:00 p.m. (Toronto time) on June 10, 2026, or the Proxy Deadline of 12:00 p.m. (Toronto time) on June 23, 2026, as applicable. Beneficial EPI Noteholders are cautioned that if the Consent Solicitation results in consents being submitted by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes by the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026, the Note Exchange Resolution will be passed by written consent and the Meeting will be cancelled. Furthermore, EPI reserves the right to extend or modify the Consent Deadline for the Consent Solicitation at any time in its sole discretion. In the event that the Consent Solicitation is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline at 12:00 p.m. (Toronto time) on June 23, 2026, EPI will cancel the Meeting. In such circumstances, EPI Noteholders and CDS Participants may have minimal notice that the Meeting has been cancelled.

Accordingly, EPI Noteholders and CDS Participants should submit elections with respect to the Note Exchange Resolution through CDSX as soon as possible, as only EPI Noteholders who have validly made an election prior to the Consent Deadline at 5:00 p.m. (Toronto time) on June 10, 2026 (with such election being received by the Tabulation Agent) will be assured of their entitlement to Amendment Review Fees.

Interest will not accrue on or be payable with respect to the Amendment Review Fees. The Amendment Review Fees will be paid to the EPI Note Trustee following the Effective Date, who will, in turn, pay eligible EPI Noteholders. As CDS is the sole registered EPI Noteholder, CDS will distribute payment to the CDS Participants in accordance with normal procedures through the CDSX system.

Delivery of Meeting Materials

The Circular is being delivered to registered EPI Noteholders as of the Record Date in accordance with the terms of the EPI MTN Indenture. The Circular may be accessed electronically on EPI’s profile on SEDAR+ at www.sedarplus.com. Copies of the Circular may also be obtained without charge by sending a written request to 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Investor Relations, by calling 1-403-231-3900 or by sending an email to corporatesecretary@enbridge.com.

INFORMATION CONCERNING EPI

EPI

EPI is primarily a transporter of western Canadian and United States crude oil, refined petroleum products and natural gas liquids. The Canadian Mainline System transports crude oil from western Canada to the Midwest region of the United States and eastern Canada and serves all of the major refining centers in Ontario. EPI also operates the Southern Lights Canada Pipeline, which transports diluent from the Canada/United States border to western Canada, and holds investments in renewable and alternative power generation assets.

EPI is a wholly-owned indirect subsidiary of Enbridge, EPI’s ultimate parent. Enbridge provides administrative and general support services to EPI. EPI conducts its business through two business segments: Liquids Pipelines and Renewable Power Generation. Liquids Pipelines consists of common carrier and contract pipelines and related terminals in Canada that transport various grades of crude oil and other liquid hydrocarbons, including the Canadian Mainline System and Southern Lights Canada Pipeline. The Canadian Mainline System and other pipeline assets are components of Enbridge’s Liquids Pipelines segment. Renewable Power Generation consists of investments in wind and solar assets in the provinces of Alberta, Ontario and Québec. EPI’s investments in renewable assets are components of Enbridge’s Renewable Power Generation segment.

The head office and principal business office of EPI is located at 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

INFORMATION CONCERNING ENBRIDGE

Enbridge

Enbridge is a leading North American energy infrastructure company. Enbridge’s core businesses include Liquids Pipelines, which consists of pipelines and terminals in Canada and the United States that transport, store and export various grades of crude oil and other liquid hydrocarbons; Gas Transmission, which consists of investments in natural gas pipelines and gathering, processing and storage facilities in Canada and the United States; Gas Distribution and Storage, which consists of natural gas utility operations that serve residential, commercial and industrial customers in Canada and the United States; and Renewable Power Generation, which consists primarily of investments in wind and solar power generation facilities, as well as geothermal transmission assets, in North America and Europe.

Enbridge is a public company, with common shares that trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ENB”. Enbridge was incorporated on April 13, 1970 under the Companies Ordinance of the Northwest Territories and was continued under the Canada Business Corporations Act on December 15, 1987. Enbridge’s principal executive and registered office is located at 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, and its telephone number is 1-403-231-3900.

For further information regarding Enbridge and its business activities, see the Enbridge Annual Report and the other documents incorporated by reference in this Circular.

Guarantors

Enbridge’s payment obligations under the Enbridge Notes will be fully, unconditionally, irrevocably, absolutely and jointly and severally guaranteed by both of SEP and EEP (the “Guarantors”) pursuant to the terms of the fifth supplemental indenture dated as of June 20, 2019 among Enbridge, the Guarantors and the Enbridge Note Trustee (the “Fifth Supplemental Indenture”). Each such guarantee will be a direct unsecured obligation of each of the Guarantors and will rank equally and pari passu, except as to redemption and/or sinking fund provisions, with all other unsecured and unsubordinated indebtedness of such Guarantor. For greater certainty, the Enbridge Notes will not be guaranteed by, and will not be obligations of, any other subsidiaries of Enbridge.

Neither of the Guarantors is a reporting issuer in any province of Canada, and neither of the Guarantors is a reporting company under the Securities Exchange Act of 1934.

See the section entitled “Description of Enbridge Notes – Guarantees”.

Consolidated Capitalization

The following table summarizes Enbridge’s consolidated capitalization as at March 31, 2026 on an actual basis, and on an as adjusted basis to give effect to the Note Exchange Transaction. The following table should be read together with Enbridge’s unaudited consolidated financial statements for the three months ended March 31, 2026, which are incorporated by reference in this Circular through the Enbridge Quarterly Report. All U.S. dollar amounts in the following table have been converted to Canadian dollars using the exchange rate on March 31, 2026 of US$1.00 per $1.3956 as published by Thomson Reuters.

	As of March 31, 2026
	Actual	As Adjusted for the Note Exchange Transaction
	(millions of dollars)
Total long-term debt, less current portion(1)(2)	103,007	103,007
Shareholders’ equity:
Preference shares	6,818	6,818
Common shares	71,943	71,943
Additional paid-in capital	168	168
Retained deficit	(19,611)	(19,611)
Accumulated other comprehensive income	5,652	5,652

Total Enbridge Inc. shareholders’ equity	64,970	64,970
Total capitalization	$167,977	$167,977

Note:

(1)	Does not reflect the redemption on May 11, 2026 of $400,000,000 aggregate principal amount of 3.00% medium term note debentures of EPI.

(2)	As at March 31, 2026, long-term debt includes $10,524 million of outstanding commercial paper borrowings and credit facility draws.

Earnings Coverage Ratios

The following earnings coverage ratios for Enbridge have been calculated on a consolidated basis for the respective 12 month periods ended March 31, 2026 and December 31, 2025 and are derived from unaudited financial information for the 12 month period ended March 31, 2026 and audited financial information for the 12 month period ended December 31, 2025, in each case prepared in accordance with U.S. GAAP.

The following ratios give pro forma effect to the issuance, repayment or redemption by Enbridge or its subsidiaries, as applicable, from time to time, outside the normal course, of debt since March 31, 2026 and December 31, 2025, in the case of the March 31, 2026 and December 31, 2025 earnings coverage ratios, respectively, including:

•	the issuance by Enbridge of (i) $850,000,000 aggregate principal amount of 3.57% medium term notes due 2031, (ii) $850,000,000 aggregate principal amount of 4.35% medium term notes due 2036, and (iii) $300,000,000 aggregate principal amount of 5.10% medium term notes due 2056, pursuant to pricing supplements dated February 23, 2026;

•	the issuance by Enbridge of (i) US$1,000,000,000 aggregate principal amount of 4.850% senior notes due 2031, and (ii) US$1,000,000,000 aggregate principal amount of 5.450% senior notes due 2036, pursuant to a prospectus supplement dated March 24, 2026; and

•	the redemption by EPI on May 11, 2026 of $400,000,000 aggregate principal amount of 3.00% medium term note debentures due 2026.

Adjustments for certain normal course issuances and repayments of debt subsequent to December 31, 2025 and March 31, 2026, respectively, would not materially affect the ratio and, as a result, have not been made.

Twelve Month Period Ended
	December 31, 2025	March 31, 2026
Earnings coverage(1)	2.7 times	2.6 times

Notes:

(1)	Earnings coverage is calculated as earnings attributable to controlling interests before interest and income taxes divided by the sum of interest expense (excluding unrealized gain/(losses) on non-qualifying interest rate contracts), capitalized interest and proforma borrowing costs.

Enbridge evaluates its performance using a variety of measures. As a non-GAAP measure, the earnings coverage above is intended to measure Enbridge’s ability to meet its financial obligations. The earnings coverage discussed above is not defined under U.S. GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with U.S. GAAP as an indicator of Enbridge’s financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company.

Enbridge’s interest requirements amounted to approximately $5,467 million for the 12 month period ended December 31, 2025. Enbridge’s earnings attributable to controlling interests before interest and income taxes of $7,027 million were approximately $14,518 million for the 12 month period ended December 31, 2025, which is 2.7 times Enbridge’s aggregate interest requirements for this period.

Enbridge’s interest requirements amounted to approximately $5,266 million for the 12 month period ended March 31, 2026. Enbridge’s earnings attributable to controlling interests before interest and income taxes of $6,806 million were approximately $13,711 million for the 12 month period ended March 31, 2026, which is 2.6 times Enbridge’s aggregate interest requirements for this period.

DESCRIPTION OF ENBRIDGE NOTES

The following description is a brief summary of the material attributes and characteristics applicable to the Enbridge Notes to be issued in connection with the Note Exchange Transaction, which summary does not purport to be complete, and is qualified in its entirety by reference to the provisions of the Enbridge MTN Indenture. A summary description of the variable terms of each maturity of Enbridge Notes to be issued in connection with the Note Exchange Transaction is attached as Appendix B to this Circular and a comparison between the Enbridge MTN Indenture and the EPI MTN Indenture is attached as Appendix C to this Circular.

The Enbridge Notes are being acquired pursuant to exemptions from the prospectus requirements contained in applicable securities legislation and without the delivery of a prospectus and, as a result: (a) the former EPI Noteholders acquiring the Enbridge Notes will be restricted from using the civil remedies that would be available under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus; (b) the former EPI Noteholders acquiring the Enbridge Notes may not receive information that would otherwise be required to be provided to a purchaser under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus; and (c) Enbridge will be relieved from certain obligations that would otherwise apply under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus.

The following summary uses words and terms that are defined in the Enbridge MTN Indenture (some of which are set forth below in the section entitled “Description of Enbridge Notes – Certain Definitions from the Enbridge MTN Indenture”).

General

The Enbridge Notes will be issued under the Enbridge MTN Indenture.

The Enbridge Notes will be issued as medium term notes under the Enbridge MTN Indenture. The Enbridge MTN Indenture permits the issuance thereunder from time to time of additional medium term notes, and of debentures in one or more other series (“Debentures”), without limitation as to aggregate principal amount. The Enbridge Notes will be direct unsecured obligations of Enbridge ranking equally and pari passu, except as to redemption and/or sinking fund provisions, with all other unsecured and unsubordinated indebtedness of Enbridge. Enbridge’s payment obligations under the Enbridge Notes will be unconditionally guaranteed by the Guarantors.

Denomination

The Enbridge Notes will be issuable in fully registered form in denominations of $1,000 and integral multiples thereof.

Global Notes

All Enbridge Notes will be denominated in Canadian dollars and each maturity of Enbridge Notes will be represented in the form of a fully registered global note in certificated or uncertificated form (each, a “Global Note”) held by, or on behalf of, the Depository or a successor as custodian of such Global Note (for its participants as defined below) and registered in the name of the Depository or its nominee. Except as described below, no holder of an Enbridge Note will be entitled to a certificate or other instrument from Enbridge or the Depository evidencing ownership of the Enbridge Note. Instead, the Enbridge Notes will be represented only in book-entry form. Beneficial interests in a Global Note, constituting a partial ownership interest in the Enbridge Notes, will be represented through book-entry accounts of institutions acting on behalf of beneficial owners, as direct and indirect participants of the Depository (“participants”). The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Global Notes.

If the Depository notifies Enbridge that it is unwilling or unable to continue as depository in connection with a Global Note, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and Enbridge and the Trustee are unable to locate a qualified successor, or if an event of default has occurred and is continuing with respect to any of the Enbridge Notes, or if Enbridge elects to terminate the book-entry system, beneficial owners of the Enbridge Notes represented by the Global Notes will receive Enbridge Notes in definitive form (“Definitive Notes”). Beneficial owners of the Enbridge Notes represented by Global Notes may also receive Definitive Notes if the Trustee gives notice pursuant to the Enbridge MTN Indenture that an event of default has occurred and is continuing with respect to the Enbridge Notes.

Payment of Interest and Principal

The Depository or its nominee, as the registered owner of a Global Note, will be considered the sole owner of such Global Note for the purposes of receiving payments of interest and principal on the Global Note and for all other purposes under the Enbridge MTN Indenture and such Global Note.

Enbridge understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of a Global Note, will credit participants’ accounts on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of a Global Note as shown on the records of the Depository or its nominee. Enbridge also understands that payments of interest and principal by participants to the owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices. The responsibility and liability of Enbridge in respect of the Enbridge Notes represented by a Global Note is limited to making payment of any interest and principal due on a Global Note to the Depository or its nominee in the currency and in the manner described in a Global Note.

Transfer of Enbridge Notes

Transfers of beneficial ownership of Enbridge Notes represented by the Global Notes will be effected through records maintained by the Depository or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Beneficial owners who are not participants in the Depository’s book-entry system, but who desire to purchase, sell or otherwise transfer their ownership or other interest in the Global Notes, may do so only through participants in the Depository’s book-entry system.

The ability of a beneficial owner of an interest in an Enbridge Note represented by a Global Note to pledge the Enbridge Note or otherwise take action with respect to such owner’s interest in an Enbridge Note represented by a Global Note (other than through a participant) may be limited due to the lack of a physical certificate.

The registered holder of a Definitive Note may transfer or exchange such Definitive Note at the principal office of the Trustee or other registrar in Calgary, Alberta or at such other place or places as may from time to time be designated by Enbridge with the approval of the Enbridge Note Trustee. Definitive Notes may be exchanged for Enbridge Notes (other than Enbridge Notes represented by a Global Note) of the same or other authorized form or denomination or denominations of the same aggregate principal amount of the Enbridge Notes, bearing the same interest rate and of the same maturity date. Reasonable charges, including a sum sufficient to cover any tax or other governmental charge payable, may be imposed by the Enbridge Note Trustee or other registrar in connection with the exchange or transfer of Enbridge Notes.

Redemption and Purchase of Enbridge Notes

Enbridge Notes will not be redeemable by Enbridge or repayable at the option of the holder prior to maturity, unless otherwise specified in Appendix B to this Circular.

Enbridge may at any time when not in default under the Enbridge MTN Indenture purchase Enbridge Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender to all holders of Enbridge medium term notes or by private contract, at any price not exceeding the redemption price, if any, plus accrued and unpaid interest and costs of purchase. Enbridge Notes redeemed or purchased by Enbridge will be cancelled and may not be reissued.

Covenants

In addition to other covenants, the Enbridge MTN Indenture contains, with respect to the Enbridge Notes to be issued thereunder, covenants substantially to the following effect:

Negative Covenant

So long as any Debentures (including the Enbridge Notes) remain outstanding, Enbridge will not create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its assets (present or future) in respect of any Indebtedness of any person unless, in the opinion of legal counsel to Enbridge, the obligations of Enbridge in respect of all Debentures (including Enbridge Notes) then outstanding shall be secured equally and rateably therewith, provided that such covenant shall not hinder or prevent the sale of any property or asset of Enbridge.

Issue Test

So long as any Debentures (including Enbridge Notes) remain outstanding Enbridge will not issue or become liable for (other than to a Subsidiary) any Funded Obligations, unless the aggregate principal amount of Consolidated Funded Obligations does not exceed 75% of the Total Consolidated Capitalization.

Modifications

The rights of the holders of medium term notes under the Enbridge MTN Indenture may be modified. For that purpose, among others, the Enbridge MTN Indenture contains provisions making binding upon all holders of medium term notes, resolutions passed at meetings of such noteholders by the affirmative votes of not less than 66 2/3% of the principal amount of such medium term notes present in person or represented by proxy at such meeting or instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of all such outstanding medium term notes. In certain cases, modification will require separate assent by the holders of the required percentages of medium term notes of each series or tranche outstanding under the Enbridge MTN Indenture or otherwise. Reference is made to the Enbridge MTN Indenture for detailed provisions relating to voting and meetings of noteholders.

Governing Law

The Enbridge MTN Indenture is and the Enbridge Notes will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada as applicable therein.

Guarantees

Pursuant to the Fifth Supplemental Indenture, both of the Guarantors will fully, unconditionally, irrevocably, absolutely and jointly and severally guarantee to each holder of Enbridge Notes, the due and punctual payment of the principal of, and premium, if any, and interest on such Enbridge Notes and all other amounts due and payable by Enbridge under the Enbridge MTN Indenture and the Enbridge Notes, when and as such principal, premium, if any, interest and other amounts become due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, according to the terms of the Enbridge Notes and the Enbridge MTN Indenture (each, a “Guarantee”, and together, the “Guarantees”). Each Guarantee will be on the terms and conditions set forth in the Fifth Supplemental Indenture.

The Guarantee of either Guarantor will be unconditionally released and discharged automatically upon the occurrence of any of the following events:

(a)	any direct or indirect sale, exchange or transfer, whether by way of merger, sale or transfer of equity interests or otherwise, to any person that is not an affiliate of Enbridge, of any of Enbridge’s direct or indirect limited partnership or other equity interests in such Guarantor as a result of which such Guarantor ceases to be a consolidated subsidiary of Enbridge;

(b)	the merger of such Guarantor into Enbridge or the other Guarantor or the liquidation and dissolution of such Guarantor;

(c)	with respect to any Enbridge Notes, the repayment in full or discharge or defeasance of such Enbridge Notes (each as contemplated by the Indenture or any applicable supplemental indenture);

(d)	with respect to EEP, the repayment in full or discharge or defeasance of the EEP Guaranteed Notes;

(e)	with respect to SEP, the repayment in full or discharge or defeasance of the SEP Guaranteed Notes; or

(f)	with respect to any Enbridge Notes, the consent of the holders of at least a majority of the outstanding principal amount of such Enbridge Notes.

The Guarantees granted under the Fifth Supplemental Indenture are governed by the laws of the Province of Alberta.

Certain Tax Considerations Re: Guarantees

Any and all payments made by the Guarantors pursuant to the provisions of the Guarantees shall be made without withholding or deduction for, or on account of, any current or future taxes imposed by or on behalf of the United States or any political subdivision thereof unless such taxes are required by law or by the administration thereof to be withheld or deducted, in which case the Guarantors shall make such withholding or deduction; remit the full amount deducted or withheld to the relevant government authority in accordance with applicable law; furnish to registered holders all information returns in the manner and within the time provided for under applicable law; upon request, if required by a relevant jurisdiction as a condition to a credit, promptly provide original, or certified copies of, receipts where available; and pay registered holders such additional amounts (“Additional Amounts”) as will result (after the withholding or deduction of such taxes) in a net payment to registered holders of the amounts which would otherwise have been payable pursuant to the Guarantees in the absence of such withholding or deduction provided, however, the foregoing obligation to pay Additional Amounts will not apply to any one or more of the following:

(a)	any tax, assessment or other governmental charge which would not have been so imposed but for: (a) the existence of any present or former connection between such beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or a person holding a power over, such beneficial owner, if such beneficial owner is an estate, trust, partnership or corporation) and the United States, including, without limitation, such beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or person holding a power over such beneficial owner) being or having been a citizen or resident or treated as a resident thereof or being or having been present or engaged in a trade or business therein or having had a permanent establishment therein; or (b) such beneficial owner’s current or former status as a personal holding company, a foreign personal holding company, a controlled foreign corporation that is related to the Guarantors through stock ownership, a foreign tax-exempt organization for United States tax purposes or a corporation which accumulates earnings to avoid United States federal income tax;

(b)	any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the holder of any Enbridge Notes of any series for payment on a date more than 60 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(c)	any estate, inheritance, gift, sales, transfer, personal property or any similar tax, assessment or other governmental charge;

(d)	any tax, assessment or other governmental charge imposed (a) on interest received by a person holding, actually or constructively, 10% or more of (i) the total combined voting power of all classes of stock of the Guarantors entitled to vote or (ii) the capital or profits interest of the Guarantors, as applicable, or (b) on a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended, (the “Code”);

(e)	any tax, assessment or other governmental charge that would not have been imposed but for the failure by any beneficial owner, record holder or intermediary to comply with certification or identification reporting requirements required by statute or by regulation of the United States Treasury Department as a precondition to relief or exemption from such tax, assessment or other governmental charge;

(f)	any tax, assessment or other governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that is announced or becomes effective after the day on which the payment becomes due or is duly provided for, whichever occurs later;

(g)	any tax, assessment or other governmental charge that would not have been so imposed but for the beneficial owner being or having been a person within a country with respect to which the United States Treasury Department has determined, on or before the original issue date of the Enbridge Note, under sections 871(h)(6) and 881(c)(6) of the Code, that payments of interest to persons within such country are not subject to the repeal of the United States withholding tax provided for in sections 871(h) and 881(c) of the Code; or

(h)	any tax, assessment or other governmental charge imposed on a beneficial owner that is a United States Person as defined in section 7701(a)(30) of the Code;

nor will Additional Amounts be paid with respect to any payment made by the Guarantors pursuant to the provisions of the Guarantees to a fiduciary or partnership or other than the sole beneficial owner of the Enbridge Note to the extent a beneficiary or settlor with respect to such fiduciary or a member of such partnership, or a beneficial owner of the Enbridge Note would not have been entitled to payment of the Additional Amounts had such payment pursuant to the provisions of the Guarantees been made directly to such beneficiary, settlor or beneficial owner. In addition, any amounts will be paid net of any deduction or withholding imposed or required pursuant to sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code, and no Additional Amounts will be required to be paid on account of any such deduction or withholding.

Certain Definitions from the Enbridge MTN Indenture

The Enbridge MTN Indenture contains, among others, definitions substantially to the following effect:

“Consolidated Funded Obligations” means the aggregate amount of all Funded Obligations of Enbridge arrived at on a consolidated basis in accordance with Generally Accepted Accounting Principles.

“Consolidated Net Tangible Assets” means all consolidated assets of Enbridge as shown on the most recent audited consolidated balance sheet of Enbridge, less the aggregate of the following amounts reflected upon such balance sheet:

(a)	all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

(b)	to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this (b) to the extent that such account reflects a decrease in value or periodic allocation of the cost of any asset referred to in (a) above;

(c)	minority interests;

(d)	non cash current assets; and

(e)	Non Recourse Assets to the extent of the outstanding Non Recourse Debt financing such assets.

“Consolidated Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of Enbridge as shown on the most recent audited consolidated balance sheet of Enbridge adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Generally Accepted Accounting Principles.

“Financial Instrument Obligations” means obligations arising under:

(a)	any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by Enbridge where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

(b)	any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by Enbridge where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time; and

(c)	any agreement for the making or taking of Petroleum Substances, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by Enbridge where the subject matter of the same is Petroleum Substances or the price, value or amount payable thereunder is dependent or based upon the price of Petroleum Substances or fluctuations in the price of Petroleum Substances;

to the extent of the net amount due or accruing due by Enbridge thereunder (determined by marking to market the same in accordance with their terms).

“Funded Obligations” means all Indebtedness, including Purchase Money Obligations, created, assumed or guaranteed which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation, assumption or guarantee thereof, except the Lakehead Liability, Non Recourse Debt and Subordinated Debt.

“Generally Accepted Accounting Principles” means generally accepted accounting principles which are in effect from time to time in Canada, including those accounting principles generally accepted in the United States of America from time to time, which Canadian corporations are permitted to use in Canada pursuant to Canadian law.

“Indebtedness” means all items of indebtedness in respect of any amounts borrowed and all Purchase Money Obligations which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date as of which Indebtedness is to be determined, and in any event including, without duplication:

(a)	obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

(b)	guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

“Lakehead Liability” means any liability of Lakehead Pipe Line Company, Inc.: 1

(a)	as general partner of Lakehead Pipe Line Company, Limited Partnership and as general partner of Lakehead Pipe Line Partners, L.P. (excluding any liability of Lakehead Pipe Line Partners, L.P. as general partner of Lakehead Services, Limited Partnership), provided that such liability is not required to be recorded in the financial statements of Enbridge in accordance with Generally Accepted Accounting Principles; and

(b)	as general partner of Lakehead Pipe Line Partners, L.P. with respect to its liability as general partner of Lakehead Services, Limited Partnership and as limited partner of Lakehead Services, Limited Partnership, with respect to that portion of the total liabilities of Lakehead Services, Limited Partnership against which there is deposited as collateral with a collateral agent such corresponding amount in United States dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the Government of the United States.

“Non Recourse Assets” means the assets created, developed, constructed or acquired with or in respect of which Non Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which recourse of the lender of such Non Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties).

“Non Recourse Debt” means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

“Permitted Encumbrance” means any of the following:

(a)	any Security Interest existing as of the date of the first issuance by Enbridge of Debentures issued pursuant to the Enbridge MTN Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

(b)	any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;

(c)	any Security Interest created, incurred or assumed to secure any Non Recourse Debt;

(d)	any Security Interest in favour of any Subsidiary;

(e)	any Security Interest on property of a corporation which Security Interest exists at the time such corporation is merged into, or amalgamated or consolidated with, Enbridge, or such property is otherwise acquired by Enbridge;

[1]	Lakehead Pipe Line Company, Inc., Lakehead Pipeline Company, Limited Partnership and Lakehead Pipeline Partners, L.P. are predecessors to Enbridge Energy Company, Inc., Enbridge Energy, Limited Partnership and EEP respectively.

(f)	any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 18 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g)	any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

(h)	any Security Interest in respect of:

(i)	liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue Enbridge, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations,

(ii)	any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Enbridge in good faith,

(iii)	any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease,

(iv)	any obligations or duties, affecting the property of Enbridge to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Enbridge under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Enbridge,

(v)	any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carriers’ and other similar liens,

(vi)	the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof,

(vii)	any undetermined or inchoate liens and charges incidental to the current operations of Enbridge that have not at the time been filed against Enbridge; provided, however, that if any such lien or charge shall have been filed, Enbridge shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such lien or charge,

(viii)	any Security Interest the validity of which is being contested at the time by Enbridge in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full,

(ix)	any easements, rights of way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights of way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that in the opinion of Enbridge will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Enbridge,

(x)	any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Enbridge,

(xi)	any liens and privileges arising out of judgments or awards with respect to which Enbridge shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, and

(xii)	any other liens of a nature similar to the foregoing which do not in the opinion of Enbridge materially impair the use of the property subject thereto or the operation of the business of Enbridge, or the value of such property for the purpose of such business;

(i)	any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements), in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased; and

(j)	any other Security Interest if the amount of Indebtedness secured pursuant to this clause (j) does not exceed 5% of Consolidated Net Tangible Assets.

“Petroleum Substances” means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

“Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not.

“Stated Maturity” means, with respect to any security or any installment of principal thereof or interest thereon, the date specified in such security as the fixed date on which the principal of such security or such installment of principal or interest is due and payable.

“Subordinated Debt” means any Indebtedness which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation or assumption thereof and which by its terms, operation of law or otherwise, provides that in the event of:

(a)	any insolvency, bankruptcy, receivership, liquidation, composition or other similar proceeding relating to Enbridge or its property; or

(b)	any proceedings for the liquidation, dissolution or other winding up of Enbridge, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings; or

(c)	any assignment by Enbridge for the benefit of the creditors; or

(d)	any other marshalling of the assets of Enbridge for distribution to the creditors of Enbridge;

then and in any such event the principal of, premium, if any, and interest on, the Debentures is to be first paid in full before any payment or distribution, whether in cash or other property, shall be made on account of any such obligation; and in respect of which the Trustee has received an opinion of Counsel to the effect that such Indebtedness constitutes Subordinated Debt.

“Subsidiary” means any corporation of which shares carrying more than 50% of the voting rights attaching to all outstanding shares carrying voting rights at all times (provided that ownership of such shares confers the right to elect at least a majority of the directors of such corporation) are beneficially owned, directly or indirectly, by Enbridge or by Enbridge and any other Subsidiary or by any other Subsidiary.

“Total Consolidated Capitalization” means, without duplication, the sum of:

(a)	Consolidated Shareholders’ Equity;

(b)	the amount of preferred share capital;

(c)	the principal amount of Consolidated Funded Obligations;

(d)	the principal amount of Subordinated Debt;

(e)	the accumulated provision for future income taxes; and

(f)	the amount of any non-controlling interests;

as determined for Enbridge on a consolidated basis in accordance with Generally Accepted Accounting Principles.

Credit Ratings of the Enbridge Notes

Enbridge’s senior unsecured indebtedness currently has a rating of A (low) by DBRS, Baa2 by Moody’s, BBB+ by S&P, and BBB+ by Fitch. The rating trend from DBRS is stable and the rating outlook from each of Moody’s, Fitch and S&P is stable. These ratings are subject to change at any time at the sole discretion of the Rating Agencies. Enbridge expects that at the date of issuance of any Enbridge Notes, such Enbridge Notes will be assigned the same ratings by these Rating Agencies.

DBRS’s credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The “A” rating is the third highest of ten rating categories for long term debt. Long-term obligations rated “A” are of good credit quality. The capacity for the payment of financial obligations is considered substantial, and may be vulnerable to future events, but qualifying negative factors are considered manageable. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The “high” and “low” grades are not used for the AAA and D categories.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. The “Baa” rating is the fourth highest of nine rating categories for long term debt. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The “BBB” rating is the fourth highest of ten rating categories for long term debt. An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Fitch’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating category is the fourth highest of the eleven major categories used by Fitch. Fitch describes debt instruments rated BBB as having good credit quality. According to Fitch, an obligation rated BBB indicates that expectations of credit risk are currently low and that the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories.

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to the Enbridge Notes by the Rating Agencies are not recommendations to buy, sell or hold the Enbridge Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor, and may be revised or withdrawn entirely at any time by a Rating Agency. Credit ratings may not reflect the potential impact of all risks on the value of the Enbridge Notes. In addition, real or anticipated changes in the rating assigned to the Enbridge Notes will generally affect the market value of the Enbridge Notes. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a Rating Agency in the future. The lowering of any rating of the Enbridge Notes may negatively affect the quoted market price, if any, of such Enbridge Notes. See the section entitled “Risk Factors”.

Enbridge made payments to the Rating Agencies in connection with the assignment of ratings on the long-term debt, preference shares and commercial paper of Enbridge and will make payments to the Rating Agencies in connection with the confirmation of such ratings for purposes of the Note Exchange Transaction. Other than those payments made in respect of credit ratings, no additional payments have been made to any of the Rating Agencies for any other services provided to Enbridge during the past two years.

EPI CREDIT RATINGS

EPI’s senior unsecured indebtedness currently has a rating of “A” by DBRS and “BBB+” by S&P. The rating outlook from each of these Rating Agencies is stable. These ratings are subject to change at any time at the sole discretion of such Rating Agencies. Such Rating Agencies’ ratings for debt instruments each range from a high of AAA to a low of D.

DBRS’s credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The “A” rating is the third highest of ten rating categories for long term debt. Long-term obligations rated “A” are of good credit quality. The capacity for the payment of financial obligations is considered substantial, and may be vulnerable to future events, but qualifying negative factors are considered manageable. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The “high” and “low” grades are not used for the AAA and D categories.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The “BBB” rating is the fourth highest of ten rating categories for long term debt. An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to the EPI Notes by the Rating Agencies are not recommendations to buy, sell or hold the EPI Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor, and may be revised or withdrawn entirely at any time by a Rating Agency. Credit ratings may not reflect the potential impact of all risks on the value of the EPI Notes. In addition, real or anticipated changes in the rating assigned to the EPI Notes will generally affect the market value of the EPI Notes. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a Rating Agency in the future.

EPI made payments to the Rating Agencies in connection with the assignment of ratings on the long-term debt and commercial paper of EPI and will make payments to the Rating Agencies in connection with the confirmation of such ratings for purposes of the Note Exchange Transaction. Other than those payments made in respect of credit ratings, no additional payments have been made to either of the Rating Agencies for any other services provided to EPI during the past two years.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Circular, a fair summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a beneficial owner of EPI Notes (the EPI Notes and Enbridge Notes collectively referred to in this section as the “EPI and Enbridge Notes”) who: (a) participates in the Note Exchange Transaction; (b) has entitlement to all payments under the EPI and Enbridge Notes; (c) deals at arm’s length with EPI and Enbridge and is not affiliated with EPI or Enbridge for purposes of the Tax Act; and (d) holds the EPI and Enbridge Notes as capital property for purposes of the Tax Act (a “Holder”).

Generally, the EPI and Enbridge Notes will be capital property to a Holder provided the Holder does not hold the EPI and Enbridge Notes in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who might not otherwise be considered to hold their EPI and Enbridge Notes as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have the EPI and Enbridge Notes and all other “Canadian securities”, as defined in the Tax Act, owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years treated as capital property. Holders who will not hold the EPI and Enbridge Notes as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is based on the current provisions of the Tax Act in force as the date hereof, applicable jurisprudence, the current administrative policies of the Canada Revenue Agency published in writing and all specific proposals to amend the Tax Act which have been publicly announced by the Minister of Finance (Canada) (the “Minister”) in writing prior to the date hereof (the “Proposed Legislative Amendments”). This summary assumes that all Proposed Legislative Amendments will be enacted in their present form, but no assurances can be given that the Proposed Legislative Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consequences, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. The tax liability of each Holder will depend on the Holder’s particular circumstances. Accordingly, it is recommended that Holders consult their own tax advisors as to the particular tax consequences to them of participating in the Note Exchange Transaction and acquiring and holding the Enbridge Notes.

Holders Resident in Canada

The following is a summary of the principal Canadian federal income tax consequences generally applicable under the Tax Act to a Holder who, at all relevant times for purposes of the Tax Act, is resident or deemed to be resident in Canada (a “Resident Holder”).

This portion of the summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of certain rules applicable to “mark-to-market property” and “specified debt obligations”, each as defined in the Tax Act, (b) an interest in which is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act; (c) that has made a “functional currency” reporting election under section 261 of the Tax Act to report the Holder’s “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (d) that is a “specified financial institution”, as defined in the Tax Act; (e) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, with respect to the EPI Notes or the Enbridge Notes; or (f) that is exempt from tax under Part I of the Tax Act. Any such Holder should consult its own tax advisors with respect to the income tax consequences applicable to the Note Exchange Transaction.

Taxation of the Note Exchange Transaction

If the Note Exchange Resolution is approved, each Resident Holder of the applicable EPI Notes will be considered to have disposed of such EPI Notes upon the consummation of the Note Exchange Transaction on the Effective Date. The exchange of EPI Notes pursuant to the Note Exchange Transaction will be a taxable disposition of the EPI Notes, by each Resident Holder.

A Resident Holder will be required to include in computing its income for the taxation year in which the disposition occurs any interest that has accrued or is deemed to accrue on the EPI Notes to the Effective Date to the extent that such interest was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year. In the event such EPI Note was issued at a discount from its face value a Resident Holder should generally be required to include the amount of such discount in its income to the extent, if any, that (i) the proceeds of disposition of such EPI Note exceed the issue price of the EPI Note, (ii) such discount is or is deemed to be interest or otherwise of an income nature for purposes of the Tax Act, and (iii) such discount was not previously included in the Resident Holder’s income. Additionally, if the proceeds of disposition of an EPI Note exceed the principal amount of such EPI Note, the Resident Holder should generally be required to include in computing its income as interest for the taxation year in which the disposition occurs the amount of such excess to the extent that such excess can reasonably be considered to relate to, and does not exceed the value at the time of the disposition of, the interest that would have been paid or payable by EPI on such EPI Note for a taxation year ending after the disposition.

A Resident Holder’s capital gain or loss from the disposition of the EPI Notes will be equal to the amount, if any, by which the proceeds of disposition to the Resident Holder of the EPI Notes, net of any amount included in the Resident Holder’s income as interest on the EPI Notes, exceed (or are less than) the total of the adjusted cost base to the Resident Holder of the EPI Notes immediately before the disposition and any reasonable costs of disposition. For this purpose, the proceeds of disposition of the EPI Notes should be the fair market value of the Enbridge Notes on the Effective Date and any cash received as proceeds of disposition of the EPI Notes, other than cash received as interest. The fair market value of the Enbridge Notes issued pursuant to the Note Exchange Transaction may be different from the amount of the principal thereof.

The treatment under the Tax Act of the receipt of an Amendment Review Fee by a resident of Canada is uncertain. A Resident Holder will likely be required to include the amount of the Amendment Review Fees that are received or receivable in the taxation year in computing such Resident Holder’s income for the taxation year. Resident Holders should consult their own tax advisors with respect to the receipt of the Amendment Review Fees taking into account their own particular circumstances.

A Resident Holder will generally be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in that taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by the Resident Holder in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in any such taxation year, subject to and in accordance with the provisions of the Tax Act. Capital gains realized by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act.

Taxation of Interest on the Enbridge Notes

A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the Enbridge Notes that accrued or is deemed to have accrued to it to the end of the particular taxation year, or becomes receivable or is received by it before the end of that taxation year, including on a redemption, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual (other than certain trusts), will be required to include in computing income for a taxation year all interest on the Enbridge Notes that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), including on a redemption, except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year.

Where the Resident Holder is required to include an amount on account of interest on the Enbridge Notes that accrued in respect of the period prior to the date on which the Enbridge Notes were acquired by the Resident Holder (in addition to the Resident Holder being required to include in computing its income any interest that has accrued on the EPI Notes to the Effective Date, as described above under “Taxation of Note Exchange Transaction”), the Resident Holder may be entitled to a deduction in computing its income of an equivalent amount. The adjusted cost base to the Resident Holder of the Enbridge Notes will be reduced by the amount of this deduction.

If the Enbridge Notes are issued at a discount from their face value, a Resident Holder who acquires such Enbridge Notes may be required to include an additional amount in respect of the discount in computing its income, either in accordance with the deemed interest accrual rules contained in the Tax Act or in the taxation year in which the discount is received or receivable by the Resident Holder. Resident Holders should consult their own tax advisors as to the particular tax consequences to them of Enbridge Notes issued at a discount taking into account their own particular circumstances.

Any premium paid by Enbridge to a Resident Holder on the redemption of an Enbridge Note, or a purchase for cancellation before maturity, will generally be deemed to be received by such Resident Holder as interest on the Enbridge Note and will be required to be included in computing the Resident Holder’s income, as described above, at the time of the redemption or purchase for cancellation to the extent that such premium is paid as a penalty or bonus and can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or purchase for cancellation of, the interest that, but for the redemption or purchase for cancellation, would have been paid or payable by Enbridge, as interest, on the Enbridge Note for the taxation year ending after the redemption or purchase for cancellation.

Disposition of the Enbridge Notes

On a disposition or deemed disposition of an Enbridge Note by a Resident Holder (including a redemption by Enbridge and a payment on maturity), the Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs an amount equal to the interest that has accrued or is deemed to accrue on the Enbridge Note to the date of the disposition to the extent that such amount was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year.

On such disposition or deemed disposition of an Enbridge Note, the Resident Holder will compute its taxable capital gain or allowable capital loss, if any, for the taxation year as described above under “Taxation of the Note Exchange Transaction”. Allowable capital losses may be carried back or carried forward and applied against net taxable capital gains realized by the Resident Holder as described above under Taxation of the Note Exchange Transaction. Capital gains realized by individuals (other than certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in the relevant taxation year, a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including amounts in respect of taxable capital gains and interest.

Eligibility for Investment

The Enbridge Notes issued on the Note Exchange Transaction will be, if issued on the date hereof, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a tax-free savings account (“TFSA”), a first home savings account (“FHSA” and, together with RRSP, RRIF, RESP, RDSP and TFSA, “Registered Plans”), or a deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan for which the employer is Enbridge or an entity which does not deal at arm’s length with Enbridge), each as defined in the Tax Act, provided shares of Enbridge are listed on a designated stock exchange, which includes the Toronto Stock Exchange and the New York Stock Exchange, on that date.

Notwithstanding that the Enbridge Notes may be a qualified investment for a trust governed by a Registered Plan, a holder of a TFSA, RDSP or a FHSA, an annuitant under an RRSP or RRIF, or the subscriber of an RESP (as applicable) will be subject to a penalty tax if the Enbridge Notes are a “prohibited investment”, as defined in the Tax Act, for such Registered Plan. Generally, the Enbridge Notes will not be a “prohibited investment” for a trust governed by a Registered Plan provided that the holder of the TFSA, RDSP or FHSA, the annuitant under the RRSP or RRIF, or the subscriber of the RESP, as the case may be, deals at arm’s length with Enbridge for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act, in Enbridge.

Resident Holders who will hold Enbridge Notes in a Registered Plan should consult their own tax advisors.

Holders Not Resident in Canada

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Tax Act applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty: (a) is not, and is not deemed to be, resident in Canada; (b) does not use or hold, and is not deemed to use or hold, the EPI Notes, and will not use or hold, and will not be deemed to use or hold, the Enbridge Notes, in a business carried on, or deemed to be carried on, in Canada; (c) deals at arm’s length with any transferee who is resident, or deemed to be resident, in Canada and to whom the Holder assigns or otherwise transfers the EPI Notes or the Enbridge Notes; (d) is not a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of Enbridge or a person that does not deal at arm’s length with a specified shareholder of Enbridge; and (e) is not an entity in respect of which Enbridge is a “specified entity” as defined in subsection 18.4(1) of the Tax Act and is not a “specified entity” in respect of any transferee resident (or deemed to be resident) in Canada to whom the Holder disposes of the EPI Notes or the Enbridge Notes (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere. This summary assumes that no amount paid or payable to a Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Tax Act. On January 29, 2026, the Department of Finance (Canada) released proposals to the Tax Act (the “January 29 Tax Proposals”) that would amend certain “hybrid mismatch” provisions of the Tax Act and introduce other consequential amendments. This portion of the summary does not take into account the January 29 Tax Proposals.

Taxation of the Note Exchange Transaction

As the treatment under the Tax Act of the receipt of the Amendment Review Fee is uncertain, withholding tax at a rate of 25% should be withheld from the Amendment Review Fee to be paid or credited to a Non-Resident Holder in compliance or intended compliance with the Tax Act. Non-Resident Holders should consult their own tax advisors with respect to the Amendment Review Fee taking into account their own particular circumstances.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the EPI Notes pursuant to the Note Exchange Transaction.

Taxation of Interest on the Enbridge Notes and Disposition of the Enbridge Notes

Under the Tax Act, the payment of interest, principal or premium, if any, to a Non-Resident Holder of an Enbridge Note by Enbridge will be exempt from Canadian non-resident withholding tax. No other taxes on income or capital gains will be payable under the Tax Act in respect of the holding, redemption or disposition of an Enbridge Note or the receipt of interest, principal or premium thereon by a Non-Resident Holder solely as a consequence of such holding, redemption or disposition of an Enbridge Note.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Note Exchange Transaction and the ownership of the Enbridge Notes acquired pursuant to the Note Exchange Transaction. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Enbridge Notes in the Note Exchange Transaction and you hold your EPI Notes and Enbridge Notes as capital assets for U.S. federal income tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a bank, a life insurance company, a tax-exempt organization, a person that owns EPI Notes or Enbridge Notes that are a hedge or that are hedged against interest rate or currency risks, a person that owns EPI Notes or Enbridge Notes as part of a straddle or conversion transaction for U.S. federal income tax purposes, a person that purchases or sells EPI Notes or Enbridge Notes as part of a wash sale for U.S. federal income tax purposes, or a U.S. Holder (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This section addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax.

Please consult your own tax advisors concerning the consequences of the Note Exchange Transaction and the ownership of the Enbridge Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of EPI Notes or Enbridge Notes, as applicable, that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to U.S. federal income tax regardless of its source or (d) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The U.S. federal income tax treatment of a partner in a partnership receiving Enbridge Notes in the Note Exchange Transaction or holding the Enbridge Notes will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding EPI Notes or Enbridge Notes should consult its own tax advisors with regard to the U.S. federal income tax treatment of the Note Exchange Transaction and ownership of the Enbridge Notes.

Taxation of the Note Exchange Transaction

A U.S. Holder who exchanges an EPI Note for an Enbridge Note should generally recognize gain or loss in an amount equal to the difference between (a) the sum of (i) the issue price (determined in the manner described below), measured in U.S. dollars, of the Enbridge Note, reduced by the U.S. dollar value on the Effective Date of any accrued but unpaid interest (the “Stub Period Accrued Interest”) on the applicable EPI Note and (ii) the Amendment Review Fee (without reduction for any amounts of Canadian tax withheld), and (b) the U.S. Holder’s adjusted tax basis in the EPI Note that was exchanged therefor. A U.S. Holder’s adjusted tax basis in its EPI Notes will generally be the U.S. dollar cost of such notes, increased by any market discount previously included in income with respect to the EPI Notes and decreased (but not below zero) by the bond premium amortized by the U.S. Holder with respect to the EPI Notes, if any.

A U.S. Holder who acquired its EPI Note with more than a de minimis amount of market discount should generally treat any gain recognized as ordinary income to the extent of any accrued market discount on the EPI Note that such U.S. Holder has not previously included in income. In addition, a U.S. Holder must treat any portion of the gain or loss recognized on the exchange of the EPI Note as ordinary income or loss to the extent attributable to changes in the U.S. dollar-Canadian dollar exchange rate. However, a U.S. Holder takes such exchange gain or loss into account only to the extent of the total gain or loss realized. Otherwise, gain or loss on exchange of an EPI Note pursuant to the Note Exchange Transaction will generally be capital gain or loss. Capital gain is generally taxable at preferential rates to non-corporate U.S. Holders whose holding period in an EPI Note exchanged for an Enbridge Note is greater than one year. The deductibility of capital losses is subject to limitations.

If you are a U.S. Holder that uses the cash receipts and disbursements method of accounting for U.S. federal income tax purposes who exchanges an EPI Note for an Enbridge Note, you will generally be taxed on the U.S. dollar value, as of the Effective Date, of any Stub Period Accrued Interest on the EPI Note as ordinary income. If you are a U.S. Holder that uses an accrual method of accounting for U.S. federal income tax purposes, you will recognize exchange gain or loss, which will be ordinary gain or loss, based on the difference between the Canadian dollar-U.S. dollar exchange rate you used to accrue any Stub Period Accrued Interest on the EPI Note and the Canadian dollar-U.S. dollar exchange rate on the Effective Date.

Subject to certain limitations, any Canadian tax withheld from the Amendment Review Fee and paid over to Canada will be creditable or deductible against your U.S. federal income tax liability. To the extent a reduction or refund of the tax withheld is available to you under Canadian law or under the U.S./Canada tax treaty (the “Treaty”), the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability.

Gain and loss (including foreign currency gain and loss but not including interest income) recognized in respect of the exchange of an EPI Note for an Enbridge Note would generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if you are eligible for the benefits of the Treaty and payments of the Amendment Review Fee to you are subject to Canadian withholding tax, although not entirely clear, you may be able to elect to treat a portion of any gain (including foreign currency gain) recognized in respect of the exchange not exceeding such Amendment Review Fee as foreign source income. If you make such election, however, you would generally only be able to claim credits for such taxes to the extent of your U.S. federal income liability in respect of such gain.

You should consult your tax advisor regarding the application of the U.S. foreign tax credit rules to any Canadian taxes that you are subject to in respect of an exchange.

Determination of Issue Price

Under Treasury Regulation §1.1273-2(f), a debt instrument is treated as “publicly traded” (i.e., traded on an established market) if, during the 31-day period ending 15 days after the issue date, there is (i) a sales price for the debt instrument, (ii) one or more firm quotes from brokers, dealers, or pricing services, or (iii) one or more indicative quotes. A debt instrument will not be treated as publicly traded if the outstanding stated principal amount of the issue does not exceed US$100 million at the time the determination is made.

In general, the Enbridge Notes will be treated as having an issue price equal to their fair market value at the Effective Date if the Enbridge Notes are considered to be “publicly traded” for U.S. federal income tax purposes. Although no assurance can be given in this regard, Enbridge expects that the Enbridge Notes, other than the Enbridge 2027 Notes, Enbridge 2029-02-12 Notes, and the Enbridge 2029-06 Notes, will be considered “publicly traded” for these purposes. For such Enbridge Notes, Enbridge will provide you with information regarding its determination of the issue price of the Enbridge Notes in a commercially reasonable fashion, including by electronic publication, within 90 days of the Effective Date. Enbridge’s determination of the issue price is binding upon you unless you explicitly disclose to the IRS, on your timely filed U.S. federal income tax return for the taxable year of the Note Exchange Transaction, that your determination is different from Enbridge’s determination, the reasons for your different determination, and how you determined the issue price.

Because the outstanding principal amount of the Enbridge 2027 Notes, Enbridge 2029-02-12 Notes, and the Enbridge 2029-06 Notes (immediately after the exchange) will be less than US$100 million, such Enbridge Notes will not be treated as “publicly traded” for U.S. federal income tax purposes. As a result, the issue price of each such Enbridge Note will equal its stated principal amount plus the Stub Period Accrued Interest on such Enbridge Note.

Taxation of the Ownership of the Enbridge Notes

Payments of Interest

Subject to the discussion below under “—Amortizable Bond Premium”, you will be taxed on stated interest on your Enbridge Notes (excluding payments of Stub Period Accrued Interest) as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for U.S. federal income tax purposes. The portion of the first interest payment on the Enbridge Notes attributable to Stub Period Accrued Interest will not be includible in income, except that you would recognize exchange gain or loss, which will be ordinary gain or loss, based on the difference between the U.S. dollar value of the Stub Period Accrued Interest on the Effective Date and the U.S. dollar value of such portion of the interest payment on the date the interest is paid.

If you are a taxpayer that uses the cash receipts and disbursements method of accounting for U.S. federal income tax purposes, upon receipt of an interest payment in Canadian dollars, you would recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars. If you are a taxpayer that uses an accrual method of accounting for U.S. federal income tax purposes, you may determine the amount of income that you recognize upon receipt of an interest payment in Canadian dollars by using one of two methods. Under the first method, you would determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year. If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five Business Days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method, it would apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the U.S. Internal Revenue Service (the “IRS”). When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale, exchange, redemption or retirement of your Enbridge Notes, for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Interest paid by Enbridge on the Enbridge Notes is generally income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a U.S. Holder and will, depending on your circumstances, generally be “passive” income for purposes of computing the foreign tax credit.

Original Issue Discount

An Enbridge Note will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes if the sum of its principal amount and Stub Period Accrued Interest exceeds its issue price by an amount that equals or exceeds 0.25% of the principal amount of the Enbridge Note multiplied by the number of complete years to maturity. You would be required to include such OID in income on a constant yield method over the term of the Enbridge Note and would translate such OID into U.S. dollars using the methodology described under “—Payments of Stated Interest” above in respect of an accrual method taxpayer.

OID on the Enbridge Notes is generally income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a U.S. Holder and will, depending on your circumstances, generally be “passive” income for purposes of computing the foreign tax credit.

Amortizable Bond Premium

If the issue price of an Enbridge Note is greater than the sum of the principal amount of such Enbridge Note and the Stub Period Accrued Interest on such Enbridge Note, you will be considered to have acquired such Enbridge Note with “amortizable bond premium.” You may elect to treat such excess as amortizable bond premium. If you make this election, you would reduce the amount required to be included in your income each year with respect to interest on your Enbridge Note by the amount of amortizable bond premium allocable to that year, based on your Enbridge Note’s yield to maturity. You would compute your amortizable bond premium in units of Canadian dollars and your amortizable bond premium would reduce your interest income in units of Canadian dollars. Gain or loss recognized on the amortizable bond premium that is attributable to changes in exchange rates between the time such amortizable bond premium offsets interest income and the time of acquisition of your Enbridge Note is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the IRS.

Sale, Redemption and Retirement of the Enbridge Notes

A U.S. Holder’s adjusted tax basis in an Enbridge Note acquired in the Note Exchange Transaction should generally equal its issue price on the Effective Date, measured in U.S. dollars, decreased (but not below zero) by any amortizable bond premium applied to reduce interest on such Enbridge Note and any amount of Stub Period Accrued Interest previously received with respect to such Enbridge Note and increased by any OID previously included in income with respect to such Enbridge Note. A U.S. Holder’s holding period for each Enbridge Note should commence as of the day after the Effective Date. You will generally recognize gain or loss on the sale, exchange, redemption or retirement of your Enbridge Note equal to the difference between (a) the amount you realize on the sale, exchange, redemption or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments, except to the extent that such amounts are a return of Stub Period Accrued Interest), and (b) your adjusted tax basis in your Enbridge Note. A U.S. Holder must treat any portion of the gain or loss recognized on the sale, exchange, redemption or retirement of an Enbridge Note as ordinary income or loss to the extent attributable to changes in the U.S. dollar-Canadian dollar exchange rate. However, a U.S. Holder takes such exchange gain or loss into account only to the extent of the total gain or loss realized. Otherwise, gain or loss on the sale, exchange, redemption or retirement of an Enbridge Note will generally be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (a) stocks and securities issued by non-U.S. persons, (b) financial instruments and contracts that have non-U.S. issuers or counterparties, and (c) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Enbridge Notes.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on an Enbridge Note within the United States, and the payment of proceeds to you from the sale of an Enbridge Note effected at a U.S. office of a broker (unless you are an exempt recipient). Information reporting may also apply in respect of any OID that accrues on a note.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of interest payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Payment of the proceeds from the sale of an Enbridge Note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (a) the broker has certain connections to the United States, (b) the proceeds or confirmation are sent to the United States or (c) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

OTHER BUSINESS

EPI is not aware of any matters related to the Consent Solicitation or intended to come before the Meeting, if held, other than those items of business set forth in the attached Notice of Meeting accompanying this Circular. If any other matters properly come before the Meeting, it is the intention of the person(s) named in the Consent and Proxy Form to vote in respect of those matters in accordance with their judgment.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Enbridge has been incorporated by reference in this Circular from documents filed with the Securities Authorities in Canada. Copies of the documents incorporated herein by reference may be viewed on SEDAR+ at www.sedarplus.com and are also available on request without charge from Enbridge by sending a written request to 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Corporate Secretary, by calling 1-403-231-3900 or by sending an email to corporatesecretary@enbridge.com. Additional information regarding Enbridge may also be accessed from Enbridge’s filings with the SEC at www.sec.gov.

The following documents of Enbridge, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this Circular, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Circular or in any other subsequently filed document that is also incorporated by reference in this Circular:

(a)	the Enbridge Annual Report;

(b)	the Enbridge Quarterly Report;

(c)	management information circular of Enbridge dated March 3, 2026 relating to the annual meeting of the shareholders of Enbridge held on May 6, 2026;

(d)	consolidating summary financial information for Enbridge as at and for the years ended December 31, 2025 and 2024, filed on February 13, 2026; and

(e)	consolidating summary financial information for Enbridge as at and for the three months ended March 31, 2026 and 2025, filed on May 8, 2026.

Any documents of the type required by National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in this Circular, including any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements (together with the auditors’ reports thereon), management’s discussion and analysis, business acquisition reports and information circulars filed by Enbridge with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

RISK FACTORS

Certain risk factors relating to the structure and activities of Enbridge are disclosed under the heading “Risk Factors” in the Enbridge Annual Report which is incorporated by reference in this Circular.

EPI Noteholders should carefully consider the risk factors set forth below regarding the risks of completing the Note Exchange Transaction and consider all other information contained herein and in EPI’s and Enbridge’s other public filings before determining how to vote on the matters before the Meeting.

Risks Relating to the Note Exchange Transaction and the Enbridge Notes

Benefits of Note Exchange Transaction

The Note Exchange Transaction may not result in any or all of the possible benefits described herein, including, without limitation, those possible benefits described under “Information Regarding the Note Exchange Transaction – Considerations Relevant to the Evaluation of the Note Exchange Transaction”. There can be no certainty, nor can EPI or Enbridge provide any assurance, that any or all of these possible benefits will be realized or, if realized, that such benefits will have such results or impact in the nature and/or amounts described herein.

Completion of the Note Exchange Transaction

There is no certainty that the Note Exchange Transaction will be completed. The completion of the Note Exchange Transaction is subject to, among other things, obtaining the requisite EPI Noteholder approval described in this Circular and there can be no assurance that such approval will be obtained. The Note Exchange Resolution also authorizes the board of EPI, without further notice to or approval of the EPI Noteholders, to revoke the Note Exchange Resolution at any time prior to the Note Exchange Transaction being completed. If for any reason the Note Exchange Transaction is not completed, the value of the EPI Notes may be adversely affected.

In addition, Enbridge is not currently legally required to take such steps as may be necessary to complete the Note Exchange Transaction and will not become obligated to do so until an Effectiveness Notice and Undertaking (as contemplated in the Note Exchange Resolution appended to this Circular) has been executed and delivered. If Enbridge determines that it does not wish to or is unable to proceed with the Note Exchange Transaction, the Note Exchange Transaction will not be effected, in which case the value of the EPI Notes may be adversely affected.

Credit Ratings

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit ratings accorded to the Enbridge Notes are not a recommendation to purchase, hold or sell the Enbridge Notes, because ratings do not comment as to market price or suitability for a particular investor. There is no assurance that these ratings will remain in effect for any given period of time or that these ratings will not be revised or withdrawn entirely in the future by the relevant Rating Agency. Real or anticipated changes in credit ratings on the Enbridge Notes may affect the market value of the Enbridge Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which Enbridge can access the debt market.

Lack of Public Market for the Enbridge Notes

The Enbridge Notes will be a new issue for which there is no existing trading market. Enbridge does not intend to list the Enbridge Notes on any securities exchange or to arrange for any quotation system to quote the Enbridge Notes. There can be no assurance as to the liquidity of any trading market for the Enbridge Notes or that a trading market for any of the Enbridge Notes will develop. Even if a trading market develops for the Enbridge Notes, those Enbridge Notes could trade at prices that may be higher or lower than their initial offering prices. The market price for the Enbridge Notes may be affected by prevailing interest rates, Enbridge’s results of operations and financial position, the ratings assigned to the Enbridge Notes or Enbridge, changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of Enbridge.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Enbridge Notes. Generally, the market price or value of the Enbridge Notes will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Corporate Structure

Enbridge conducts a substantial portion of its operations through subsidiaries, including partnerships. The Enbridge Notes will be obligations exclusively of Enbridge and, to the extent applicable under the Fifth Supplemental Indenture, the Guarantors. The Enbridge Notes will be effectively subordinated to all indebtedness and other liabilities of Enbridge’s subsidiaries (other than the Guarantors) through which Enbridge conducts operations. The Enbridge MTN Indenture does not restrict the ability of any of the subsidiaries of Enbridge to issue indebtedness or grant security on their assets.

Enbridge’s ability to service its indebtedness, including the Enbridge Notes, is dependent upon the results of operations of its subsidiaries and the payment of funds by such subsidiaries to Enbridge in the form of distributions, loans, dividends or otherwise. Enbridge’s subsidiaries, other than the Guarantors as set forth in the Fifth Supplemental Indenture, have no obligation to make any funds available to Enbridge for purposes of paying amounts due pursuant to the Enbridge Notes. In addition, the making of distributions, loans, dividends or other payments to Enbridge by its subsidiaries may be subject to statutory or contractual restrictions and is contingent upon the earnings of those subsidiaries.

Guarantees

The Enbridge Notes will not be guaranteed by any of Enbridge’s corporate and partnership subsidiary entities other than the Guarantors. Therefore, the Enbridge Notes will be effectively subordinated to the current and future liabilities of Enbridge’s other corporate and partnership subsidiary entities that do not provide guarantees. In addition, the payment of dividends and the making of loans, advances and other payments to Enbridge by its subsidiary entities may be subject to statutory or contractual restrictions. The failure to obtain the necessary funds from Enbridge’s subsidiary entities to pay amounts due on the Enbridge Notes would result in Enbridge defaulting on the Enbridge Notes, which would have an adverse effect on the market price and value of the Enbridge Notes and could impair the ability of Enbridge to raise capital in the future.

The Enbridge MTN Indenture also provides for the release of the Guarantors from the Guarantees upon the occurrence of certain events. If any Guarantor is released, no holder of any guaranteed Enbridge Notes will have a claim as a creditor against the Guarantors, and the indebtedness and other liabilities, whether secured or unsecured, of the Guarantors will be effectively senior to the claim of any holders of the Enbridge Notes. See the section entitled “Description of Enbridge Notes – Guarantees”.

Actions Against the Guarantors

The Guarantees granted under the Fifth Supplemental Indenture are governed by the laws of the Province of Alberta. The principal assets of the Guarantors are located outside of Canada. Although the Guarantors have appointed Enbridge as the Guarantor’s agent for service of process in each province of Canada, any judgment obtained in Canada in respect of the Guarantees against the Guarantors may not be collectible within Canada. Any judgment obtained in Canada against the Guarantors may have to be enforced in the United States and may be subject to additional defences as a result.

No Recourse

The obligations of Enbridge and the Guarantors under the Enbridge MTN Indenture shall not be personally binding upon any of their respective shareholders, limited partners, officers or directors and any recourse against Enbridge, the Guarantors, or any of these other parties in any manner in respect of any indebtedness, obligation or liability of Enbridge or the Guarantors arising under the Enbridge MTN Indenture, if any, shall be limited to and satisfied only out of the assets of Enbridge and the Guarantors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, and to the best of Enbridge’s and EPI’s knowledge, no director, trustee or executive officer of Enbridge or EPI, no director or executive officer of a person or company that is itself an “informed person” or subsidiary of Enbridge or EPI, no person or company who beneficially owns, directly or indirectly, voting securities of Enbridge or EPI or who exercises control or direction over voting securities of Enbridge or EPI or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Enbridge or EPI, and no associate or affiliate of any such persons, has any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year for Enbridge and EPI or in any proposed transaction which has materially affected or will materially affect Enbridge or EPI or any of their subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness from current and former officers or directors/trustees of Enbridge or EPI to Enbridge or EPI or their subsidiaries, nor does Enbridge or EPI or any of their subsidiaries provide any guarantee, support or other similar arrangement to the indebtedness of any such directors or officers to another entity.

AUDITOR, TRANSFER AGENT AND REGISTRAR AND OTHER AGENTS

PricewaterhouseCoopers LLP is the current auditor of EPI and Enbridge. In connection with the audit of each of EPI’s and Enbridge’s consolidated annual financial statements for the year ended December 31, 2025, PricewaterhouseCoopers LLP confirmed that they are independent to EPI and Enbridge within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Code of Professional Conduct of the Chartered Professional Accountants of Alberta.

Computershare Investor Services Inc. has been retained by EPI to act as Tabulation Agent in connection with the Note Exchange Transaction. Sodali & Co has been retained by EPI to act as Information Agent in connection with the Note Exchange Transaction. BMO Capital Markets has acted as Solicitation Agent in connection with the Note Exchange Transaction.

The Information Agent, the Tabulation Agent and the Solicitation Agent do not assume any responsibility for the accuracy or completeness of the information contained or incorporated by reference in this Circular or any failure by Enbridge or EPI to disclose events that may have occurred and may affect the significance or accuracy of such information.

LEGAL MATTERS

Certain Canadian legal matters relating to the Note Exchange Transaction are to be passed upon by McCarthy Tétrault LLP on behalf of Enbridge and EPI. As of the date of this Circular, the partners and associates of McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of the securities of each of Enbridge and EPI and their respective associates and affiliates.

ADDITIONAL INFORMATION

Additional information regarding EPI may be found on SEDAR+ at www.sedarplus.com. Financial information of EPI is provided in EPI’s audited financial statements for the year ended December 31, 2025 and the accompanying EPI’s management discussion and analysis. Copies of these documents may be obtained by contacting EPI at 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Investor Relations. Copies of these documents as well as additional information relating to EPI contained in documents filed by EPI with the Canadian securities regulatory authorities may also be accessed on SEDAR+ at www.sedarplus.com. Such documents are not incorporated by reference in this Circular.

Additional information relating to Enbridge may be found on SEDAR+ at www.sedarplus.com under Enbridge’s SEDAR+ profile. Additional information regarding Enbridge may also be accessed from Enbridge’s filings with the SEC at www.sec.gov.

Such documents are not incorporated by reference in this Circular except to the extent set forth under “Documents Incorporated by Reference” herein.

APPENDIX A
NOTE EXCHANGE RESOLUTION

BE IT RESOLVED, AS AN EXTRAORDINARY RESOLUTION OF THE EPI NOTEHOLDERS, THAT:

1.	Enbridge Pipelines Inc. (“EPI” or the “Company”) and Computershare Trust Company of Canada (the “Trustee”) are authorized to, at EPI’s option, enter into a supplemental indenture (the “EPI MTN Supplemental Indenture”) amending the terms of the trust indenture dated as of October 1, 1966, as amended or supplemented, and as the same may be further amended or supplemented from time to time (the “Trust Indenture”), between the Company and the Trustee such that, among other things, on the Effective Date (as defined in paragraph 2 below), and in the following sequence:

(a)	all of the issued and outstanding 6.55% medium term note debentures due November 17, 2027; 6.05% medium term note debentures due February 12, 2029; 3.52% medium term note debentures due February 22, 2029; 6.50% medium term note debentures due June 11, 2029; 2.82% medium term note debentures due May 12, 2031; 5.08% medium term note debentures due December 19, 2036; 5.35% medium term note debentures due November 10, 2039; 5.33% medium term note debentures due April 6, 2040; 4.55% medium term note debentures due August 17, 2043; 4.55% medium term note debentures due September 29, 2045; 4.13% medium term note debentures due August 9, 2046; 4.33% medium term note debentures due February 22, 2049; 4.20% medium term note debentures due May 12, 2051; and 5.82% medium term note debentures due August 17, 2053 of the Company (collectively, the “EPI Notes”), including the entitlement to interest accrued and unpaid thereon, shall be transferred from the holders thereof to Enbridge Inc. (“Enbridge”) in exchange for an equal principal amount of newly issued medium term notes of Enbridge (the “Enbridge Notes”) that will be issued under the trust indenture dated as of October 20, 1997 between Enbridge (formerly IPL Energy Inc.) and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee, as amended or supplemented, and as may be further amended or supplemented from time to time (the “Enbridge MTN Indenture”), together with an entitlement to an amount equal to the interest accrued and unpaid on the transferred EPI Notes, such Enbridge Notes having the terms, conditions and other attributes set forth in: (i) the Enbridge MTN Indenture; and (ii) Appendix B to the management information circular and consent solicitation statement of the Company dated May 25, 2026 (as applicable to each respective maturity of EPI Notes); and

(b)	the Company shall be released and discharged from all obligations to the former holders of EPI Notes under or in respect of the Trust Indenture and the EPI Notes.

2.	In order to give effect to the above, the holders of the EPI Notes authorize and direct the Trustee, if the Company determines to proceed with the Note Exchange Transaction (as defined below), to enter into and execute and deliver the EPI MTN Supplemental Indenture giving effect to this extraordinary resolution and incorporating the following amendments to the Trust Indenture:

(a)	to amend section 1.01 of the Trust Indenture to include the following definitions:

“Circular” means the management information circular and consent solicitation statement of the Company dated May 25, 2026;

“Effective Date” means the date specified in an Effectiveness Notice and Undertaking;

“Effectiveness Notice and Undertaking” means a written notice from the Company and Enbridge to the Trustee notifying the Trustee that the Note Exchange Transaction shall occur on the date of the Effectiveness Notice and Undertaking, or such other date as may be specified in the Effectiveness Notice and Undertaking, together with an undertaking of Enbridge to issue the Enbridge Notes pursuant to the Enbridge MTN Indenture;

“EPI Notes” means, collectively, the issued and outstanding 6.55% medium term note debentures due November 17, 2027; 6.05% medium term note debentures due February 12, 2029; 3.52% medium term note debentures due February 22, 2029; 6.50% medium term note debentures due June 11, 2029; 2.82% medium term note debentures due May 12, 2031; 5.08% medium term note debentures due December 19, 2036; 5.35% medium term note debentures due November 10, 2039; 5.33% medium term note debentures due April 6, 2040; 4.55% medium term note debentures due August 17, 2043; 4.55% medium term note debentures due September 29, 2045; 4.13% medium term note debentures due August 9, 2046; 4.33% medium term note debentures due February 22, 2049; 4.20% medium term note debentures due May 12, 2051; and 5.82% medium term note debentures due August 17, 2053;

“Enbridge” means Enbridge Inc.;

“Enbridge Notes” has the meaning attributed thereto in Section 2.18(a)(i);

“Enbridge MTN Indenture” means the trust indenture dated as of October 20, 1997 between Enbridge (formerly IPL Energy Inc.) and Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada), as trustee, as supplemented and amended, and as may be further supplemented and amended from time to time; and

“Note Exchange Transaction” has the meaning attributed thereto in Section 2.18(a);

(b)	to amend Article II of the Trust Indenture by adding a new Section 2.18 as follows:

“Note Exchange Transaction.

Notwithstanding any provision of this Trust Indenture to the contrary, after receipt by the Trustee of the Effectiveness Notice and Undertaking, on the Effective Date the following transactions (collectively, the “Note Exchange Transaction”) shall occur:

(i)	all of the issued and outstanding EPI Notes, including the entitlement to interest accrued and unpaid thereon, shall be transferred from the holders thereof to Enbridge in exchange for an equal principal amount of newly issued medium term notes of Enbridge (the “Enbridge Notes”) issued under the Enbridge MTN Indenture, together with an entitlement to an amount equal to the interest accrued and unpaid on the transferred EPI Notes, such Enbridge Notes having the terms, conditions and other attributes set forth in: (A) the Enbridge MTN Indenture; and (B) Appendix B to the Circular (as applicable to each respective maturity of EPI Notes); and

(ii)	the Company shall be released and discharged from all obligations to the former holders of EPI Notes under or in respect of the Trust Indenture and the EPI Notes. As of the Effective Date, after giving effect to the Note Exchange Transaction, former holders of EPI Notes shall cease to have any rights under the Trust Indenture and the EPI Notes, except to receive the Enbridge Notes issued under the Enbridge MTN Indenture and an entitlement to an amount equal to accrued and unpaid interest on the transferred EPI Notes from and after the last interest payment date for such EPI Notes up to but excluding the date of issue of the Enbridge Notes as set forth in Appendix B to the Circular.”; and

(c)	to provide that the Trust Indenture and the EPI Notes shall, to the extent necessary, be deemed to be further amended such that all transactions in connection with the Note Exchange Transaction including conforming changes to the Trust Indenture and the EPI Notes and to the form and substance of the EPI Notes are hereinafter permitted by the Trust Indenture and the EPI Notes.

3.	Notwithstanding the passing of this extraordinary resolution or the passing of similar resolutions, without further notice to, or approval of, the holders of the EPI Notes, (a) the Trustee is hereby authorized and empowered to amend the Trust Indenture to the extent permitted by the Trust Indenture, and (b) EPI is hereby authorized and empowered not to give effect to this extraordinary resolution, nor to implement the Note Exchange Transaction, nor to enter into the EPI MTN Supplemental Indenture at any time, at its sole discretion.

4.	Any director or officer of EPI is hereby authorized and directed, for and on behalf of EPI, to execute and deliver, or cause to be executed and delivered, any and all documents, agreements and instruments and to perform, or cause to be performed, such acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.

5.	The proper officers and authorized signatories of the Trustee are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

APPENDIX B
SUMMARY OF TERMS OF ENBRIDGE NOTES
TO BE ISSUED IN EXCHANGE FOR THE EPI NOTES

The Enbridge Notes are being acquired pursuant to exemptions from the prospectus requirements contained in applicable securities legislation and without the delivery of a prospectus and, as a result: (a) the former EPI Noteholders acquiring the Enbridge Notes will be restricted from using the civil remedies that would be available under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus; (b) the former EPI Noteholders acquiring the Enbridge Notes may not receive information that would otherwise be required to be provided to a purchaser under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus; and (c) Enbridge will be relieved from certain obligations that would otherwise apply under applicable securities legislation if the distribution of the Enbridge Notes were by prospectus.

Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Circular to which this Appendix B is appended.

1.	Description of the 6.55% Medium Term Notes of Enbridge due November 17, 2027 (Issued in Exchange for the 2027 Notes)

Designation:	6.55% Medium Term Notes (“Enbridge 2027 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$50,000,000	Interest Rate:	6.55% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each May 17 and November 17 in each year

Maturity Date:	November 17, 2027	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2027 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2027 Notes– Redemption”.

2.	Description of the 6.05% Medium Term Notes of Enbridge due February 12, 2029 (Issued in Exchange for the 2029-02-12 Notes)

Designation:	6.05% Medium Term Notes (“Enbridge 2029-02-12 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$65,000,000	Interest Rate:	6.05% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each February 12 and August 12 in each year

Maturity Date:	February 12, 2029	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2029-02-12 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2029-02-12 Notes – Redemption”.

3.	Description of the 3.52% Medium Term Notes of Enbridge due February 22, 2029 (Issued in Exchange for the 2029-02-22 Notes)

Designation:	3.52% Medium Term Notes (“Enbridge 2029-02-22 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$600,000,000	Interest Rate:	3.52% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each February 22 and August 22 in each year

Maturity Date:	February 22, 2029	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2029-02-22 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2029-02-22 Notes – Redemption”.

4.	Description of the 6.50% Medium Term Notes of Enbridge due June 11, 2029 (Issued in Exchange for the 2029-06 Notes)

Designation:	6.50% Medium Term Notes (“Enbridge 2029-06 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$109,600,000	Interest Rate:	6.50% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each June 11 and December 11 in each year

Maturity Date:	June 11, 2029	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2029-06 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2029-06 Notes – Redemption”.

5.	Description of the 2.82% Medium Term Notes of Enbridge due May 12, 2031 (Issued in Exchange for the 2031 Notes)

Designation:	2.82% Medium Term Notes (“Enbridge 2031 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$400,000,000	Interest Rate:	2.82% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each May 12 and November 12 in each year

Maturity Date:	May 12, 2031	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2031 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2031 Notes – Redemption”.

6.	Description of the 5.08% Medium Term Notes of Enbridge due December 19, 2036 (Issued in Exchange for the 2036 Notes)

Designation:	5.08% Medium Term Notes (“Enbridge 2036 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$150,000,000	Interest Rate:	5.08% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each June 19 and December 19 in each year

Maturity Date:	December 19, 2036	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2036 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2036 Notes – Redemption”.

7.	Description of the 5.35% Medium Term Notes of Enbridge due November 10, 2039 (Issued in Exchange for the 2039 Notes)

Designation:	5.35% Medium Term Notes (“Enbridge 2039 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$200,000,000	Interest Rate:	5.35% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each May 10 and November 10 in each year

Maturity Date:	November 10, 2039	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date
Redemption:	Enbridge may redeem the Enbridge 2039 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2039 Notes – Redemption”.

8.	Description of the 5.33% Medium Term Notes of Enbridge due April 6, 2040 (Issued in Exchange for the 2040 Notes)

Designation:	5.33% Medium Term Notes (“Enbridge 2040 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$300,000,000	Interest Rate:	5.33% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each April 6 and October 6 in each year

Maturity Date:	April 6, 2040	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2040 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2040 Notes – Redemption”.

9.	Description of the 4.55% Medium Term Notes of Enbridge due August 17, 2043 (Issued in Exchange for the 2043 Notes)

Designation:	4.55% Medium Term Notes (“Enbridge 2043 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$300,000,000	Interest Rate:	4.55% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each February 17 and August 17 in each year

Maturity Date:	August 17, 2043	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2043 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2043 Notes – Redemption”.

10.	Description of the 4.55% Medium Term Notes of Enbridge due September 29, 2045 (Issued in Exchange for the 2045 Notes)

Designation:	4.55% Medium Term Notes (“Enbridge 2045 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$400,000,000	Interest Rate:	4.55% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each September 29 and March 29 in each year

Maturity Date:	September 29, 2045	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2045 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2045 Notes – Redemption”.

11.	Description of the 4.13% Medium Term Notes of Enbridge due August 9, 2046 (Issued in Exchange for the 2046 Notes)

Designation:	4.13% Medium Term Notes (“Enbridge 2046 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$400,000,000	Interest Rate:	4.13% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each February 9 and August 9 in each year

Maturity Date:	August 9, 2046	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date
Redemption:	Enbridge may redeem the Enbridge 2046 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2046 Notes – Redemption”.

12.	Description of the 4.33% Medium Term Notes of Enbridge due February 22, 2049 (Issued in Exchange for the 2049 Notes)

Designation:	4.33% Medium Term Notes (“Enbridge 2049 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$600,000,000	Interest Rate:	4.33% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each February 22 and August 22 in each year

Maturity Date:	February 22, 2049	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2049 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2049 Notes – Redemption”.

13.	Description of the 4.20% Medium Term Notes of Enbridge due May 12, 2051 (Issued in Exchange for the 2051 Notes)

Designation:	4.20% Medium Term Notes (“Enbridge 2051 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$400,000,000	Interest Rate:	4.20% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each May 12 and November 12 in each year

Maturity Date:	May 12, 2051	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date
Redemption:	Enbridge may redeem the Enbridge 2051 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2051 Notes – Redemption”.

14.	Description of the 5.82% Medium Term Notes of Enbridge due August 17, 2053 (Issued in Exchange for the 2053 Notes)

Designation:	5.82% Medium Term Notes (“Enbridge 2053 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$350,000,000	Interest Rate:	5.82% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each February 17 and August 17 in each year

Maturity Date:	August 17, 2053	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the Enbridge 2053 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2053 Notes – Redemption”.

INTEREST PAYMENTS

For each series of Enbridge Notes an amount equal to any Accrued Interest (as defined below) shall be paid by Enbridge as interest on the Enbridge Notes on the respective Initial Interest Payment Date of the Enbridge Notes in accordance with the terms and conditions of the Enbridge MTN Indenture.

“Accrued Interest” with respect to the Enbridge Notes means any accrued and unpaid interest on the EPI Notes exchanged for such Enbridge Notes from and after the last interest payment date for such EPI Notes up to but excluding the date of issue.

Any interest on the Enbridge Notes that accrues from and after the Date of Issue shall be paid on each Interest Payment Date in accordance with the terms and conditions of the Enbridge MTN Indenture.

DESCRIPTION OF THE ENBRIDGE 2027 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2027 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.125%.

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2027 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2027 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2027 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Medium Term Notes given to the holders of the Medium Term Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2029-02-12 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2029-02-12 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.18%.

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2029-02-12 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2029-02-12 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2029-02-12 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2029-02-12 Notes given to the holders of the Enbridge 2029-02-12 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2029-02-22 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2029-02-22 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the remaining term to November 22, 2028 equal to the Government of Canada Yield (as defined below) on that date plus 0.40%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to November 22, 2028 and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2029-02-22 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2029-02-22 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2029-02-22 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption: (A) prior to November 22, 2028, in whole at any time or in part from time to time, at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par; and (B) on or after November 22, 2028 in whole at any time or in part from time to time, a price equal to par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2029-02-22 Notes given to the holders of the Enbridge 2029-02-22 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2029-06 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2029-06 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.21%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2029-06 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2029-06 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2029-06 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2029-06 Notes given to the holders of the Enbridge 2029-06 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2031 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2031 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the remaining term to February 12, 2031 equal to the Government of Canada Yield (as defined below) on that date plus 0.315%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to February 12, 2031 and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2031 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2031 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2031 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption: (A) prior to February 12, 2031, in whole at any time or in part from time to time, at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par; and (B) on or after February 12, 2031 in whole at any time or in part from time to time, a price equal to par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2031 Notes given to the holders of the Enbridge 2031 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2036 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2036 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.235%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2036 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2036 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2036 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2036 Notes given to the holders of the Enbridge 2036 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2039 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2039 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.33%.

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2039 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2039 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2039 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2039 Notes given to the holders of the Enbridge 2039 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2040 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2040 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.31%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2040 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2040 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2040 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2040 Notes given to the holders of the Enbridge 2040 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2043 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2043 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.36%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2043 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2043 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2043 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption: (A) prior to maturity, in whole at any time or in part from time to time, at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par; and (B) at any time on or after February 17, 2043 in whole but not in part, at a price equal to par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2043 Notes given to the holders of the Enbridge 2043 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2045 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2045 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the remaining term to March 29, 2045 equal to the Government of Canada Yield (as defined below) on that date plus 0.59%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to March 29, 2045 and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2045 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2045 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2045 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption: (A) prior to March 29, 2045, in whole at any time or in part from time to time, at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par; and (B) on or after March 29, 2045 in whole at any time or in part from time to time, at a price equal to par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2045 Notes given to the holders of the Enbridge 2045 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2046 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2046 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the remaining term to February 9, 2046 equal to the Government of Canada Yield (as defined below) on that date plus 0.62%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to February 9, 2046 and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2046 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2046 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2046 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption: (A) prior to February 9, 2046, in whole at any time or in part from time to time, at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par; and (B) on or after February 9, 2046 in whole at any time or in part from time to time, a price equal to par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2046 Notes given to the holders of the Enbridge 2046 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2049 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2049 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the remaining term to August 22, 2048 equal to the Government of Canada Yield (as defined below) on that date plus 0.54%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to August 22, 2048 and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2049 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2049 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2049 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption: (A) prior to August 22, 2048, in whole at any time or in part from time to time, at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par; and (B) on or after August 22, 2048 in whole at any time or in part from time to time, a price equal to par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2049 Notes given to the holders of the Enbridge 2049 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2051 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2051 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the remaining term to November 12, 2050 equal to the Government of Canada Yield (as defined below) on that date plus 0.515%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to November 12, 2050 and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2051 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2051 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2051 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption: (A) prior to November 12, 2050, in whole at any time or in part from time to time, at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par; and (B) on or after November 12, 2050 in whole at any time or in part from time to time, a price equal to par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2051 Notes given to the holders of the Enbridge 2051 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

DESCRIPTION OF THE ENBRIDGE 2053 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for an Enbridge 2053 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the remaining term to February 17, 2053 equal to the Government of Canada Yield (as defined below) on that date plus 0.575%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to February 17, 2053 and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)	any investment dealer selected by Enbridge from among the ten members in good standing of the Canadian Investment Regulatory Organization who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)	any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)	to determine, in accordance with the terms of an Enbridge 2053 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)	to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of an Enbridge 2053 Note in the principal amount of $1,000; and

(c)	to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The Enbridge 2053 Notes are redeemable at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption upon such conditions as may be specified in the applicable notice of redemption: (A) prior to February 17, 2053, in whole at any time or in part from time to time, at a price equal to the greater of: (i) the Canada Yield Price on the Business Day next preceding the date on which notice of such redemption is given; and (ii) par; and (B) on or after February 17, 2053 in whole at any time or in part from time to time, a price equal to par, plus, in either case, accrued but unpaid interest, if any, up to but excluding the date fixed for redemption.

Notice of redemption of any Enbridge 2053 Notes given to the holders of the Enbridge 2053 Notes may be conditional and, in such case, such notice of redemption shall specify the details and terms of any event (e.g. a financing, asset disposition or other transaction) on which such redemption is conditional.

APPENDIX C
SUMMARY OF MATERIAL DIFFERENCES BETWEEN THE ENBRIDGE MTN INDENTURE AND THE EPI MTN INDENTURE

The following is a summary comparison of the material terms of (a) the EPI MTN Indenture pursuant to which the EPI Notes are currently governed; and (b) the Enbridge MTN Indenture pursuant to which the Enbridge Notes, to be issued pursuant to the Note Exchange Transaction, will be governed. This summary does not purport to be complete and is qualified in its entirety by reference to the EPI MTN Indenture with respect to the EPI Notes and the Enbridge MTN Indenture with respect to the Enbridge Notes. Copies of the EPI MTN Indenture and the Enbridge MTN Indenture may be obtained from EPI by sending a written request to 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attention: Corporate Secretary, by calling 1-403-231-3900 or by sending an email to corporatesecretary@enbridge.com.

Capitalized terms not herein defined shall have the same meaning as those in either the EPI MTN Indenture or Enbridge MTN Indenture, as applicable.

The description below of the EPI MTN Indenture reflects the indenture as currently in effect, before any changes that would result from the amendments described under “Information Regarding the Note Exchange Transaction” in the Circular.

The EPI MTN Indenture contains references to “Designated Subsidiaries”. EPI does not currently have any “Designated Subsidiaries”.

EPI MTN Indenture	Enbridge MTN Indenture
Issuer Enbridge Pipelines Inc. (“EPI”)	Issuer Enbridge Inc. (“Enbridge”)
Trustee Computershare Trust Company of Canada	Trustee Computershare Trust Company of Canada
Governing Law Ontario	Governing Law Alberta
Guarantors None.	Guarantors Spectra Energy Partners, LP and Enbridge Energy Partners, L.P.

Quorum

A quorum at any meeting of the Debenture holders shall consist of two or more persons present in person holding either personally or as proxies for holders not less than a majority of the aggregate principal amount of the Debentures then outstanding.

Quorum A quorum at any meeting of the Debenture holders shall consist of Debenture holders present in person or by proxy and representing at least 25% in principal amount of the Debentures.

EPI MTN Indenture	Enbridge MTN Indenture

Covenant to Secure Debentures

EPI will not create, assume or suffer to exist any mortgage, lien or other encumbrance on any of its assets to secure any bonds, debentures or other obligations unless at the same time it shall secure equally and rateably therewith all Debentures then outstanding under the EPI MTN Indenture, and EPI will not permit any Designated Subsidiary to create, assume or suffer to exist any mortgage, lien or other encumbrance on any of the assets of such Designated Subsidiary to secure any bonds, debentures or other obligations unless at the same time such Designated Subsidiary shall secure equally and rateably therewith all Funded Obligations of such Designated Subsidiary then owned by EPI and each Wholly owned Designated Subsidiary; provided that this covenant will not apply to nor operate to prevent, (i) any security (except on fixed assets) given in the ordinary course of business to any bank or banks or others to secure any Indebtedness payable on demand or maturing within 18 months of the date such Indebtedness is incurred or of the date of any renewal or extension thereof, or (ii) the giving or assumption of any Purchase Money Mortgage; or (iii) liens or privileges for property taxes not yet subject to penalties (other than interest on overdue taxes) for non-payment; or pledges or deposits under workmen’s compensation laws or similar legislation; or good faith deposits in connection with bids, tenders, leases or contracts (other than for the borrowing of money or the repayment of money borrowed); or deposits to secure surety or appeal bonds; or mechanics’, carriers’, warehousemen’s or like liens or privileges imposed by law; or liens and privileges arising out of judgments or awards with respect to which EPI or a Designated Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review and with respect to which EPI or a Designated Subsidiary, as the case may be, shall have secured a stay of execution pending such appeal or proceedings for review.

Negative Covenant

Unless in the opinion of Counsel the obligations of Enbridge in respect of all Debentures then outstanding shall be secured equally and rateably therewith, Enbridge will not create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its respective assets (present or future) in respect of any Indebtedness of any person, provided that this covenant shall not hinder or prevent the sale of any property or asset of Enbridge.

“Permitted Encumbrance” means any of the following:

(a) any Security Interest existing as of the date of the first issuance by Enbridge of Debentures issued pursuant to the Enbridge MTN Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

(b) any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;

(c) any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

(d) any Security Interest in favour of any Subsidiary;

(e) any Security Interest on property of a corporation which Security Interest exists at the time such corporation is merged into, or amalgamated or consolidated with, Enbridge or such property is otherwise acquired by Enbridge;

EPI MTN Indenture	Enbridge MTN Indenture

(f) any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 18 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g) any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

(h) any Security Interest in respect of:

(i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue Enbridge shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations,

(ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Enbridge in good faith,

(iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease,

(iv) any obligations or duties, affecting the property of Enbridge to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Enbridge under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Enbridge,

EPI MTN Indenture	Enbridge MTN Indenture

(v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carriers’ and other similar liens,

(vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof,

(vii) any undetermined or inchoate liens and charges incidental to the current operations of Enbridge that have not at the time been filed against Enbridge; provided, however, that if any such lien or charge shall have been filed, Enbridge shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such lien or charge,

(viii) any Security Interest the validity of which is being contested at the time by Enbridge in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full,

(ix) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that in the opinion of Enbridge will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Enbridge,

(x) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Enbridge,

EPI MTN Indenture	Enbridge MTN Indenture

(xi) any liens and privileges arising out of judgments or awards with respect to which Enbridge shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, and

(xii) any other liens of a nature similar to the foregoing which do not in the opinion of Enbridge materially impair the use of the property subject thereto or the operation of the business of Enbridge or the value of such property for the purpose of such business;

(i) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased; and

(j) any other Security Interest if the amount of Indebtedness secured pursuant to this clause (j) does not exceed 5% of Consolidated Net Tangible Assets.

“Consolidated Net Tangible Assets” means all consolidated assets of Enbridge as shown on the most recent audited consolidated balance sheet of Enbridge, less the aggregate of the following amounts reflected upon such balance sheet:

(a) all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

(b) to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this paragraph (b) to the extent that such account reflects a decrease in value or periodic allocation of the cost of any asset referred to in paragraph (a) above;

EPI MTN Indenture	Enbridge MTN Indenture
(c) minority interests; (d) non-cash current assets; and (e) Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets.

Restriction on Incurring Funded Obligations and Subordinated Debt

EPI will not issue or become liable on any Funded Obligations or Subordinated Debt, and will not permit any Designated Subsidiary to issue or become liable on (other than to EPI or a Wholly-owned Designated Subsidiary) any Funded Obligations, unless: (i) in the case of Funded Obligations, the aggregate principal amount of Consolidated Funded Obligations does not exceed 75% of the Total Consolidated Capitalization; and (ii) in the case of Subordinated Debt, the aggregate principal amount of Consolidated Funded Obligations and Subordinated Debt does not exceed 85% of the Total Consolidated Capitalization. For the purposes of this covenant:

(i) when determining any ratio between Consolidated Funded Obligations and Total Consolidated Capitalization or between the total of Consolidated Funded Obligations and Subordinated Debt and Total Consolidated Capitalization, such determination shall be made by the board of directors of EPI, as at a date not more than 120 days prior to the issuance of or becoming liable on the Funded Obligations or Subordinated Debt in respect of which such ratio is being determined, and any such determination shall give effect to the principal amount of Funded Obligations, or Funded Obligations and Subordinated Debt, which will be outstanding one week after the date of any such issue or EPI or any Designated Subsidiary, as the case may be, so becoming liable;

(ii) when determining any ratio under this covenant, the principal amount of all Funded Obligations or Subordinated Debt which is payable or will be payable in a foreign currency and the amount of annual interest requirements thereof shall be converted to Canadian dollars on the basis of the prevailing selling rate of exchange of such foreign currency quoted by EPI’s bankers as of the close of business on the date as of which Total Consolidated Capitalization of EPI and its Designated Subsidiaries is being determined; and

Restriction on Incurring Funded Obligations

Enbridge will not issue or become liable for (other than to a Subsidiary) any Funded Obligations, unless the aggregate principal amount of Consolidated Funded Obligations does not exceed 75% of Total Consolidated Capitalization. For the purpose of this covenant:

(i) the determination of the ratio between Consolidated Funded Obligations and Total Consolidated Capitalization shall be made by the directors as at a date not more than 120 days prior to the issuance of or becoming liable for the Funded Obligations in respect of which such ratio is being determined, and shall give effect to the principal amount of Funded Obligations which will be outstanding one week after the date of any such issue or of Enbridge so becoming liable; provided that Funded Obligations shall be deemed not to be outstanding one week after the date of any such issue, or of Enbridge so becoming liable, if all monies required to retire such Funded Obligations are paid to an agent or depository satisfactory to the Trustee (which depository may be the Trustee) prior to or simultaneously with the time of such issue, or of Enbridge so becoming liable, as the case may be, or if the payment of such monies is provided to the satisfaction of the Trustee prior to or simultaneously with such time; and

(ii) the principal amount of all Funded Obligations or Subordinated Debt which is payable or will be payable in a foreign currency shall be converted to Canadian dollars on the basis of the prevailing selling rate of exchange of such foreign currency quoted by the Bank of Canada at noon on the date on which Total Consolidated Capitalization is being determined.

EPI MTN Indenture	Enbridge MTN Indenture

(iii) when determining the principal amount of Subordinated Debt, the amount thereof, if any, which is comprised of preferred shares shall be the greatest amount, excluding dividends, at which EPI may be required to redeem or repurchase such shares, provided that for the purposes of sub paragraph (i) above, Funded Obligations and Subordinated Debt shall be deemed not to be outstanding one week after the date of any such issue, or of EPI or any Designated Subsidiary so becoming liable, if all monies required to retire such Funded Obligations or Subordinated Debt are paid to the Trustee prior to or simultaneously with the time of such issue, or of EPI or a Designated Subsidiary so becoming liable, as the case may be, or if the payment of such monies is provided for to the satisfaction of the Trustee prior to or simultaneously with such time.

“Funded Obligations” means all Indebtedness, including Purchase Money Obligations, created, assumed or guaranteed which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation, assumption or guarantee thereof, except Subordinated Debt.

“Funded Obligations” means all Indebtedness, including Purchase Money Obligations, created, assumed or guaranteed which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation, assumption or guarantee thereof, except the Lakehead Liability, Non-Recourse Debt and Subordinated Debt.

Other Negative Covenants

Not to Pay Dividends if in Default

EPI will not pay any dividends on any shares of its capital stock if and so long as it is in default in the payment of principal of or premium or interest on the Debentures.

Disposal of Principal Property

EPI will not dispose of any Principal Property to a Subsidiary which is not a Designated Subsidiary.

Other Negative Covenants No equivalent covenants.

EPI MTN Indenture	Enbridge MTN Indenture

Securities of Designated Subsidiaries

EPI will not dispose of any shares or Funded Obligations of a Designated Subsidiary except to a Wholly-owned Designated Subsidiary and will not permit any Designated Subsidiary: (a) to issue shares or, except in the case of Lakehead or a wholly-owned subsidiary of Lakehead, become liable on Funded Obligations except to EPI or a Wholly-owned Designated Subsidiary; (b) to dispose of any shares or Funded Obligations of another Designated Subsidiary except to EPI or a Wholly-owned Designated Subsidiary; (c) to amalgamate or merge with or into any other corporation other than EPI or a Wholly-owned Designated Subsidiary, unless the surviving corporation is a Designated Subsidiary and immediately after giving effect thereto EPI would be entitled under the Indenture to issue Funded Obligations in the principal amount of at least one dollar; (d) to dispose of all or substantially all its assets, except to EPI or a Wholly-owned Designated Subsidiary;

provided, however, that the negative covenants referred to above shall not prevent: (e) the disposal for fair value (if the disposal is not at arm’s length fair value shall be determined by EPI’s auditors or by some other independent person who in the opinion of the directors is qualified to make such determination) by EPI or a Designated Subsidiary of all of the shares and all of the Funded Obligations of a Designated Subsidiary which itself owns no Funded Obligations or Subordinated Debt of EPI nor any shares or Funded Obligations of another Designated Subsidiary; (f) the disposal for fair value (if the disposal is not at arm’s length fair value shall be determined by EPI’s auditors or by some other independent person who in the opinion of the directors is qualified to make such determination) by a Designated Subsidiary of all or substantially all of its assets if it owns no Funded Obligations or Subordinated Debt of EPI nor any shares or Funded Obligations of any other Designated Subsidiary; (g) the issue by a Designated Subsidiary of Funded Obligations to refund an equal or greater amount of Funded Obligations of the Designated Subsidiary; (h) the incurring by a Designated Subsidiary of Funded Obligations which constitute Purchase Money Obligations, provided that immediately after giving effect thereto EPI would be entitled under the EPI MTN Indenture to issue Funded Obligations in the principal amount of at least one dollar; (i) the issue or disposition of shares of a Designated Subsidiary for the purpose of qualifying its directors or by way of stock dividend or pursuant to a pro rata offering to its shareholders or pursuant to an obligation of a Designated Subsidiary to issue shares which was in existence prior to the time at which the Designated Subsidiary became a Subsidiary; (j) the guarantee by a Designated Subsidiary of Funded Obligations of EPI.

EPI MTN Indenture	Enbridge MTN Indenture

Covenant Not to Sell Assets; Successor Corporation

EPI will not sell or otherwise dispose of the whole or substantially the whole of its assets or undertaking except to a successor company subject to and upon due compliance with the provisions of Article IX (Successor Corporation) of the EPI MTN Indenture.

Nothing in the EPI MTN Indenture or in the Debentures shall prevent a resolution or order for winding up EPI or any other proceedings taken with a view to its reconstruction or its consolidation, amalgamation or merger with another corporation or the transfer of its undertaking and assets as an entirety or substantially as an entirety to any other corporation, if such other corporation or the corporation resulting from such amalgamation, consolidation or merger (either of which corporations is hereinafter called the “successor corporation”) shall, within ninety (90) days from the passing of the resolution or the date of the order, and at or before the transfer or vesting of the undertaking and assets of EPI to or in the successor corporation, enter into a covenant with the Trustee or otherwise become liable in law to pay the principal moneys, premium (if any), interest and other moneys due or which may become due under the EPI MTN Indenture and to perform and observe all the obligations of EPI under the EPI MTN Indenture, and shall sign and execute all such deeds and documents as the Trustee may be advised by Counsel are necessary or advisable in the premises.

Provided, however, and the foregoing provisions of Article IX (Successor Corporation) of the EPI MTN Indenture are upon the condition, that (a) such reconstruction, consolidation, amalgamation, merger or transfer shall, in the opinion of the Trustee be upon such terms as substantially to preserve and not to impair any of the rights or powers of the Trustee or of the debenture holders under the EPI MTN Indenture and upon such terms as are in no way prejudicial to the interests of the debenture holders and (b) no condition or event shall exist as to EPI or the successor corporation either at the time of or immediately after such reconstruction, consolidation, amalgamation, merger or transfer and after giving full effect thereto or immediately after the successor corporation shall become liable to pay the principal moneys, premium (if any), interest and other moneys due or which may become due under the EPI MTN Indenture, which constitutes or would constitute a default or an event of default under the EPI MTN Indenture.

Successor Corporation

Except for a transaction wholly between or among Enbridge and any Subsidiaries, Enbridge shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction Enbridge and the successor corporation shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction: (i) the successor corporation will have assumed all the covenants and obligations of Enbridge under the Enbridge MTN Indenture in respect of the Debentures; and (ii) the Debentures will be valid and binding obligations of the successor corporation entitling the holders thereof, as against the successor corporation, to all the rights of Debenture holders under the Enbridge MTN Indenture;

(b) such transaction shall to the satisfaction of the Trustee, upon receiving such advice as it may reasonably require, be upon such terms as substantially preserve and not to impair any of the rights and powers of the Trustee or of the Debenture holders under the Enbridge MTN Indenture; and

(c) no condition or event shall exist as to Enbridge or the successor corporation either at the time of or immediately after such transaction and after giving full effect thereto or immediately after the successor corporation shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due under the Enbridge MTN Indenture, which constitutes or would constitute an Event of Default under the Enbridge MTN Indenture.

EPI MTN Indenture	Enbridge MTN Indenture

The Trustee, upon obtaining an opinion of Counsel that the reconstruction, consolidation, amalgamation, merger or transfer is on such terms as substantially to preserve and not to impair the rights and powers of the Trustee and the debenture holders under the EPI MTN Indenture and that all the provisions of Article IX (Successor Corporation) of the EPI MTN Indenture have been complied with, and that there is no breach of the condition contained in clause (b) of Section 9.01(Reconstruction, Consolidation, Amalgamation or Merger) of the EPI MTN Indenture, shall consent thereto and join in such documents and do such acts as, in its discretion, may be thought advisable and upon such consent being given such reconstruction, consolidation, amalgamation, merger or transfer may be carried out and thereupon EPI may be released and discharged from liability under the EPI MTN Indenture and the Trustee may execute any document or documents which it may be advised is or are necessary or advisable for effecting or evidencing such release and discharge and the opinion of Counsel as aforesaid shall be full warrant and authority to the Trustee for so doing.

The successor corporation may thereupon cause to be signed and may issue, either in its own name or in the name of EPI, any or all Debentures, the issue of which is from time to time authorized under the EPI MTN Indenture, not theretofore signed by EPI and delivered to the Trustee and the Trustee, upon the order of such successor corporation, in lieu of EPI, and subject to all the terms, conditions and restrictions herein prescribed, shall certify any and all such Debentures previously signed by the officers of EPI and delivered to the Trustee for certification, and any of such Debentures which such successor corporation shall thereafter cause to be signed and delivered to the Trustee for that purpose. All Debentures so issued shall rank pari passu with the Debentures theretofore or thereafter issued in accordance with the terms of the EPI MTN Indenture as though all such Debentures had actually been issued by EPI as of the date of the execution of the EPI MTN Indenture. Every such successor corporation shall possess and may exercise each and every power of EPI under the EPI MTN Indenture.

Whenever the conditions of Section 9.1 (Successor Corporation) of the Enbridge MTN Indenture shall have been duly observed and performed the successor corporation shall possess and from time to time may exercise each and every right and power of Enbridge under the Enbridge MTN Indenture in the name of Enbridge or otherwise and any act or proceeding by any provision of the Enbridge MTN Indenture required to be done or performed by any director or officer of Enbridge may be done and performed with like force and effect by the like directors or officers of the successor corporation.

EPI MTN Indenture	Enbridge MTN Indenture

Event of Default

The following events constitute Events of Default:

(a) if EPI makes default in payment of any interest due on the Debenture or any of them, or in any sinking fund payment prescribed in the EPI MTN Indenture or in any Debentures and any such default shall have continued for a period of 30 days;

(b) if EPI makes default in payment of the principal of or premium (if any) on any Debenture when the same becomes due and payable, either by the terms thereof or otherwise;

(c) if EPI or a Designated Subsidiary shall become insolvent or bankrupt or a receiving order be made against EPI or a Designated Subsidiary or EPI or a Designated Subsidiary be ordered to be wound up by any court of competent jurisdiction or make a general assignment for the benefit of creditors or otherwise acknowledge its insolvency;

(d) if a liquidator or liquidators or a receiver or receiver and manager or a trustee in bankruptcy be appointed to EPI or a Designated Subsidiary or an encumbrancer takes possession of the property of EPI or a Designated Subsidiary or any part thereof which is in the opinion of the Trustee a substantial part thereof;

(e) if any process of execution be levied or enforced upon or against any of the property of EPI or a Designated Subsidiary and remain unsatisfied for the space of two weeks as to personal property and three weeks as to real property; provided that such process is not in good faith disputed by EPI or a Designated Subsidiary and, in that event, provided further that if EPI or a Designated Subsidiary, in respect of such process which affects its property, shall desire to contest the same, it shall also give security which, in the discretion of the Trustee, shall be deemed sufficient to pay in full the amount claimed in the event that it shall be held to be a valid claim;

Event of Default

The following events constitute Events of Default:

(a) if Enbridge makes default in payment of the principal of or premium, if any, on any Debenture when the same becomes due under any provision of the Enbridge MTN Indenture or of such Debenture and such default continues for a period of five Business Days;

(b) if Enbridge defaults in payment of any interest due on any Debenture or on any sinking fund payment due under the Enbridge MTN Indenture and any such default continues for a period of 30 days;

(c) if Enbridge defaults in observing or performing any other covenant or condition of the Enbridge MTN Indenture and on its part to be observed or performed and, after notice in writing has been given by the Trustee to Enbridge specifying such default and requiring Enbridge to put an end to the same, Enbridge fails to make good such default within a period of 60 days, unless the Trustee agrees to a longer period, and in such event, within the period agreed to by the Trustee;

(d) if Enbridge: (i) makes default in payment at maturity, including any applicable grace period, or (ii) makes default in the performance or observance of any other covenant, term, agreement or condition, with respect to any single item of Indebtedness in an amount in excess of 5% of Consolidated Shareholders’ Equity or with respect to more than two items of Indebtedness in an aggregate amount in excess of 10% of Consolidated Shareholders’ Equity and, if such Indebtedness has not already matured in accordance with its terms, such Indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, provided that if such default is waived by the persons entitled to do so, then the Event of Default under the Enbridge MTN Indenture shall be deemed to be waived without further action on the part of the Trustee or the Debenture holders;

EPI MTN Indenture	Enbridge MTN Indenture

(f) if EPI shall make default in observing or performing any covenant or condition contained in Sections 6.10 (No Additional First Mortgage and Collateral Trust Bonds), 6.11 (Securities of Designated Subsidiaries), 6.12 (To Secure Debentures), 6.13 (Issue Test for Funded Obligations and Subordinated Debt), 6.15 (Not to Sell Assets) or 9.01 (Reconstruction, Consolidation, Amalgamation or Merger) of the EPI MTN Indenture;

(g) if EPI or a Designated Subsidiary shall make default beyond any period of grace provided with respect thereto in payment of the principal, interest or premium of any Indebtedness for money borrowed other than the Debentures or in the performance or observance of any term, agreement or condition in respect of such Indebtedness and the effect of such default is to cause such Indebtedness to become due prior to the date of its stated maturity;

(h) if the trustee under a trust indenture under which any Funded Obligations of a Designated Subsidiary are outstanding, as the case may be, shall, after an event of default has occurred under a trust indenture under which any Funded Obligations of a Designated Subsidiary are outstanding, have taken any action or proceedings to enforce the security constituted thereby, or, whether or not any such event of default has occurred, shall have taken any action or proceedings with a view to the appointment of a receiver;

(i) if EPI shall make default in observing or performing any other covenant or condition of the EPI MTN Indenture on its part to be observed or performed and if such default shall continue for a period of 60 days after a notice in writing has been given by the Trustee to EPI specifying such default and requiring EPI to put an end to the same.

If default shall be made in the due observance or performance of any of the covenants contained in Sections 4.01 or 4.02 of the Twelfth Supplemental EPI MTN Indenture, and any such default shall continue for a period of 30 days, such default shall constitute an additional event of default under the EPI MTN Indenture, as amended.

(e) if an order is made or an effective resolution passed for the winding up, liquidation or dissolution of Enbridge, except in the course of carrying out, or pursuant to, a transaction in respect of which the provisions of Article 9 (Consolidation and Amalgamation) of the Enbridge MTN Indenture are applicable and the conditions thereof are duly observed and performed, and any such order or resolution continues unstayed and in effect for a period of ten Business Days;

(f) if Enbridge makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency or is declared bankrupt or makes an authorized assignment or a proposal to its creditors under any bankruptcy or insolvency or analogous law or if a custodian or a receiver or receiver and manager or any other officer with similar powers is appointed in respect of Enbridge or of the property of Enbridge or any part thereof which is a substantial part of the property of Enbridge on a consolidated basis; or

(g) if an encumbrancer takes possession of the property of Enbridge or any part thereof which is a substantial part of the property of Enbridge on a consolidated basis, or if any process of execution is levied or enforced upon or against the property of Enbridge or any part thereof which is a substantial part of the property of Enbridge on a consolidated basis and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith disputed by Enbridge, but in that event Enbridge shall, if the Trustee so requires, give security which, in the discretion of the Trustee, is sufficient to pay in full the amount thereby claimed in case the claim is held to be valid.

“Consolidated Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of Enbridge as shown on the most recent audited consolidated balance sheet of Enbridge adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Generally Accepted Accounting Principles.

EPI MTN Indenture	Enbridge MTN Indenture

Waiver of Default

In the event of the acceleration of the maturity of the Debentures as provided in the EPI MTN Indenture, the debenture holders shall have power by extraordinary resolution, or the holders of not less than fifty-one per cent (51%) in principal amount of all the Debentures which shall then be outstanding shall have power, by an instrument or instruments in writing, to instruct the Trustee to waive the default and/or to cancel the declaration made by the Trustee pursuant to Section 7.01 (Acceleration on Maturity of Default), and the Trustee shall thereupon waive the default and/or cancel the declaration upon such terms and conditions as such holders shall prescribe.

Waiver of Default

The holders of not less than 66 ⅔% of the principal amount of Debentures then outstanding shall have power (in addition to and subject to the powers exercisable by Extraordinary Resolution as provided in the Enbridge MTN Indenture) by requisition in writing to instruct the Trustee to waive any default and/or to cancel any declaration made by the Trustee pursuant to Section 6.2 (Acceleration on Default) and the Trustee shall thereupon waive the default and/or cancel such declaration upon such terms and conditions as such Debenture holders shall prescribe; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the nonobservance or nonperformance by Enbridge of any covenant applicable only to one or more particular series of Debentures then the holders of not less than 66⅔% of the principal amount of the outstanding Debentures of that series or those series, as the case may be, shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures.

Payment of Principal and Interest

EPI will well, duly and punctually pay or cause to be paid to every Debenture holder the principal of and interest accrued on the Debentures of which he is the holder, and premium (if any) thereon on the dates, at the places, in the money, and in the manner mentioned in the EPI MTN Indenture and in the Debentures and in the coupons, if any, attached or appertaining to the Debentures.

Payment of Principal and Interest

Enbridge will duly and punctually pay or cause to be paid to every holder of every Debenture issued under the Enbridge MTN Indenture the principal thereof, premium, if any, and interest accrued thereon, if any (including, in the case of default, interest at the rate specified therein on the amount in default), on the dates and at the places, in the currencies and in the manner mentioned in the Enbridge MTN Indenture and in such Debentures and in the coupons, if any, appertaining thereto.

EPI MTN Indenture	Enbridge MTN Indenture

As interest becomes due on each fully registered Debenture (except interest payable at maturity or on redemption which may, at the option of EPI, be paid upon presentation and surrender of such Debenture for payment) EPI shall forward or cause to be forwarded by prepaid post, to the holder for the time being, or, in the case of joint holders, to one of such joint holders, at his address appearing on the appropriate register hereinbefore mentioned, a warrant or cheque for such interest (less any tax required to be deducted) payable to the order of such holder or holders and negotiable at par at each of the places at which interest upon such Debenture is payable. The forwarding of such warrant or cheque, as the case may be, shall satisfy and discharge the liability for the interest on such Debenture to the extent of the sums represented thereby (plus the amount of any tax deducted as aforesaid) unless such warrant or cheque be not paid on presentation; provided that in the event of the non-receipt of such warrant or cheque by the registered holder, or the loss or destruction thereof, EPI upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, or the Trustee upon being furnished with such evidence at the direction of EPI, shall issue or cause to be issued to such registered holder a replacement warrant or cheque for the amount of such warrant or cheque.

EPI, the Trustee, and any Debenture registrar may deem and treat the bearer of any unregistered Debenture and the bearer of any coupon for interest on any coupon Debenture, whether such Debenture shall be registered as to principal or not, as the absolute owner of such Debenture and/or coupon for the purposes of receiving payment thereof, and for all other purposes whatsoever, and EPI, the Trustee and any Debenture registrar shall not be affected by any notice to the contrary.

The registered holder for the time being of any registered Debenture and the bearer for the time being of any Debenture payable to bearer and the bearer of each of the interest coupons (except any coupon which shall be void by reason of the acceleration of the maturity of the Debenture to which it was annexed) shall be entitled to the principal moneys, premium (if any) and interest evidenced by such instruments respectively, free from all equities or rights of set-off or counter-claim between EPI and the original or any intermediate holder thereof and all persons may act accordingly and a transferee of a registered Debenture shall, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by the EPI MTN Indenture or by any conditions endorsed on such Debenture or by law, be entitled to be entered on the appropriate register or on any one of the appropriate registers as the owner of such Debenture free from all equities or rights of set-off or counterclaim between EPI and his transferor or any previous holder thereof, save in respect of equities of which EPI is required to take notice by statute or by order of a court of competent jurisdiction.

Where registered Debentures are registered in more than one name the principal moneys, premium (if any) and interest (in the case of fully registered Debentures) from time to time payable in respect thereof may be paid by cheque or warrant payable to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge to the Trustee and any Debenture registrar and to EPI.

As interest becomes due on each fully registered Debenture (except at maturity or on redemption, when interest may at the option of Enbridge be paid upon surrender of such Debenture) Enbridge, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, transfer of funds or such other means as may be agreed to by the Trustee, a cheque for or other payment of such interest (less any tax required to be withheld therefrom) payable to the order of the then registered holder of such Debenture and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs and except, in the case of Medium Term Notes, as provided below under “Place of Payment”. If payment is made by cheque such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque be not paid at par on presentation at any one of the places where such interest is by the terms of such Debenture made payable. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, Enbridge will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if Enbridge is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, Enbridge may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

Place of Payment

Payments of interest on each interest bearing Medium Term Note shall be made by cheque dated as of the applicable Interest Payment Date made payable to, and mailed to the address of, the holder appearing on the registers maintained by the Trustee at the close of business on the seventh Business Day prior to the applicable Interest Payment Date. Payment of principal at maturity will be made at any one of the principal offices of the Trustee in the cities of Calgary, Montreal, Toronto or Vancouver against surrender of the Medium Term Note. If the due date for payment of any amount of principal or interest on any Medium Term Note is not, at the place of payment, a business day (being a day other than Saturday, Sunday, or a day on which financial institutions at the place of payment are authorized or obligated by law or regulation to close) such payment will be made on the next business day at such place and the holder of such Medium Term Note shall not be entitled to any further interest or other payment in respect of such delay; provided that payment on a Medium Term Note may be made in any other manner acceptable to Enbridge and the holder of such Medium Term Note.

EPI MTN Indenture	Enbridge MTN Indenture

Charges for Registration, Transfer and Exchange

Except as otherwise provided in the EPI MTN Indenture, in every case of exchange of Debentures of any denomination or form for other Debentures and for any registration of Debentures as to principal and for any discharge from such registration and for any transfer. of Debentures (other than the first exchange into interim coupon Debentures of interim Debentures which, on original issue, were fully registered and other than an exchange of interim Debentures for definitive Debentures or the initial registration of definitive Debentures issued in exchange for interim Debentures or the first exchange into coupon Debentures of Debentures which, on original issue in definitive form, were fully registered) the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp tax or other governmental charge required to be paid, and in addition a charge for its services of fifty (50) cents for each Debenture exchanged, registered, discharged from registration or transferred and may charge a sum not exceeding one dollar ($1.00) for every Debenture issued upon such exchange, registration, discharge from registration or transfer, and payment of the said charges shall be made by the party requesting such exchange, registration, discharge from registration or transfer as a condition precedent thereto.

Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon by the Trustee and Enbridge from time to time), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debenture holder under the Enbridge MTN Indenture:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Medium Term Notes or other Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Medium Term Note or Debenture; or

(b) for any exchange after such period of fully registered Debentures in denominations in excess of $1,000 for Debentures in lesser denominations, in either coupon or fully registered form, provided that the Debentures surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to the foregoing paragraph (a); or

(c) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.10 (Interim Debentures or Certificates); or

EPI MTN Indenture	Enbridge MTN Indenture

(d) for any exchange of a global Debenture as contemplated in Section 3.2 (Global Debentures); or

(e) for any exchange of any Debenture resulting from a partial redemption under Section 4.2 (Partial Redemption).

Global Debentures

With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, EPI shall cause to be kept by and at the principal office of the Trustee in Calgary and by the Trustee or such other registrar as EPI, with the approval of the Trustee, may appoint at such other place or places, if any, as EPI may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 2.09(a) (Registration of Debentures) of the EPI MTN Indenture shall govern with respect to registrations and transfers of such Debentures.

Notwithstanding any other provision of Article II (The Debentures) of the EPI MTN Indenture, a Global Debenture may not be transferred by the registered holder thereof except in the following circumstances or as otherwise specified in the supplemental indenture relating to a particular series of Debentures:

(a) a Global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(b) a Global Debenture may be transferred at any time after the Depository for such Global Debenture (i) has notified EPI that it is unwilling or unable to continue as Depository for such Global Debenture or (ii) ceases to be eligible to be a Depository under Section 2.03(b) (Global Debentures), provided that at the time of such transfer EPI has not appointed a successor Depository for such Global Debenture;

Global Debentures

(1) With respect to each series of Debentures issuable in whole or in part as one or more global Debentures, Enbridge shall cause to be kept by and at the principal office of the Trustee in Calgary and by the Trustee or such other registrar as Enbridge, with the approval of the Trustee, may appoint at such other place or places, if any, as Enbridge may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such global Debenture (being the Depository, or its nominee, for such global Debenture) as holder thereof and particulars of the global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not global Debentures, the provisions of Section 3.1 (Fully Registered Debentures) or 3.3 (Coupon Debentures), whichever are applicable, shall govern with respect to registrations and transfers of such Debentures.

(2) Notwithstanding any other provision of Article 3 of the Enbridge MTN Indenture, a global Debenture may not be transferred by the registered holder thereof except in the following circumstances or as otherwise specified in the supplemental indenture relating to a particular series of Debentures:

(a) a global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(b) a global Debenture may be transferred at any time after the Depository for such global Debenture (i) has notified Enbridge that it is unwilling or unable to continue as Depository for such global Debenture or (ii) ceases to be eligible to be a Depository under Section 2.7(2), provided that at the time of such transfer Enbridge has not appointed a successor Depository for such global Debenture;

EPI MTN Indenture	Enbridge MTN Indenture

(c) a Global Debenture may be transferred at any time after EPI has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debenture; and

(d) a Global Debenture may be transferred at any time after the Trustee has given notice of an event of default to the debenture holders pursuant to Section 7.02 (Notice of Events of Default), provided that at the time of such transfer the Trustee has not waived the event of default pursuant to Section 7.03 (Waiver of Default).

(c) a global Debenture may be transferred at any time after Enbridge has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such global Debenture; and

(d) a global Debenture may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a global Debenture, provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 6.3 (Waiver of Default).

Powers Exercisable by Extraordinary Resolution

A meeting of the debenture holders shall, in addition to any powers hereinbefore given, have the following powers, exercisable from time to time by extraordinary resolution only, except where provided otherwise in the EPI MTN Indenture:

a)     power to sanction any scheme for the reconstruction or reorganization of EPI or for the consolidation, amalgamation or merger of EPI with any other company, or for the selling or leasing of the undertaking, property and assets of EPI or any part thereof, provided that no such sanction shall be necessary for a reconstruction, reorganization, consolidation, amalgamation, merger or transfer under the provisions of Article IX (Successor Corporation) of the EPI MTN Indenture;

b)     power to sanction the distribution of any shares or securities or the use or disposal of the whole or any part of such shares or securities or any cash in such manner and for such purposes as may be deemed advisable;

c)     power to require the Trustee to enforce or refrain from enforcing any of the covenants on the part of EPI in the EPI MTN Indenture or to exercise or refrain from exercising any of the powers hereby conferred upon the Trustee or to direct the manner of exercising any such powers or to direct the Trustee to waive any default or defaults on the part of EPI on such terms as may be deemed advisable or to cancel any declaration or waiver previously made by the Trustee under the EPI MTN Indenture;

Powers Exercisable by Extraordinary Resolution

A meeting of the Debenture holders shall have the following powers exercisable from time to time, by Extraordinary Resolution only:

a)     power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Debentures, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue;

b)     power to sanction any scheme for the reconstruction, reorganization or recapitalization of Enbridge, or for the consolidation, amalgamation or merger of Enbridge into or with any other corporation, or for the transferring, selling or leasing of the undertaking, property and assets or any part thereof of Enbridge, when the consent of the holders of Debentures may be required thereto;

c)     power to sanction the exchange of the Debentures for, or the conversion of the Debentures into, shares, debentures, mortgage debentures, debenture stock, bonds or any other securities of Enbridge or any other corporation formed or to be formed;

EPI MTN Indenture	Enbridge MTN Indenture
d) power to authorize the Trustee or any other corporation, firm, person or persons to bid at any sale of EPI’s properties or assets or any part thereof and to borrow the moneys required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the moneys so borrowed and interest thereon, or itself, himself, or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any moneys so borrowed or advanced) in trust for all the holders of the Debentures outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal, premium (if any) and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, debentures or other securities of any company formed or to be formed, or partly in cash and partly in such securities, and upon such terms and conditions as may be determined by such extraordinary resolution of the debenture holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, debentures or other securities pursuant to the provisions of clause (b) of Section 15.02 of the EPI MTN Indenture, and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow moneys and to hypothecate, mortgage, pledge, charge, cede and transfer the property and assets so purchased, or any part thereof, as security for the repayment of the moneys so borrowed, with interest thereon, or itself, himself or themselves, as the case may be, to advance such moneys (in which event it, he or they shall have a lien or charge upon the property and assets so purchased for the amounts so advanced and interest thereon) and otherwise deal with such property and assets and the proceeds of any sale, transfer or conveyance thereof as the debenture holders may by such extraordinary resolution direct;

d)     power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of Enbridge;

e)     power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(c);

f)     power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debenture holders against Enbridge, or against its property, whether such rights shall arise under the Enbridge MTN Indenture or the Debentures or otherwise;

g)     power to instruct the Trustee to waive any default and/or cancel any declaration made pursuant to Section 6.3 (Waiver of Default) of the Enbridge MTN Indenture;

h)     power to assent to any modification of or change in or omission from or addition to the provisions contained in the Enbridge MTN Indenture or in any deed or instrument supplemental to the Enbridge MTN Indenture which shall be agreed to by Enbridge, and to authorize the Trustee to concur in and execute any indenture supplemental to the Enbridge MTN Indenture embodying any such modification, change, omission or addition;

i)     power to restrain any holder of any Debentures from taking or instituting any action or other proceeding for the payment of principal or interest, or for the execution of any trust or power under the Enbridge MTN Indenture, or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have Enbridge wound up or for any other remedy under the Enbridge MTN Indenture and to require such holder of any Debenture to waive any default or defaults by Enbridge under the Enbridge MTN Indenture on which any action or proceeding is founded; and, in case any action or other proceedings shall have been brought by any holder or holders of any Debentures after failure of the Trustee to act, power to direct such holder or holders and the Trustee to waive the default in respect of which such action or other proceeding shall have been brought, upon payment of the costs, charges and expenses incurred in connection therewith, and to stay or discontinue or otherwise deal with any such action or other proceeding;

EPI MTN Indenture	Enbridge MTN Indenture

e)     power to remove the Trustee from office and to appoint a new Trustee or Trustees;

f)     power to sanction any modification, abrogation, compromise, or arrangement of or in respect of the rights of the debenture holders against EPI or against the property of EPI, whether such rights shall arise under the provisions of the EPI MTN Indenture or otherwise;

g)     power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures, notes or other securities of EPI or of any company formed or to be formed;

h)     power to assent to any judgment, compromise or arrangement by EPI with any creditor, creditors or class or classes of creditors or with the holders of any shares or securities of EPI;

i)     power to authorize the Trustee, in the event of EPI making an authorized assignment or a custodian, trustee or liquidator being appointed under applicable bankruptcy or insolvency legislation or legislation relating to winding-up, for and on behalf of the debenture holders, and in addition to any claim or debt proved or made for its own account as Trustee under the EPI MTN Indenture, to file and prove a claim or debt against EPI and its property for an amount equivalent to the aggregate amount which may be payable in respect of the Debentures, value security and vote such claim or debt at meetings of creditors and generally act for and on behalf of the debenture holders in such proceedings as such extraordinary resolution may provide;

j)     power from time to time to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise on behalf of the Debenture holders such of the powers of the Debenture holders exercisable by Extraordinary Resolution or other resolution as shall be included in such appointment. The resolution making such appointment may provide for payment of the expenses and disbursements of and remuneration to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it, and the members need not be themselves holders of Debentures. Every such committee may elect its chairman, and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debenture holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

k)     power to require the Trustee to exercise or refrain from exercising any of the powers conferred upon the Trustee under the Enbridge MTN Indenture or to waive any default on the part of Enbridge upon such terms as may be provided; and

l)     power to remove the Trustee and to appoint a new Trustee to take the place of the Trustee so removed.

EPI MTN Indenture	Enbridge MTN Indenture

j)     power to require the Trustee to make a declaration under the provisions of Section 7.01 (Acceleration of Maturity on Default) of the EPI MTN Indenture and/or to proceed to enforce the security hereunder, but subject always to the provisions of Section 7.03 (Waiver of Default);

k)     power to assent to any modification of or change in or addition to or omission from the provisions contained in the Debentures or the EPI MTN Indenture which shall be agreed to by EPI, and to authorize the Trustee to concur in and execute any indenture supplemental to the EPI MTN Indenture embodying any such modification of, change in, addition to or omission from the provisions contained in the EPI MTN Indenture, or to concur in and to execute any deeds, documents or writings authorized by extraordinary resolution;

l)     power to restrain any holder of any Debenture or coupon from taking or instituting any suit or proceedings against EPI for the execution of the trusts hereof or for the recovery of any principal moneys, premium, interest or other moneys represented by the Debentures and/or coupons or for the appointment of a liquidator, receiver or receiver and manager or trustee in bankrupts or the making of a receiving order under applicable bankruptcy or insolvency legislation or from otherwise taking or carrying on any step, proceeding or action in respect of the principal moneys, premium, interest or other moneys represented by the Debentures and/or to direct such holder of any Debenture or coupon to waive any default or defaults by EPI on which any suit or proceeding is founded;

EPI MTN Indenture	Enbridge MTN Indenture

m)    power to appoint and remove a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the debenture holders, such of the powers of the debenture holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves debenture holders. Every such committee may elect its Chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all debenture holders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith; and

n)     power to sanction any amendment of the Deficiency Agreement or the Option Agreement which is materially prejudicial to EPI or which provides for any reduction in the amount of the deficiency payments or option price respectively calculated or payable thereunder.

Modifications

The rights of holders of EPI Notes under the EPI MTN Indenture may be modified. For that purpose, among others, the EPI MTN Indenture contains provisions making binding upon all holders of the Debentures, resolutions passed at meetings of the holders of Debentures, duly convened and held in accordance with the provisions contained in the EPI MTN Indenture, upon a poll by the affirmative vote of not less than 75% of the votes given upon such poll or instruments in writing signed by holders of not less than 75% of the principal amount of outstanding Debentures. In certain cases, modification will require separate assent by the holders of the required percentages of the Debentures of each series or tranche outstanding under the EPI MTN Indenture. Reference is made to the EPI MTN Indenture for detailed provisions relating to voting and meetings of holders of the Debentures.

Modification

The rights of the holders of the Debentures under the Enbridge MTN Indenture may be modified. For that purpose, among others, the Enbridge MTN Indenture contains provisions making binding upon all holders of the Debentures, resolutions passed at meetings of such noteholders by the affirmative votes of not less than 66 ⅔% of the principal amount of such Debentures present or represented by proxy at such meeting or instruments in writing signed by the holders of not less than 66 ⅔% of the principal amount of all such outstanding Debentures. In certain cases, modification will require separate assent by the holders of the required percentages of Debentures of each series or tranche outstanding under the Enbridge MTN Indenture or otherwise. Reference is made to the Enbridge MTN Indenture for detailed provisions relating to voting and meetings of noteholders.

EPI MTN Indenture	Enbridge MTN Indenture

Satisfaction and Discharge

Discharge

The Trustee shall at the written request and at the expense of EPI cancel and discharge the EPI MTN Indenture and release EPI from the covenants contained in the EPI MTN Indenture (except as to the provisions relating to the indemnification of the Trustee) upon being furnished with evidence satisfactory to it (which shall be in conformity with the provisions of Section 17.04 (Evidence of Compliance) of the EPI MTN Indenture) that EPI has paid or made due provision satisfactory to the Trustee for the payment of all of the principal moneys of, the premium (if any) and the interest due or to become due on all of the Debentures for the time being outstanding under the EPI MTN Indenture at the times and in the manner therein and herein provided, and also all other moneys payable under the EPI MTN Indenture by EPI, and provided also that the principal of all the Debentures then outstanding has matured or will mature, either by effluxion of time and/or by call for redemption, within a period not exceeding 12 months from the time a cancellation and discharge of the EPI MTN Indenture is requested by EPI.

Satisfaction

No equivalent provision.

Satisfaction and Discharge

Discharge

The Trustee shall at the request of Enbridge release and discharge the Enbridge MTN Indenture and the security, if any, created pursuant hereto and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release Enbridge from its covenants contained in the Enbridge MTN Indenture (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Debentures and all other money payable under the Enbridge MTN Indenture have been paid or satisfied or that, all the outstanding Debentures having matured or having been duly called for redemption, payment thereof and of all other money payable under the Enbridge MTN Indenture has been duly and effectually provided for.

Satisfaction

Enbridge shall be deemed to have fully paid, satisfied and discharged the outstanding Debentures either:

a)     Enbridge has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making payment on the Debentures, an amount sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or redemption dates, as the case may be, of the outstanding Debentures; or

b)     Enbridge has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on the Debentures:

i.     if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada; or

EPI MTN Indenture	Enbridge MTN Indenture

ii.     if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of the outstanding Debentures.

Any questions and requests for assistance may be directed to

Enbridge Pipelines Inc.’s Information Agent, Solicitation Agent or
directly to Enbridge Pipelines Inc. at the contacts below:

Information Agent

North American Toll Free Phone: 1-833-830-9927

Outside North America, Banks, Brokers and Collect Calls:
1-289-695-3075

Email: assistance@investor.sodali.com

Contact: Bryan Seitz
Phone: 1-403-367-2019
Email: bryan.seitz@enbridge.com

Solicitation Agent

BMO Capital Markets

100 King Street West

3rd Floor Podium

Toronto, Ontario M5X 1H3

Toll Free: 1-833-418-0762

Collect: 1-416-359-6359

Email: liabilitymanagement@bmo.com

Attention: Liability Management Group

Appendix B

ENBRIDGE PIPELINES INC.

 CONSENT AND PROXY FORM

for holders of

6.55% MEDIUM TERM NOTE DEBENTURES DUE NOVEMBER 17, 2027	(CUSIP: 46065ZAE7)
6.05% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 12, 2029	(CUSIP: 29250ZAC2)
3.52% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 22, 2029	(CUSIP: 29250ZAX6)
6.50% MEDIUM TERM NOTE DEBENTURES DUE JUNE 11, 2029	(CUSIP: 29250ZAD0)
2.82% MEDIUM TERM NOTE DEBENTURES DUE MAY 12, 2031	(CUSIP: 29250ZAZ1)
5.08% MEDIUM TERM NOTE DEBENTURES DUE DECEMBER 19, 2036	(CUSIP: 29250ZAG3)
5.35% MEDIUM TERM NOTE DEBENTURES DUE NOVEMBER 10, 2039	(CUSIP: 29250ZAJ7)
5.33% MEDIUM TERM NOTE DEBENTURES DUE APRIL 6, 2040	(CUSIP: 29250ZAM0)
4.55% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 17, 2043	(CUSIP: 29250ZAR9)
4.55% MEDIUM TERM NOTE DEBENTURES DUE SEPTEMBER 29, 2045	(CUSIP: 29250ZAU2)
4.13% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 9, 2046	(CUSIP: 29250ZAW8)
4.33% MEDIUM TERM NOTE DEBENTURES DUE FEBRUARY 22, 2049	(CUSIP: 29250ZAY4)
4.20% MEDIUM TERM NOTE DEBENTURES DUE MAY 12, 2051	(CUSIP: 29250ZBA5)
5.82% MEDIUM TERM NOTE DEBENTURES DUE AUGUST 17, 2053	(CUSIP: 29250ZBB3)

pursuant to the Management Information Circular and Consent Solicitation Statement of Enbridge Pipelines Inc. dated May 25, 2026

Proxies for the Meeting to be held on June 25, 2026 (if required)

Please return this Consent and Proxy Form to Computershare Investor Services Inc., as Tabulation Agent for EPI Noteholders:

CONSENT/VOTE BY EMAIL:

To be effective, this Consent and Proxy Form must be completed, signed and returned by e-mail to:

Email: ellis.amabel@computershare.com; leslie.guo@computershare.com

Attention: Ellis Amabel; Leslie Guo, Relationship Manager

CONSENT/VOTE BY HAND OR COURIER:

If you choose the hand delivery or courier option, this Consent and Proxy Form must be completed, signed and hand delivered or couriered to:

Computershare Investor Services Inc.

510 Burrard Street, 3rd Floor,

Vancouver, BC V6C 3B9

This consent and proxy form (this “Consent and Proxy Form”) is delivered by or on behalf of Enbridge Pipelines Inc. (“EPI”), together with the accompanying management information circular and consent solicitation statement of EPI dated May 25, 2026 (as amended, modified or supplemented, the “Circular”). Capitalized terms used but not defined in this Consent and Proxy Form have the meanings given to them in the accompanying Circular.

EPI is separately but concurrently soliciting written consents (the “Consent Solicitation”) and proxies (the “Proxy Solicitation”) of the holders (“EPI Noteholders”) of issued and outstanding 6.55% medium term note debentures due November 17, 2027; 6.05% medium term note debentures due February 12, 2029; 3.52% medium term note debentures due February 22, 2029; 6.50% medium term note debentures due June 11, 2029; 2.82% medium term note debentures due May 12, 2031; 5.08% medium term note debentures due December 19, 2036; 5.35% medium term note debentures due November 10, 2039; 5.33% medium term note debentures due April 6, 2040; 4.55% medium term note debentures due August 17, 2043; 4.55% medium term note debentures due September 29, 2045; 4.13% medium term note debentures due August 9, 2046; 4.33% medium term note debentures due February 22, 2049; 4.20% medium term note debentures due May 12, 2051; and 5.82% medium term note debentures due August 17, 2053 (collectively, the “EPI Notes”) in respect of the extraordinary resolution (the “Note Exchange Resolution”), to authorize EPI and the EPI Note Trustee (as defined below), at EPI’s option, to enter into a supplemental indenture (the “EPI MTN Supplemental Indenture”) amending the terms of the trust indenture dated as of October 1, 1966 between EPI and Computershare Trust Company of Canada, as trustee (the “EPI Note Trustee”), as amended or supplemented, and as may be further amended or supplemented from time to time, such that, in accordance with the steps described in the Circular, all of the issued and outstanding EPI Notes will be exchanged for an equal principal amount of newly issued medium term notes of Enbridge Inc. having financial terms that are the same as the financial terms of the EPI Notes (the “Note Exchange Transaction”), all subject to the terms and conditions set forth in the Circular.

In addition to the Consent Solicitation, EPI is, pursuant to the Proxy Solicitation, soliciting proxies in connection with the meeting (the “Meeting”) of EPI Noteholders that has been called to consider and, if deemed advisable, pass the Note Exchange Resolution which, if required, will be held at 10:00 a.m. (Calgary Time) / 12:00 p.m. (Toronto time), on June 25, 2026 at the offices of McCarthy Tétrault LLP, 421 7th Avenue SW, Suite 4000, Calgary, Alberta, unless adjourned or postponed. The Meeting will only be held if the Consent Solicitation does not achieve the required 75% approval threshold as more fully described in the Circular. If EPI fails to obtain the requisite consents of the EPI Noteholders pursuant to the Consent Solicitation and the Meeting is held, the EPI Noteholders will be asked at the Meeting to consider and, if deemed advisable, pass the Note Exchange Resolution authorizing and approving the Note Exchange Transaction and authorizing EPI, at its option, and the EPI Note Trustee to enter into the EPI MTN Supplemental Indenture to implement the Note Exchange Transaction, all subject to the terms and conditions set forth in the Circular.

NOTEHOLDERS ARE ENCOURAGED TO SUBMIT THEIR WRITTEN CONSENT BEFORE THE JUNE 10, 2026 DEADLINE.

THE CONSENT DEADLINE FOR THE SUBMISSION OF CONSENTS IS 5:00 P.M. (TORONTO TIME) ON JUNE 10, 2026, UNLESS SUCH DEADLINE IS EXTENDED.

THE PROXY DEADLINE FOR THE SUBMISSION OF PROXIES IS 12:00 P.M. (TORONTO TIME) ON JUNE 23, 2026, UNLESS SUCH DEADLINE IS EXTENDED OR THE MEETING IS CANCELLED, OR OTHERWISE ADJOURNED OR POSTPONED.

Only registered EPI Noteholders are required to complete a Consent and Proxy Form. Beneficial EPI Noteholders must provide instructions to their CDS Participant who will execute an election of those instructions through CDSX.

EPI reserves the right to waive the Consent Deadline and/or the Proxy Deadline and accept and treat as valid those Consent and Proxy Forms received after the Consent Deadline or Proxy Deadline, as applicable, for the purpose of both the Consent Solicitation and the Meeting. For Beneficial EPI Noteholders holding through CDS Participants, such CDS Participants may set deadlines for the return of written consents and proxies or other voting instructions by Beneficial EPI Noteholders that are in advance of the Consent Deadline or Proxy Deadline, as applicable.

EPI reserves the right to extend or modify the Consent Deadline for the Consent Solicitation at any time in its sole discretion. In the event that the Consent Solicitation is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline, EPI will cancel the Meeting. In such circumstances, EPI Noteholders and CDS Participants may have minimal notice that the Meeting has been cancelled. Accordingly, EPI Noteholders should submit elections with respect to the Note Exchange Resolution through CDSX as soon as possible, and prior to the Consent Deadline at 5:00 p.m. (Toronto Time) on June 10, 2026, to be assured of their entitlement to Amendment Review Fees.

Part 1 – Consent and Voting

The undersigned holder of EPI Notes hereby:

(CLEARLY MARK ONLY THE APPLICABLE BOX AND COMPLETE THE “EPI NOTE DETAILS” table FOLLOWING THE SIGNATURE PAGE OF THIS CONSENT AND PROXY FORM)

Consent/Voting Instructions
☐ CONSENTS TO/VOTES FOR
☐ WITHHOLDS CONSENT FROM/VOTES AGAINST

the Note Exchange Resolution authorizing and approving the Note Exchange Transaction, as more particularly described in the Circular. The full text of the Note Exchange Resolution authorizing and approving the Note Exchange Transaction is set forth in Appendix A to the Circular.

If an EPI Noteholder submits a Consent and Proxy Form that does not specify whether such EPI Noteholder consents to or withholds consent from, or votes for or against, the Note Exchange Resolution, such EPI Noteholder will be deemed to have consented to, and directed the proxyholder designated in the Consent and Proxy Form to vote FOR, the Note Exchange Resolution.

Beneficial EPI Noteholders who authorize and direct their CDS Participant to elect to consent to and vote for the Note Exchange Resolution through CDSX prior to the Consent Deadline, and whose CDS Participant makes such election through CDSX prior to the Consent Deadline, shall be considered to have provided written consent to the Note Exchange Resolution for the purposes of the Consent Solicitation and to have appointed the management appointee for the purposes of the Meeting. In this regard, all references to “consents” herein include delivery of a consent authorizing the Note Exchange Transaction by way of electronic communication through a Beneficial EPI Noteholder’s CDS Participant and CDSX.

Part 2: Proxy Appointment

If the Consent Solicitation does not achieve the required 75% approval threshold by the Consent Deadline, it is expected that the Meeting will proceed as described in the Circular. If the Meeting is held, each EPI Noteholder present in person or represented by a duly appointed proxyholder will be entitled to one vote in respect of each $1,000 principal amount of EPI Notes held by such EPI Noteholder as of the Record Date (being the close of business (Toronto time) on May 20, 2026).

If the Meeting is held, the applicable EPI Notes will be voted as specified in Part 1 [Consent and Voting] above or, if no direction is given, will be voted FOR the Note Exchange Resolution at the Meeting. The undersigned hereby appoints Jonathan E. Gould, Treasurer of EPI or, failing him, Nafeesa Kassam, Vice President, Finance of EPI, as proxyholder to attend, represent, vote and act on behalf of the undersigned in respect of any matter that may properly come before the Meeting.

The undersigned hereby confers upon the person(s) named herein discretionary authority with respect to amendments to or variations of matters identified in the Notice of Meeting accompanying the Circular and with respect to any other matters that may properly come before the Meeting. Without restricting the general authorization and power hereby conferred, the designee named above is specifically instructed to vote the EPI Notes to which this Consent and Proxy Form relates as specified in Part 1 [Consent and Voting] above.

Part 3: Terms and EPI Noteholder Information

By executing this Consent and Proxy Form, the undersigned acknowledges receipt of the Circular. The terms and conditions of the Consent Solicitation and the Proxy Solicitation set forth in the Circular are incorporated herein by reference and form part of the terms and conditions of this Consent and Proxy Form.

The Note Exchange Transaction will be implemented by the EPI MTN Supplemental Indenture and will become effective and binding upon all EPI Noteholders (including non-consenting and non-voting EPI Noteholders) as of the date to be specified in the Effectiveness Notice and Undertaking (as defined in the Circular). EPI also reserves the right to cancel the Meeting at any time prior to commencement of the Meeting and/or to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

Please read and refer to the “Instructions and Important Notes” section of this Consent and Proxy Form.

The Consent Solicitation and the Proxy Solicitation is made on behalf of management of EPI.

The undersigned must provide all applicable information in the table on the following page and sign and date where indicated.

[The remainder of this page is intentionally left blank. Signature page follows.]

DATED this ______ day of __________________, 2026

Signature of Authorized Signatory:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address:

Name of EPI Noteholder:

Address (including Postal Code):

Area Code and Telephone No.:

Email:

PLEASE COMPLETE THE TABLE ON THE FOLLOWING PAGE AND Also see “Instructions and Important Notes” below for important acknowledgements, representations and warranties and information on execution of this Consent AND PROXY Form.

EPI NOTE DETAILS

(if more space is required to provide the information requested below, please attach a separate sheet hereto)

Description of Applicable EPI Notes	CUSIP	Record Date Position	Principal Amount for which Consent and Proxy Form is Delivered (if less than all)

INSTRUCTIONS AND IMPORTANT NOTES

This Consent and Proxy Form should be read in conjunction with the Circular and any other accompanying documentation provided by EPI.

Deposit and Delivery

The Consent Deadline for the submission of Consent and Proxy Forms by EPI Noteholders in connection with the Consent Solicitation is 5:00 p.m. (Toronto time) on June 10, 2026, unless such deadline is extended.

The Proxy Deadline for the submission of Consent and Proxy Forms by EPI Noteholders or their duly appointed proxyholders in connection with the Meeting, if held, is 12:00 p.m. (Toronto time) on June 23, 2026, unless such deadline is extended or the Meeting is adjourned or postponed, in which case the Proxy Deadline for submitting a proxy shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the beginning of any adjourned or postponed Meeting.

EPI reserves the right to waive the Consent Deadline and/or the Proxy Deadline and accept and treat as valid those Consent and Proxy Forms received after the Consent Deadline or Proxy Deadline, as applicable, for the purpose of both the Consent Solicitation and the Meeting. For Beneficial EPI Noteholders holding through CDS Participants, such CDS Participants may set deadlines for the return of written consents and proxies or other voting instructions by Beneficial EPI Noteholders that are in advance of the Consent Deadline or Proxy Deadline, as applicable.

If the Consent Solicitation results in consents being submitted by EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes by the Consent Deadline, the Note Exchange Resolution will be passed by written consent and the Meeting will be cancelled. Furthermore, EPI reserves the right to extend or modify the Consent Deadline for the Consent Solicitation at any time in its sole discretion. In the event that the Consent Solicitation is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline, EPI will cancel the Meeting. In such circumstances, EPI Noteholders and CDS Participants may have minimal notice that the Meeting has been cancelled. Accordingly, EPI Noteholders should submit elections with respect to the Note Exchange Resolution through CDSX as soon as possible, and prior to the Consent Deadline at 5:00 p.m. (Toronto Time) on June 10, 2026, to be assured of their entitlement to Amendment Review Fees.

Representations and Warranties

The signatory hereof hereby represents and warrants that such signatory has full power and authority to deliver this Consent and Proxy Form in its own capacity or for and on behalf of the EPI Noteholder(s) for which this Consent and Proxy Form pertains, as applicable.

Date and Signing

If the EPI Notes are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this Consent and Proxy Form. If you are voting and consenting on behalf of a corporation or another individual, you must sign this Consent and Proxy Form with your signing capacity stated, and you may be required to provide documentation evidencing your authority to sign this Consent and Proxy Form.

If this Consent and Proxy Form is not dated, it will be deemed to bear the date on which it is sent by EPI to the EPI Noteholder.

Beneficial Holders of EPI Notes and CDS Participants

Only registered EPI Noteholders as of the Record Date are entitled to deliver Consent and Proxy Forms with respect to the Note Exchange Resolution and to vote at the Meeting, if held. Based on the register of EPI Notes maintained by the EPI Note Trustee, all of the EPI Notes are held through a “book-entry” system pursuant to which the EPI Notes are represented by global certificates registered in the name of CDS Clearing and Depository Services Inc. or its nominee (“CDS”) and, as such, CDS is the sole registered holder of the EPI Notes. CDS, as the sole registered holder of the EPI Notes, may only consent to or withhold consent from the Note Exchange Resolution or vote at the Meeting in accordance with instructions received from the Beneficial EPI Noteholders.

A Beneficial EPI Noteholder as of the Record Date is entitled to provide instructions regarding whether to consent to or withhold consent from the Note Exchange Resolution as part of the Consent Solicitation, and direct how the EPI Notes beneficially owned by such EPI Noteholder are to be voted at the Meeting, if held.

Beneficial EPI Noteholders as of the Record Date wishing to make an election to consent to or withhold consent from the Note Exchange Resolution as part of the Consent Solicitation or to have their EPI Notes voted at the Meeting, if held, must provide instructions to their CDS Participant who will execute an election of those instructions, through CDSX, in sufficient time (as determined by their CDS Participant through which they hold their EPI Notes) prior to the Consent Deadline or Proxy Deadline, as applicable.

Beneficial EPI Noteholders may direct their CDS Participant to make an election to consent to or withhold consent from the Note Exchange Resolution and vote through CDSX prior to the applicable deadline. No Consent and Proxy Form is required to be executed with respect to the EPI Noteholder’s consent or vote through CDSX pursuant to the Consent Solicitation or the Proxy Solicitation. A Beneficial EPI Noteholder may authorize and direct their CDS Participant to consent/withhold consent and vote on its behalf through CDSX. Instructions and directions submitted through CDSX will constitute an instruction and direction to the registered EPI Noteholder, being CDS, to complete, execute and deliver a Consent and Proxy Form as so instructed.

Transfers of EPI Notes

The delivery of a Consent and Proxy Form will not affect an EPI Noteholder’s right to sell or transfer its EPI Notes; however, all Consent and Proxy Forms received prior to the Consent Deadline or Proxy Deadline, as applicable, will be effective notwithstanding a subsequent transfer of such EPI Notes and such Consent and Proxy Form will be binding upon all transferees of such EPI Notes.

Additional Information

If you have any questions or need assistance, please contact the Information Agent, Sodali & Co, or the Solicitation Agent, BMO Nesbitt Burns Inc., as indicated on the back of this Consent and Proxy Form. Questions concerning the terms of the Consent Solicitation should be directed to the Information Agent or the Solicitation Agent. Completed Consent and Proxy Forms must be returned to the Tabulation Agent at the address indicated on the back of this Consent and Proxy Form.

Disclaimer

The EPI Note Trustee will not be involved in tabulating the results of the Meeting, including verifying the holdings of EPI Noteholders and validating proxies. Further, the EPI Note Trustee will not be responsible for organizing or conducting the Meeting. EPI Noteholders acknowledge that the EPI Note Trustee is not liable for any damages incurred in connection with calling, holding and convening the Meeting and understand and consent to the process for attending and voting at the Meeting as set out in the Circular.

The Tabulation Agent for the Consent Solicitation and the Meeting is:

Computershare Investor Services Inc.,

By Email (preferred method)

Email: ellis.amabel@computershare.com; leslie.guo@computershare.com

By Hand or by Courier

Computershare Investor Services Inc.

510 Burrard Street, 3rd Floor,

Vancouver, BC V6C 3B9

Any questions and requests for assistance may be directed to

Enbridge Pipelines Inc.’s Information Agent and/or Solicitation Agent at the contacts below:

Information Agent

North American Toll Free Phone: 1-833-830-9927

Outside North America, Banks, Brokers and Collect Calls:

1-289-695-3075

Email: assistance@investor.sodali.com

Solicitation Agent

BMO Capital Markets

100 King Street West

3rd Floor Podium

Toronto, Ontario M5X 1H3

Toll Free: 1-833-418-0762

Collect: 1-416-359-6359

Email: liabilitymanagement@bmo.com

Attention: Liability Management Group

Appendix C

NEWS RELEASE

Enbridge Inc. and Enbridge Pipelines Inc. Announce Debt Exchange Proposal

CALGARY, AB, May 25, 2026 - Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge) and its wholly owned subsidiary Enbridge Pipelines Inc. (EPI) today announced that they are seeking the approval of the holders (EPI Noteholders) of all outstanding series of EPI’s medium term note debentures listed below (EPI Notes) to exchange all outstanding EPI Notes for an equal principal amount of newly issued medium term notes of Enbridge (Enbridge Notes), having financial terms that are the same as the financial terms of the EPI Notes (the Note Exchange Transaction). The Enbridge Notes will be governed by Enbridge’s existing medium term note trust indenture dated as of October 20, 1997, as amended and supplemented, which governs Enbridge’s other senior Canadian dollar unsecured debt securities.

The Note Exchange Transaction is being proposed to give EPI flexibility to operate its business, while also delivering a range of operational, structural and capital markets benefits to EPI, Enbridge and the EPI Noteholders. Please see EPI’s management information circular and consent solicitation statement dated May 25, 2026 (the Circular) for additional information regarding the Note Exchange Transaction, including the rationale for the Note Exchange Transaction.

EPI is soliciting consents and proxies from EPI Noteholders, as a single class, to pass an extraordinary resolution to approve the Note Exchange Transaction (the Note Exchange Resolution).

The deadline for the submission of written consents is 5:00 p.m. (Toronto time) on June 10, 2026, unless extended by EPI in its sole discretion (the Consent Deadline).

The deadline for deposit of proxies for the Meeting (as defined below), if held, is 12:00 p.m. (Toronto time) on June 23, 2026, unless the Meeting is adjourned or postponed (the Proxy Deadline).

If EPI Noteholders holding not less than 75% of the aggregate principal amount of the EPI Notes deliver valid written consents in favor of the Note Exchange Resolution by the Consent Deadline, the Note Exchange Resolution will be passed by written consent and the meeting of EPI Noteholders scheduled for 10:00 a.m. (Calgary time) / 12:00 p.m. (Toronto time) on June 25, 2026, to be held in Calgary, Alberta, to approve the Note Exchange Resolution (the Meeting) will be cancelled.

The following EPI Notes will be eligible to participate in the Note Exchange Transaction:

Coupon	Maturity Date	CUSIP	Amendment Review Fee (per $1,000 principal amount of EPI Notes)
6.55%	NOVEMBER 17, 2027	46065ZAE7	$1.50
6.05%	FEBRUARY 12, 2029	29250ZAC2	$1.50
3.52%	FEBRUARY 22, 2029	29250ZAX6	$1.50
6.50%	JUNE 11, 2029	29250ZAD0	$1.50
2.82%	MAY 12, 2031	29250ZAZ1	$3.50
5.08%	DECEMBER 19, 2036	29250ZAG3	$3.50
5.35%	NOVEMBER 10, 2039	29250ZAJ7	$3.50
5.33%	APRIL 6, 2040	29250ZAM0	$3.50
4.55%	AUGUST 17, 2043	29250ZAR9	$5.00
4.55%	SEPTEMBER 29, 2045	29250ZAU2	$5.00
4.13%	AUGUST 9, 2046	29250ZAW8	$5.00
4.33%	FEBRUARY 22, 2049	29250ZAY4	$5.00
4.20%	MAY 12, 2051	29250ZBA5	$5.00
5.82%	AUGUST 17, 2053	29250ZBB3	$5.00

The record date for determining the EPI Noteholders entitled to vote on the Note Exchange Transaction has been set as the close of business (Toronto time) on May 20, 2026.

If the Note Exchange Resolution is approved via written consent or at the Meeting, EPI Noteholders that have validly provided their written consent and proxy by the applicable deadline will receive the applicable amendment review fees (Amendment Review Fees) as noted in the table above and described in the Circular. No amendment review fee will be payable to EPI Noteholders unless the Note Exchange Resolution is approved.

EPI reserves the right to extend or modify the Consent Deadline at any time in its sole discretion. In the event that the Consent Deadline is extended and the required 75% approval threshold for the Note Exchange Resolution is achieved prior to the Proxy Deadline, EPI will cancel the Meeting. In such circumstances, EPI Noteholders may have minimal notice that the Meeting has been cancelled. Accordingly, EPI Noteholders should submit elections with respect to the Note Exchange Resolution as soon as possible, and prior to the Consent Deadline of 5:00 p.m. (Toronto time) on June 10, 2026, to be assured of their entitlement to Amendment Review Fees.

BMO Nesbitt Burns Inc. (BMO Capital Markets) is the Solicitation Agent for the Note Exchange Transaction, Computershare Investor Services Inc. is retained as the Tabulation Agent and Sodali & Co. is retained as the Information Agent.

Copies of the Circular and any other proxy and consent solicitation materials may be obtained free of charge upon request made to the Information Agent by calling toll free in North America at 1-833-830-9927 (1-289-695-3075 by collect call) or by email at assistance@investor.sodali.com. They may also be accessed electronically on EPI’s profile on SEDAR+ at www.sedarplus.com and by written request to 200, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, Attn: Investor Relations, or by sending an email to corporatesecretary@enbridge.com.

Questions concerning the Meeting and the Note Exchange Transaction should be directed to BMO Capital Markets by telephone at 1-416-359-6359 or toll-free at 1-833-418-0762 or by email at liabilitymanagement@bmo.com.

NOTICE TO EPI NOTEHOLDERS IN THE UNITED STATES

The Enbridge Notes to be issued in connection with the Note Exchange Transaction have not been registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act) and are being issued pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The Note Exchange Transaction described in this press release is made for the securities of a Canadian corporation. The Note Exchange Transaction is subject to the disclosure requirements of Canada, and EPI Noteholders in the United States (U.S. EPI Noteholders) should be aware that the foregoing disclosure requirements are different from those of the United States.

It may be difficult for U.S. EPI Noteholders to enforce their rights and any claims U.S. EPI Noteholders may have arising under U.S. federal securities laws, since EPI and Enbridge are located in Canada, and many of their officers and directors are residents of Canada. U.S. EPI Noteholders may not be able to sue a Canadian corporation or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian corporation and its affiliates to subject themselves to a U.S. court’s judgment.

U.S. EPI Noteholders should be aware that, prior to the consummation of the Note Exchange Transaction, EPI, Enbridge or their respective affiliates, directly or indirectly, may bid for or make purchases of EPI Notes or certain related securities, as permitted by applicable laws and regulations of the United States or Canada or its provinces or territories.

FORWARD-LOOKING STATEMENTS

Forward-looking information, or forward-looking statements, has been included in this news release to provide information about Enbridge and EPI, including statements with respect to: the date and timing of the Meeting, the approval by EPI Noteholders of the Note Exchange Resolution, the completion of the Note Exchange Transaction, the terms of the Enbridge Notes to be issued to EPI Noteholders in exchange for their EPI Notes, the amendment review fees to be paid to EPI Noteholders if the Note Exchange Resolution is approved and the Note Exchange Transaction is completed, and the pursuit or implementation of any transactions or other activities by EPI. This information may not be appropriate for other purposes. Although Enbridge and EPI believe that these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual result, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the approval of the Note Exchange Resolution, the completion of the Note Exchange Transaction and the business and financial strength of Enbridge and EPI.

The forward-looking statements contained herein are subject to risks and uncertainties pertaining to the approval of the Note Exchange Resolution and the completion of the Note Exchange Transaction. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s and EPI’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge and EPI assume no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, EPI or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements.

About Enbridge Inc.

At Enbridge, we safely connect millions of people to the energy they rely on every day, fueling quality of life through our North American natural gas, oil and renewable power networks and our growing European offshore wind portfolio. We're investing in modern energy delivery infrastructure to sustain access to secure, affordable energy and building on more than a century of operating conventional energy infrastructure and two decades of experience in renewable power. We're advancing new technologies including hydrogen, renewable natural gas, and carbon capture and storage. Headquartered in Calgary, Alberta, Enbridge's common shares trade under the symbol ENB on the Toronto (TSX) and New York (NYSE) stock exchanges. To learn more, visit us at enbridge.com.

None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise forms part of this news release.

About Enbridge Pipelines Inc.

EPI is primarily a transporter of western Canadian and United States crude oil, refined petroleum products and natural gas liquids. Its Canadian Mainline System transports crude oil from western Canada to the Midwest region of the United States and eastern Canada and serves all of the major refining centers in Ontario. EPI also operates the Southern Lights Canada Pipeline, which transports diluent from the Canada/United States border to western Canada, and holds investments in renewable and alternative power generation assets.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community

Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: media@enbridge.com	Email: investor.relations@enbridge.com

Appendix D

Enbridge Pipelines Inc.
Note Exchange

Investor Presentation
May 2026

Investor Presentation May 2026 Enbridge Pipelines Inc. Note Exchange

1 Readers’ Advisory This presentation (this “Presentation”) has been prepared by Enbridge Pipelines Inc. (“EPI”) and Enbridge Inc. (“Enbridge” and together with EPI, the “Enbridge Parties”) solely for information purposes. This Presentation is for the use of only those persons to whom it is delivered, solely for the purpose of considering the Note Exchange Transaction (as defined herein), and is not to be used for any other purpose. A management information circular and consent solicitation statement (the “Circular”) containing important information relating to the Note Exchange Transaction has been or will be provided to holders of the EPI Notes (as defined herein). This presentation does not provide full disclosure of all material facts relating to the Note Exchange Transaction. Holders of the EPI Notes receiving or viewing this presentation should read the Circular and any amendment thereto for disclosure of those facts, especially risk factors relating to the Note Exchange Transaction. No securities commission or regulatory authority in Canada, or any other jurisdiction, has in any way passed on the merits of the Note Exchange Transaction or the securities described herein, nor has it reviewed this Presentation, and any representation to the contrary is an offence. This Presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The distribution of this Presentation and the offering, purchase or sale of securities of the Enbridge Parties in certain jurisdictions is restricted by law. Persons into whose possession this Presentation may come are required by the Enbridge Parties to comply with all applicable laws and regulations in effect in any jurisdiction in or from which it invests or receives or possesses this Presentation and must obtain any consent, approval or permission required under the laws and regulations in effect in such jurisdiction, and the Enbridge Parties shall not have any responsibility or liability for such obligations. This Presentation is not, and is not intended to be, an advertisement, prospectus or offering memorandum, and is made available on the express understanding that it does not contain all information that may be required to evaluate and will not be used by readers in connection with, the purchase of or investment in any securities of any entity. This Presentation accordingly should not be treated as giving investment advice and is not intended to form the basis of any investment decision. Readers should not construe the contents of this Presentation as legal, tax, regulatory, financial or accounting advice and are urged to consult with their own advisers in relation to such matters. This Presentation does not purport to be comprehensive or to contain all the information that a recipient may need in order to evaluate the Note Exchange Transaction or entities described herein. No representation or warranty, express or implied, is given and, so far as is permitted by law no responsibility or liability is accepted by any person, with respect to the accuracy, fairness or completeness of this Presentation or its contents or any oral or written communication in connection with the Note Exchange Transaction or entities described herein. Legal Notice

2 Notice to EPI Noteholders in the United States The Enbridge Notes to be issued in connection with the Note Exchange Offer have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and are being issued pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. The Note Exchange Offer described in this Presentation is made for the securities of a Canadian company. The Note Exchange Offer is subject to disclosure requirements of Canada, and EPI Noteholders in the United States should be aware that the foregoing disclosure requirements are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since EPI and Enbridge are located in Canada, and many of their officers and directors are residents of Canada. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment. EPI Noteholders should be aware that, prior to the consummation of the Note Exchange Transaction, EPI, Enbridge or their respective affiliates, directly or indirectly, may bid for or make purchases of EPI Notes or certain related securities, as permitted by applicable laws and regulations of the United States or Canada or its provinces or territories. Legal Notice

3 Forward-Looking Statements Certain statements contained in this Presentation may constitute forward-looking statements and forward looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions or the negative thereof. In particular, this Presentation contains forward-looking statements pertaining to: the anticipated completion of the Note Exchange Transaction; the anticipated completion of the proposed transfer of the Canadian Mainline and any Indigenous Partnership Transaction (as defined herein) in connection therewith and any benefits thereof; certain strategic benefits that may result from Indigenous partnerships; certain strategic and financial benefits that may result from the completion of the Note Exchange Transaction; the expected benefits of the Note Exchange Transaction for the holders of EPI Notes; the ability of the Enbridge Parties to complete the transactions contemplated by the Note Exchange Transaction; the terms of the Enbridge Notes (as defined herein) to be issued to EPI’s noteholders in exchange for their EPI Notes and the payments to be made to EPI noteholders if the Note Exchange Transaction is approved and completed; and statements relating to anticipated credit ratings applicable to the Enbridge Notes to be issued to EPI noteholders pursuant to the Note Exchange. These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting: the perceived benefits of the Note Exchange Transaction, which are based upon a number of facts, including the terms and conditions contained in the Enbridge medium term note trust indenture and the EPI medium term note trust indenture, current industry, economic and market conditions, the satisfaction of all conditions to the Note Exchange Transaction; and the effects of the Note Exchange Transaction on each of the Enbridge Parties. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Enbridge Parties believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Presentation should not be unduly relied upon. These statements speak only as of the date of this Presentation. Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include: the market value of the EPI Notes; conditions to the completion of the Note Exchange Transaction including EPI noteholder approval; and risks related to the realization of any possible benefits of the Note Exchange Transaction. Legal Notice

4 On May 25, 2026, Enbridge Pipelines Inc. (“EPI”) launched a consent solicitation (the “Consent Solicitation”) to seek the approval of holders (the “EPI Noteholders”) of its outstanding medium term notes (the “EPI Notes") by way of an extraordinary written resolution (the “Note Exchange Resolution”) to allow the exchange of the EPI Notes for an equal principal amount of newly issued medium term notes (the “Enbridge Notes”) of Enbridge Inc. (“Enbridge”), having the same financial terms as the EPI Notes (the “Note Exchange Transaction”) The Enbridge Notes will be governed by the existing Enbridge medium term note trust indenture dated as of October 20, 1997 between Enbridge and Computershare Trust Company of Canada, as amended and supplemented, which governs all of Enbridge’s outstanding C$ notes In the Consent Solicitation, EPI is seeking approval for the Note Exchange Resolution by way of written consent of EPI Noteholders representing not less than 75% of the aggregate principal amount of EPI Notes outstanding If the required approval threshold isn’t met under the Consent Solicitation, EPI will convene a meeting of EPI Noteholders (the “Meeting”) Quorum for the Meeting requires at least two individuals present, in person or by proxy, who represent not less than a majority of the aggregate principal amount of EPI Notes outstanding Not less than 75% of outstanding principal amount present and voting at the Meeting required to vote in favor of the Note Exchange Resolution All voting EPI Noteholders will receive an amendment review fee if the Note Exchange Resolution is approved and the Note Exchange Transaction is completed (regardless of voting for or against) Note Exchange Transaction Key Dates May 20 Record Date May 25 Consent Launch June 10 Written Consent Deadline June 23 Proxy Deadline June 25 Meeting (if necessary) EPI Notes Coupon Maturity Principal Amount (C$) CUSIP Amendment Review Fee (per C$1,000) 6.55% November 17, 2027 50,000,000 46065ZAE7 $1.50 6.05% February 12, 2029 65,000,000 29250ZAC2 $1.50 3.52% February 22, 2029 600,000,000 29250ZAX6 $1.50 6.50% June 11, 2029 109,600,000 29250ZAD0 $1.50 2.82% May 12, 2031 400,000,000 29250ZAZ1 $3.50 5.08% December 19, 2036 150,000,000 29250ZAG3 $3.50 5.35% November 10, 2039 200,000,000 29250ZAJ7 $3.50 5.33% April 6, 2040 300,000,000 29250ZAM0 $3.50 4.55% August 17, 2043 300,000,000 29250ZAR9 $5.00 4.55% September 29, 2045 400,000,000 29250ZAU2 $5.00 4.13% August 9, 2046 400,000,000 29250ZAW8 $5.00 4.33% February 22, 2049 600,000,000 29250ZAY4 $5.00 4.20% May 12, 2051 400,000,000 29250ZBA5 $5.00 5.82% August 17, 2053 350,000,000 29250ZBB3 $5.00

5 Background to the Note Exchange Transaction EPI and Enbridge Mainline GP Inc. on behalf of a to be formed limited partnership (“New Mainline LP”) have filed an application with the Canada Energy Regulator for leave and related approvals in relation to the proposed transfer of certain components of EPI's federally regulated Canadian oil transmission system (the "Canadian Mainline") to Enbridge Mainline GP Inc. on behalf of New Mainline LP EPI is proposing to transfer ownership of the Canadian Mainline for the purposes of facilitating a potential indirect minority equity investment in the Canadian Mainline by Indigenous investors (an “Indigenous Partnership Transaction”) Certain EPI covenants would require amendment to facilitate the proposed transfer and any potential subsequent investment in the Canadian Mainline System by Indigenous investors; Enbridge believes that the Note Exchange is a natural path forward for the benefit of all stakeholders EPI would continue to operate and maintain the Canadian Mainline on behalf of New Mainline LP, and there would be no changes to the terms and conditions of Canadian Mainline’s operations, services or business practices In order to facilitate the proposed transfer of the Canadian Mainline to New Mainline LP, EPI is undertaking the Note Exchange Transaction Proposed Post-Transfer Ownership Structure (Simplified) Canadian Mainline New Mainline LP Enbridge Inc. Enbridge Pipelines Inc. Enbridge Mainline GP Inc. Current Ownership Structure (Simplified) Canadian Mainline Enbridge Inc. Enbridge Pipelines Inc. Enbridge Mainline GP Inc. Denotes other wholly-owned indirect subsidiaries of Enbridge Inc.

6 Strategic Rationale for Indigenous Partnerships Enbridge continues to control and operate the assets, reinforcing stability and predictability Proven model provides permanent equity partnership Monetize minority interest in key assets at strong market-based valuations Reinforce Enbridge’s commitment to a strong balance sheet and existing leverage targets Strengthen Stakeholder Relationships and Advance Indigenous Economic Reconciliation Strengthen relationships and drives economic alignment with Indigenous communities across Canadian footprint now and for years to come enhancing the long-term stability and usability of the asset Aligns with Enbridge’s strategy of inclusive growth and community engagement Demonstrate Financial Discipline Maintain Control of Key Assets Enbridge has established a proven Indigenous partnership model, demonstrated through two successful transactions that deepen relationships and support long-term strategic alignment

7 Rationale for Note Exchange Transaction of EPI Notes for Enbridge Notes No Funding Advantage Credit spreads of Enbridge and EPI have converged Reflects continued strengthening of Enbridge business and financial profile Capital Structure Optimization & Transparency Further advances capital structure simplification and enhances transparency Reduces structural subordination, improving Enbridge consolidated credit profile Operational & Organizational Efficiencies Decreases the number of public debt issuers within the Enbridge family Reduces administrative inefficiencies, including accounting and financial reporting

8 Benefits of Note Exchange For EPI Noteholders Transition into Larger, More Diversified Credit Positioned for Sustainable Growth Leading North American energy infrastructure company Low-risk, utility-like business model No asset concentration risk; diversified business mix with balanced crude oil and natural gas exposure 1 Exposure to Strengthening Enbridge Credit Through Reduced Structural Subordination Simplification of corporate funding structure and reduction of structural subordination Strong credit ratings through conservative financial policies will continue to be a key component of Enbridge’s value proposition 2 Superior Liquidity and Investor Following Enbridge is one of the largest and most active corporate issuers in Canada Reducing number of infrequent issuers, such as EPI, and concentrating activity into active and prominent issuer 3 Advancing Indigenous Economic Reconciliation EPI’s unencumbered asset base supports potential strategic minority equity partnerships with Indigenous groups Any potential Indigenous partnership proceeds will be used to strengthen the balance sheet Potential opportunities for EPI Noteholders to invest in potential related Indigenous bond financings in the future 4

9 Enbridge engaged in discussions over the past two weeks with select institutional bondholders of EPI’s Notes seeking clarity as to the degree of bondholder support for the proposed exchange. On the back of these conversations and the following considerations, Enbridge formulated the amendment review fee detailed below: Credit spreads of Enbridge and EPI have converged, reflecting a strengthening Enbridge credit profile over time through growth in the regulated business and simplification of the capital structure No future issuances at EPI contemplated (no issuance since 2023) Expected to decrease overall liquidity in EPI Notes The amendment review fee compensates investors for 1) long-term support of the Enbridge family, 2) any perceived credit spread differential (up to 2 bps as depicted in diagram below), and 3) active participation in the consent and voting process Tiering of amendment review fee reflects duration bucketing of tenors Short Tenors: $1.50 per $1,000 – Including 6.55% 2027s, 6.05% 2029s, 3.52% 2029s and 6.50% 2029s Mid Tenors: $3.50 per $1,000 – Including 2.82% 2031s, 5.08% 2036s, 5.35% 2039s and 5.33% 2040s Long Tenors: $5.00 per $1,000 – Including 4.55% 2043s, 4.55% 2045s, 4.13% 2046s, 4.33% 2049s, 4.20% 2051s and 5.82% 2053s Amendment Review Fee Amendment review fee offer reflects importance of investor relationships to Enbridge Based on a +2 bps secondary credit spread differential Tiered Structure Price Differential (Per C$1,000) W.A. Price Differential (Per C$1,000) Amendment Review Fee (Per C$1,000) $0.3 $0.5 $0.5 $0.6 $0.9 $1.6 $1.9 $1.9 $2.1 $2.2 $2.2 $2.3 $2.4 $2.9 $0.5 $1.5 $2.3 $1.5 $3.5 $5.0 6.55% due 2027 6.05% due 2029 3.52% due 2029 6.50% due 2029 2.82% due 2031 5.08% due 2036 5.35% due 2039 5.33% due 2040 4.55% due 2043 4.55% due 2045 4.13% due 2046 4.33% due 2049 4.20% due 2051 5.82% due 2053 Short Tenors Mid Tenors Long Tenors

10 Cash Flow Stability Low-risk, utility-like business model with creditworthy counterparties Balance Sheet Strength Prudent leverage levels and conservative financial policies support strong credit metrics Capital Allocation Discipline Capital allocation decisions focused on supporting ongoing credit strength Enbridge’s Ongoing Focus on Credit Strength & Flexibility Strong credit ratings will continue to be a key component of Enbridge’s value proposition

11 11 Appendix

12 Note: Capitalized terms used on this slide but not defined in this Presentation have the meanings given to them in the respective trust indentures governing the EPI Notes or the Enbridge Notes, as applicable. Comparison of Enbridge Notes vs EPI Notes EPI Notes Enbridge Notes Issuer: Enbridge Pipelines Inc. Enbridge Inc. (TSX/NYSE: ENB) Guarantors: N.A. Spectra Energy Partners, LP and Enbridge Energy Partners, L.P. Credit Ratings: S&P: BBB+ / Stable DBRS: A / Stable S&P: BBB+ / Stable DBRS: A(L) / Stable Fitch: BBB+ / Stable Moody’s: Baa2 / Stable Ranking: Direct, unsecured obligations of EPI, ranking equally and pari passu with all other unsecured and unsubordinated indebtedness of EPI Direct, unsecured obligations of Enbridge, ranking equally and pari passu with all the other unsecured and unsubordinated indebtedness of Enbridge Principal Amount, Coupon, Maturity, Interest Payment Dates and Redemption: Financial terms will be the same as those attached to the EPI Notes for which the Enbridge Notes will be exchanged Form of Certificate: Book entry only through participants in CDS Financial Covenants: Limitation on Funded Obligations Consolidated Funded Obligations: not to exceed 75% of Total Consolidated Capitalization Limitation on Subordinated Debt Consolidated Funded Obligations and Subordinated Debt: not to exceed 85% of Total Consolidated Capitalization Limitation on Funded Obligations Consolidated Funded Obligations: not to exceed 75% of Total Consolidated Capitalization Limitation on Permitted Encumbrances General carve-out: 5% of Consolidated Net Tangible Assets Base Trust Indenture: October 1, 1966 (as amended and supplemented) October 20, 1997 (as amended and supplemented)

13 Meeting Through the Note Exchange Resolution, EPI is giving the EPI Noteholders the opportunity to vote on the Note Exchange Transaction, whereby all outstanding EPI Notes would be exchanged for Enbridge Notes having the same financial terms as the EPI Notes One vote in respect of each $1,000 principal amount of EPI Notes Required approval at the Meeting: approval by holders of not less than 75% of the principal amount of the EPI Notes present at the Meeting, in person or by proxy, voting together as a single class Quorum at the Meeting: at least two individuals present, in person or by proxy, who represent not less than a majority of the aggregate principal amount of EPI Notes outstanding Consent Solicitation Notwithstanding the Meeting, the EPI trust indenture provides that the Note Exchange Resolution may also be passed by the written consent of the EPI Noteholders EPI Noteholders who validly consent to the approval of the Note Exchange Resolution prior to the consent cut-off time shall be considered to have provided written consent under the Consent Solicitation Required written consent: approval by EPI Noteholders of not less than 75% of the principal amount of all outstanding EPI Notes If the Note Exchange Resolution is passed by written consent of EPI Noteholders, the Meeting will be cancelled Each EPI Noteholder that makes an election relating to the consent solicitation and provides voting instructions relating to the meeting will receive an amendment review fee if the Note Exchange Resolution is approved and the Note Exchange Transaction is completed, regardless of whether the EPI Noteholder consented to and voted in favor of the Note Exchange Resolution or against it, as determined by the tiered fee structure as described in more detail earlier in this presentation. Key Contacts Questions concerning the offer should be directed to BMO Capital Markets, the Solicitation Agent 1-416-359-6359 (collect) or 1-833-418-0762 (toll free) liabilitymanagement@bmo.com Questions on voting/consent mechanics as well as requests for copies of the documents should be directed to Sodali & Co., the Information Agent 1-833-830-9927 (North American toll free) or 1-289-695-3075 (Outside North America, Banks, Brokers and collect) assistance@investor.sodali.com General Voting Information & Key Contacts